FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Banco Santander, S.A.
INCORPORATION BY REFERENCE
This report on Form 6-K/A, except for the last paragraph on page 17 of Item 1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-173149) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	First Half 2011 — results financial report

2	First Half 2011 — results financial statements

FINANCIAL REPORT 2011

2	JANUARY — JUNE FINANCIAL REPORT 2011

CONTENTS
www.santander.com

KEY CONSOLIDATED DATA	5

HIGHLIGHTS OF THE PERIOD	6

CONSOLIDATED FINANCIAL REPORT	8

Income statement	9

Balance sheet	13

RISK MANAGEMENT	20

THE SANTANDER SHARE	23

INFORMATION BY PRINCIPAL SEGMENTS	24

Continental Europe	28

United Kingdom	36

Latin America	38

Sovereign	46

Corporate Activities	48

INFORMATION BY SECONDARY SEGMENTS	50

Retail Banking	50

Global Wholesale Banking	52

Asset Management and Insurance	54

CORPORATE GOVERNANCE	56

SIGNIFICANT EVENTS IN THE QUARTER	57

CORPORATE SOCIAL RESPONSIBILITY	57

JANUARY — JUNE FINANCIAL REPORT 2011	3

4	JANUARY — JUNE FINANCIAL REPORT 2011

KEY CONSOLIDATED DATA

	H1’11	H1’10	Amount	(%)	2010
BALANCE SHEET (million euros)
Total assets	1,231,908	1,220,024	11,883	1.0	1,217,501
Net customer loans	723,969	727,882	(3,913)	(0.5)	724,154
Customer deposits	624,414	595,300	29,114	4.9	616,376
Customer funds under management	995,741	993,774	1,967	0.2	985,269
Shareholders’ equity	77,697	73,034	4,663	6.4	75,273
Total managed funds	1,374,028	1,365,893	8,134	0.6	1,362,289

INCOME STATEMENT (million euros)
Net interest income	15,152	14,499	653	4.5	29,224
Gross income	22,137	20,874	1,264	6.1	42,049
Net operating income	12,406	12,063	343	2.8	23,853
Profit from continuing operations	4,602	4,917	(315)	(6.4)	9,129
Attributable profit to the Group	3,501	4,445	(944)	(21.2)	8,181

EPS, PROFITABILITY AND EFFICIENCY (%)
EPS (euro)	0.3951	0.5126	(0.1175)	(22.9)	0.9418
Diluted EPS (euro)	0.3922	0.5095	(0.1173)	(23.0)	0.9356
ROE	9.39	12.91			11.80
ROA	0.65	0.85			0.76
RoRWA	1.36	1.70			1.55
Efficiency ratio (with amortisations)	44.0	42.2			43.3

BIS II RATIOS AND NPL RATIOS (%)
Core capital	9.20	8.61			8.80
Tier I	10.43	10.06			10.02
BIS ratio	13.10	13.48			13.11
NPL ratio	3.78	3.37			3.55
NPL coverage	69	73			73

MARKET CAPITALISATION AND SHARES
Shares outstanding (millions at period-end)	8,440	8,229	211	2.6	8,329
Share price (euros)	7.963	8.740	(0.777)	(8.9)	7.928
Market capitalisation (million euros)	67,210	71,920	(4,710)	(6.5)	66,033
Book value (euro)	8.73	8.40			8.58
Price / Book value (X)	0.91	1.04			0.92
P/E ratio (X)	10.08	8.52			8.42

OTHER DATA
Number of shareholders	3,223,047	3,164,143	58,904	1.9	3,202,324
Number of employees	190,604	170,264	20,340	11.9	178,869
Continental Europe	64,101	50,461	13,640	27.0	54,518
o/w: Spain	33,345	33,387	(42)	(0.1)	33,694
United Kingdom	25,574	22,843	2,731	12.0	23,649
Latin America	89,860	86,734	3,126	3.6	89,526
Sovereign	8,781	8,386	395	4.7	8,647
Corporate Activities	2,288	1,840	448	24.3	2,529
Number of branches	14,679	13,671	1,008	7.4	14,082
Continental Europe	6,643	5,864	779	13.3	6,063
o/w: Spain	4,785	4,857	(72)	(1.5)	4,848
United Kingdom	1,405	1,328	77	5.8	1,416
Latin America	5,908	5,757	151	2.6	5,882
Sovereign	723	722	1	0.1	721

INFORMATION ON RECURRING PROFIT (before the impact from the establishing an extraordinary provision)

Attributable profit to the Group	4,121	4,445	(324)	(7.3)	8,181
EPS (euro)	0.4651	0.5126	(0.0476)	(9.3)	0.9418
Diluted EPS (euro)	0.4617	0.5095	(0.0478)	(9.4)	0.9356
ROE	11.05	12.91			11.80
ROA	0.76	0.85			0.76
RoRWA	1.57	1.70			1.55
Efficiency ratio (with amortisations)	8.56	8.52			8.42

Note:	The financial information in this report was approved by the Board of Directors at its meeting on July, 21 2011, following a favourable report from the Audit and Compliance Committee on July, 20 2011.

JANUARY — JUNE FINANCIAL REPORT 2011	5

HIGHLIGHTS OF THE PERIOD
INCOME STATEMENT: (pages 9 — 12)
•
The second quarter attributable profit was EUR 1,393 million, impacted by the one-off extraordinary provision of EUR 620 million net of tax, in relation to Payment Protection Insurance (PPI) remediation in the UK.

•	Attributable profit in the first half, including this impact was EUR 3,501 million, 21.2% less than in the same period of 2010. Earnings per share were EUR 0.3951.

•
Excluding this extraordinary provision, recurring attributable profit for the second quarter amounted to EUR 2,013 million, and the total for the first half was EUR 4,121 million, 7.3% lower than the same period of 2010. Earnings per share were EUR 0.4651.

•
The Group continued to show in the quarter its capacity to generate high recurring operating profits in a very complex environment. Net operating income after provisions increased 5.5% year-on-year, with double-digit growth at Santander Consumer Finance, Brazil, Latin America ex-Brazil and Sovereign. The UK registered single-digit growth after absorbing regulatory impacts and only Spain and Portugal declined as they were hit by the macroeconomic environment.

•	The second quarter saw the incorporation of Bank Zachodni WBK, which posted EUR 94 million of attributable profit.

•	The lines of the income statement reflect the main management focus:
•	Good performance of gross income (+6.1%). Net interest income and net fee income notched up another quarterly record.

•	Operating expenses increased 10.4% because of new business projects, investments in technology and increased installed capacity.

•
Provisions declined because of the reduced needs of SCF, the UK, Latin America ex-Brazil and Sovereign. They increased in Spain because of the lower release of generic provisions, as the specific ones were 24.0% lower.

STRONG BALANCE SHEET: (pages 13 — 22)
•
Solid core capital of 9.20% at the end of June (8.80% at the end of 2010). The main changes in the second quarter of 2011 were the generation of ordinary profits (+20 b.p.), the impact of the entry of Bank Zachodni WBK (-55 b.p.) and the one-off charge already mentioned (-11 b.p.)

•
Better financing structure (deposits plus medium and long-term funding to loans ratio of 117%, up from 111% in June 2010), and liquidity ratios (loans-to-deposits of 116% as against 122% a year earlier). In the second quarter, very selective capturing of deposits, giving priority to the return, and strong activity in wholesale issues through good access to markets although at higher prices because of their situation.

•	The Group’s non-performing loan and coverage ratios continued to stabilize and ended the first half at 3.78% and 69%, respectively. The NPL ratio in Spain was 4.81% and coverage 49%.
STRESS TESTS: (page 19)
•
The stress tests conducted by the European Banking Authority (EBA) showed that even in an adverse economic scenario Santander would be the European bank that posted the most profits, distributed the most dividends and retained the most earnings in the next two years. In this scenario, Santander would generate a net profit of more than EUR 8,000 million for 2011 and 2012 combined, enabling it to distribute EUR 2,942 million of dividends in cash and retain EUR 5,150 million.

•
The Core Tier 1 ratio would rise to 8.4% in December 2012, well above the minimum requirement of 5% (surplus of EUR 21,816 million). Incorporating the excess of anticyclical provisions, the ratio would be 8.9%.

6	JANUARY — JUNE FINANCIAL REPORT 2011

HIGHLIGHTS OF THE PERIOD
THE SANTANDER SHARE: (page 23)
•	The share price was EUR 7.963 at June 30, 2.8% less than at the end of March 2011 and 8.9% lower year-on-year.
•	The fourth and final dividend charged to 2010’s earnings of EUR 0.228766 gross in cash per share will be paid as of May 1, bringing the total shareholder remuneration to EUR 0.60 per share.
•
The first interim dividend charged to 2011’s profits of EUR 0.135234 gross in cash per share will be paid on August 1, the same amount as that paid as the first interim dividend charged to 2010’s profits.

BUSINESS AREAS: (more detail on pages 24-55)
•
Continental Europe: attributable profit of EUR 1,874 million, 17.2% less than in the first half of 2010 because of the fall in the units in Spain and Portugal. Santander Consumer Finance, on the other hand, performed well. Its profit was 68.0% higher. Compared to the second quarter of 2010, the attributable profit was 71.8% higher due to greater gross income, costs control and lower provisions.

•
United Kingdom: attributable profit of £839 million, 4.2% less than in the first half of 2010 and very affected by the impact of regulatory changes, chiefly in revenues. Excluding them, profit was 17.0% higher due to control of costs and lower provisions. Attributable profit for the first half was £300 million after including the extraordinary provision aforementioned.

•
Latin America: attributable profit of EUR 2,457 million, 15.8% more than in the first half of 2010. In local currency, growth was 13.5% fuelled by higher net interest income and fee income (+10.7%) and a small rise in provisions (+6.2%). Net operating income after provisions rose 12.5%. Brazil’s attributable profit was EUR 1,381 million, 7.6% higher. In local currency it was 3.5% higher because of the higher tax pressure and the rise in minority interests as net operating income after provisions increased 11.9% because of the growth in gross income.

•	Sovereign: attributable profit of $359 million ($227 million in the first half of 2010), with a good performance in gross income and a large fall in provisions.

JANUARY — JUNE FINANCIAL REPORT 2011	7

CONSOLIDATED FINANCIAL REPORT
GENERAL BACKGROUND
Grupo Santander is conducting its business against a background of recovery in the global economy, although growth is lower than in 2010. This is because of higher oil prices as a result of geopolitical tensions, reduced output following Japan’s earthquake and the rise in oil stocks from lower than expected demand.
Meanwhile, the euro zone’s sovereign debt problems are maintaining tensions in the financial markers and there is no let up in the uncertainty over the risk of contagion from Greece. The agreement reached by the Eurogroup at the end of July could relax the pressure on markets and, as a result, create better financial and economic conditions in the coming quarters.
The pace of US growth slowed in the first quarter (+1.9% quarter-on-quarter annualised) and the outlook is similar for the second quarter. The sluggish growth is expected to give way to a stronger rise in GDP in the second half of the year, fuelled, among other factors, by the healthy situation of non-financial companies. Other elements, however, such as high household indebtedness, the weakness of the labour market and household expenditure will make it difficult to attain growth close to the potential rate.
As a result, and with inflation under control, the Federal Reserve continues to keep its eye on activity and remains committed to a soft monetary policy which could last longer than expected.
In Latin America, the lower growth in the last part of 2010 continued into 2011, although it was still high. The loss of steam was due to the withdrawal of stimulus measures and lower growth in the rest of the world, with a different impact on countries’ inflation.
Brazil’s year-on-year GDP growth declined to 4.2% in the first quarter (5% in the fourth quarter of 2010), because of more moderate private consumption and the building up of stocks, trends that seem to persist. As the slowdown is not sufficient to reduce inflationary pressures (June’s IPCA was 6.7%, above the central bank’s target of 4.5 ±2%), the central bank continued to raise interest rates (the Selic in June was 12.25%, 150 b.p. more than at the end of 2010). Further rises are possible in the second half of the year.
Mexico’s year-on-year growth in the first quarter was slightly higher (+4.6%) and is expected to decelerate in the second quarter in line with the lower tone of the US economy. This temporary and limited slowdown joined a previously idle installed capacity, enabling inflationary pressures to be controlled (3.3% in June). As a result, the Bank of Mexico held its monetary policy (the key rate has been at 4.5% since July 2009).
Chile’s growth quickened in the first quarter, both year-on-year (+9.6% in a comparison distorted by the earthquake in February 2010) as well as quarter-on-quarter (+1.3% over the fourth quarter), underscoring the good moment of its economy. With inflation rising but more moderately (3.4%), the central bank continued to raise its key rate to 5.25% in June (+200 b.p. since December), a process that is expected to continue with a pace adjusted to the boost to the Chilean economy from the growth in exports.
In the euro zone, GDP growth gained strength in the first quarter (+3.4% quarter-on-quarter annualised) and looked to be also robust in the second quarter but less than in the first because of the temporary impact of the three global factors already mentioned. With inflation well above the ECB’s target (2.7% in June) because of raw material prices, and with no signs of falling in the very short term, the ECB decided to raise its repo rate by 25 b.p. in April and a further 25 b.p. in July to 1.50%.
There are significant divergences in growth in the euro zone. In the first quarter, Germany again stood out with the highest growth (+6.1% quarter-on-quarter annualised) and, apparently, with a broader base than the traditional exporting and manufacturing sectors.
The Spanish economy continued its soft recovery in the first quarter (+0.3% quarter-on-quarter and +0.8% year-on-year), spurred by exports. Domestic demand, on the other hand, is still weak because of high unemployment, features that will remain in the second half of the year. The upward trend in inflation was halted (3.2% in June), due to the easing of tobacco prices and services, which anticipates a slight fall in the rest of the year when the impact of rises in VAT, taxes (tobacco) and tariffs (electricity) disappears.
In the UK, annualised quarter-on-quarter GDP growth in the first quarter rose to 1.9%, hardly compensating for the fall in the fourth quarter of 2010 due to the bad weather. The composition of growth reflected the weakness of domestic demand, hit by the fiscal adjustment and household indebtedness, which seemed to have carried on in the second quarter.
As well as the uncertainty over the recovery, inflation remains very high (4.2% in June) and points to new hikes in the coming months. The Bank of England remains cautious, while holding the base rate.
EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	H1’11	H1’10	30.06.11	31.12.10	30.06.10

US$	1.4022	1.3225	1.4453	1.3362	1.2271
Pound sterling	0.8679	0.8692	0.9026	0.8608	0.8175
Brazilian real	2.2872	2.3767	2.2601	2.2177	2.2082
New Mexican peso	16.6817	16.7457	16.9765	16.5475	15.7363
Chilean peso	667.0468	694.7436	677.4844	625.2748	668.0946
Argentine peso	5.6834	5.1200	5.9315	5.3074	4.8225
Polish zloty	3.9521	3.9991	3.9903	3.9750	4.1470

8	JANUARY — JUNE FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
GRUPO SANTANDER RESULTS
•	Second quarter profit impacted by the one-off provision of £538 million (net of tax) in relation to PPI remediations in the UK.
•	Good performance of gross income: net interest income and fee income set a new quarterly record (EUR 10,367 million).
•	Higher costs due to the new commercial projects, the increase in the installed capacity and IT investments.
•	Loan-loss provisions were 1.0% lower, due to the reduced release of generic provisions as the specific ones declined 8.5%.
•	Net operating income after provisions rose 5.5% year-on-year.
ATTRIBUTABLE PROFIT TO THE GROUP
Million euros

(1)	Before the impact from the extraordinary provision in relation to PPI remediation in the UK: 2,013 million
Attributable profit in first half of 2011 was EUR 3,501 million, 21.2% less than in the same period of 2010. The fall was due to an impact of £538 million net of tax (EUR 620 million) from an extraordinary provision related to Payment Protection Insurance (PPI) in the UK.
INCOME STATEMENT
Million euros

			Variation
	H1’11	H1’10	Amount	(%)

Net interest income	15,152	14,499	653	4.5

Dividends	234	191	43	22.3
Income from equity-accounted method	10	8	2	30.9
Net fees	5,323	4,809	515	10.7
Gains (losses) on financial transactions	1,379	1,291	88	6.8
Other operating income/expenses	39	75	(37)	(48.9)

Gross income	22,137	20,874	1,264	6.1

Operating expenses	(9,731)	(8,811)	(921)	10.4
General administrative expenses	(8,694)	(7,882)	(812)	10.3
Personnel	(5,071)	(4,500)	(571)	12.7
Other general administrative expenses	(3,623)	(3,382)	(240)	7.1
Depreciation and amortisation	(1,037)	(928)	(109)	11.7

Net operating income	12,406	12,063	343	2.8

Net loan-loss provisions	(4,871)	(4,919)	48	(1.0)
Impairment losses on other assets	(100)	(120)	20	(16.8)
Other income	(1,088)	(693)	(395)	57.1

Profit before taxes(1)	6,347	6,331	16	0.3

Tax on profit	(1,746)	(1,415)	(331)	23.4

Profit from continuing operations(1)	4,602	4,917	(315)	(6.4)

Net profit from discontinued operations	(6)	(13)	7	(52.7)

Consolidated profit(1)	4,596	4,903	(308)	(6.3)

Minority interests	475	458	17	3.6

Attributable profit to the Group(1)	4,121	4,445	(324)	(7.3)

Extraordinary allowances	(620)	—	(620)	—

Attributable profit to the Group	3,501	4,445	(944)	(21.2)

EPS(1) (euros)	0.4651	0.5126	(0.0476)	(9.3)
Diluted EPS(1) (euros)	0.4617	0.5095	(0.0478)	(9.4)

Pro memoria:
Average total assets	1,215,161	1,158,412	56,749	4.9
Average shareholders’ equity	74,558	68,888	5,670	8.2

(1)	Before the impact from the extraordinary provision in relation to PPI remediation in the UK

JANUARY — JUNE FINANCIAL REPORT 2011	9

CONSOLIDATED FINANCIAL REPORT
QUARTERLY
Million euros

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11

Net interest income	7,122	7,378	7,396	7,329	7,514	7,638

Dividends	47	144	60	111	40	193
Income from equity-accounted method	3	5	5	4	5	5
Net fees	2,326	2,483	2,481	2,445	2,595	2,729
Gains (losses) on financial transactions	724	567	599	715	657	722
Other operating income/expenses	38	38	22	9	41	(2)

Gross income	10,260	10,614	10,563	10,613	10,852	11,285

Operating expenses	(4,263)	(4,548)	(4,687)	(4,698)	(4,824)	(4,908)
General administrative expenses	(3,812)	(4,070)	(4,206)	(4,168)	(4,314)	(4,380)
Personnel	(2,182)	(2,317)	(2,408)	(2,421)	(2,521)	(2,550)
Other general administrative expenses	(1,629)	(1,753)	(1,798)	(1,746)	(1,792)	(1,830)
Depreciation and amortisation	(451)	(478)	(481)	(531)	(510)	(528)

Net operating income	5,997	6,066	5,876	5,915	6,029	6,377

Net loan-loss provisions	(2,436)	(2,483)	(2,935)	(2,404)	(2,188)	(2,684)
Impairment losses on other assets	(57)	(63)	(41)	(310)	(48)	(52)
Other income	(331)	(362)	(364)	(16)	(550)	(538)

Profit before taxes(1)	3,173	3,158	2,535	3,186	3,243	3,104

Tax on profit	(734)	(680)	(634)	(874)	(888)	(857)

Profit from continuing operations(1)	2,439	2,477	1,901	2,311	2,355	2,247

Net profit from discontinued operations	(12)	(1)	(4)	(10)	(6)	(0)

Consolidated profit(1)	2,427	2,476	1,897	2,301	2,349	2,246

Minority interests	212	246	262	201	241	234

Attributable profit to the Group(1)	2,215	2,230	1,635	2,101	2,108	2,013

Extraordinary allowances	—	—	—	—	—	(620)

Attributable profit to the Group	2,215	2,230	1,635	2,101	2,108	1,393

EPS(1) (euros)	0.2553	0.2574	0.1884	0.2408	0.2382	0.2268
Diluted EPS(1) (euros)	0.2537	0.2558	0.1854	0.2406	0.2364	0.2253

(1)	Before the impact from the extraordinary provision in relation to PPI remediation in the UK
Recurring attributable profit in the second quarter, before this one-off was EUR 2,013 million and EUR 4,121 million in the first half, 7.3% less than in the same period of 2010. The fall was due to higher tax pressure in the first half, which absorbed 7 percentage points of the year-on-year growth.
Net operating income after provisions, which is the best reflection of the underlying business, increased 5.5% year-on-year, spurred by growth in basic revenues (net interest income, fee income and insurance), which again increased in the second quarter. Together with an economic environment, in which the degree of recovery varies by country, and in order to better interpret the results, several aspects need to be taken into account:
•
There is a perimeter impact throughout the income statement from the consolidation of AIG in Poland, the business acquired from SEB in Germany (Santander Retail) and the entry of Bank Zachodni WBK into Grupo Santander. At the level of revenues and costs, the perimeter had a positive impact of around 3 p.p.

10	JANUARY — JUNE FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
•
All the revenues are recurring as they do not include the capital gains (around $1,200 million) from the operation agreed with Zurich Financial Services, as authorisation from the various regulators is in the process of being obtained before its execution, as it is a previous and necessary step.

•
Lastly, the comparison of gross income and operating expenses with the first half of 2010 at total Group level and the UK is hardly affected by the evolution of the average exchange rates against the euro. However, there is a positive impact of 3 p.p. for Latin America and 6 p.p. negative for Sovereign.

The performance of the income statement and comparisons between the first half of 2010 and of 2011 was as follows:
Gross income was EUR 22,137 million, 6.1% higher year-on-year (+2.9% excluding the perimeter and exchange rate impact effects).
Net interest income rose 4.5% to EUR 15,152 million. This was due to the net impact of several factors. On the one hand, there was a positive effect from the moderate increase in volumes and the improvement in the spreads on loans for the whole Group (from 3.58% to 3.85%).
On the other hand, the impact from the lower spreads on deposits was negative. Although spreads improved in the second quarter, thanks to the lower cost of credit in Spain, they were still lower in the Group as a whole than in the first half of 2010 (0.27% as against 0.39%), due to the strong competition in some markets, the higher cost of wholesale funding and the greater regulatory requirements for liquidity in some countries, mainly the UK.
Net fee income increased 10.7%, with a favourable performance of those from insurance and services. The latter showed rises in almost all lines (cards, demand deposits, guarantees, etc). On the other hand, those from securities and custody were lower than in the first half of 2010 and from mutual and pension funds virtually unchanged.
NET FEES
Million euros

			Variation
	H1’11	H1’10	Amount	(%)

Fees from services	3,080	2,756	324	11.7
Mutual & pension funds	623	622	0	0.1
Securities and custody	338	405	(68)	(16.7)
Insurance	1,283	1,025	258	25.2

Net fees	5,323	4,809	515	10.7

Gains on financial transactions increased 6.8%, year-on-year, largely due to Corporate Activities (from the positive impact of hedging exchange rates compared to losses in 2010), as the operating areas declined because of the lower revenues of GBM, which were very high in the first half of 2010. The relative share of gains on financial transactions in total revenues remained low at 6%. The rest of revenues (dividends, income accounted for by the equity method and other operating income) rose 3.0%.
Gross income in the second quarter was 4.0% higher than in the first quarter and 3.0% excluding the perimeter and exchange rate effects. This reflected the moderate rise in net fee income as well as the better evolution of net interest income, which notched up a record in the second quarter.
OPERATING EXPENSES
Million euros

			Variation
	H1’11	H1’10	Amount	(%)
Personnel expenses	5,071	4,500	571	12.7
General expenses	3,623	3,382	240	7.1
Information technology	453	425	27	6.4
Communications	334	320	14	4.3
Advertising	317	299	18	6.2
Buildings and premises	811	759	51	6.8
Printed and office material	82	89	(7)	(8.2)
Taxes (other than profit tax)	196	181	16	8.8
Other expenses	1,430	1,310	121	9.2

Personnel and gen. expenses	8,694	7,882	812	10.3

Depreciation and amortisation	1,037	928	109	11.7

Total operating expenses	9,731	8,811	921	10.4

Operating expenses rose 10.4% year-on-year and 6.6% excluding the perimeter and exchange rate effects. The year-on-year performance varied throughout the Group.
In Europe, both the large units (Santander Branch Network, Banesto and Portugal) as well as the UK recorded falls in expenses in real terms. Of note were the reductions of around 1% in the Santander Branch Network and Banesto.
The global units (GBM and Asset Management) registered higher growth in expenses (+6.6%) because of investments in equipment and technology with the double purpose of strengthening the positions attained in key markets and businesses in previous years, and developing new initiatives, such as the distribution of fixed income products in Europe.
In Latin America, the rise is linked to the drive in new commercial projects, the increase in installed capacity, the restructuring of points of attention, particularly in Brazil, and, lastly, the revision of collective bargaining agreements in an environment of higher inflation.
Lastly, Sovereign also shows in the comparison with the first half of 2010 the impact of investments in technology and commercial structure begun in the second half of 2010.
Net operating income in the first half was EUR 12,406 million, 2.8% more than in the same period of 2010 (+0.1% without the perimeter and exchange rate effects), significantly higher than in the first quarter year-on-year. Growth in the second quarter of 2011 over the first was 5.2% without the perimeter and exchange rate effects.

JANUARY — JUNE FINANCIAL REPORT 2011	11

CONSOLIDATED FINANCIAL REPORT
NET LOAN-LOSS PROVISIONS
Million euros

			Variation
	H1’11	H1’10	Amount	(%)

Non performing loans	5,706	5,454	252	4.6
Country-risk	4	(3)	7	—
Recovery of written-off assets	(838)	(532)	(306)	57.6

Total	4,871	4,919	(48)	(1.0)

This performance showed the Group’s capacity to continue to generate revenues in a difficult context like the current one and comfortably absorb the provisions made for loan losses, which at EUR 4,871 million were 1.0% less than in the first half of 2010 (-3.1% excluding the perimeter and exchange rate effects). This was due to the reduced release of generic provisions, as specific ones declined 8.5%.
There were significant reductions in provisions in the UK, Latin America ex-Brazil, Sovereign and Santander Consumer Finance (including the incorporation of new units). The commercial units in Spain, Portugal and GBM Europe required higher provisions than in the first half of 2010, very much determined, as for the Group, by the reduced release of generic provisions. Brazil’s provisions increased because of the stronger growth in lending, which was accompanied by a rise in the sector’s NPLs in the quarter and the impact of some prudential macroeconomic measures.
Net operating income after provisions was EUR 7,535 million, 5.5% more than in the first half of 2010 (+2.4% excluding the perimeter and exchange-rate impacts).
There were strong rises in these results (without the perimeter and exchange-rate effects) in Santander Consumer Finance (+65.7%), Brazil (+11.9%), Latin America ex-Brazil (+13.4%) and Sovereign (+62.9%) and more moderate in the UK (+2.3%), after absorbing the significant impact of regulatory changes, as commented on in greater detail later on. On the other hand there were declines in Spain (-31.8%) and Portugal (-40.9%).
Asset impairment losses and other results were EUR 1,188 million negative compared to EUR 813 million, also negative, in the first half of 2010, largely due to provisions for foreclosed properties and the higher cost of the Bank Levy and the Financial Services Compensation Scheme in the UK.
Recurring profit before tax was 0.3% higher year-on-year at EUR 6,347 million (-2.9% excluding the perimeter and exchange rate effects). The tax charge increased 23.4% to EUR 1,746 million, mainly due to Brazil, Sovereign and Corporate Activities.
The profit from continued operations, after the tax charge, was EUR 4,602 million (-6.4% y-o-y). Recurring attributable profit, after incorporating discontinued operations and minority interests was EUR 4,121 million (-7.3% y-o-y).
Including the one-off provision, attributable profit was 21.2% less than in the first half of 2010 at EUR 3,501 million.
Earnings per share in the first half were EUR 0.3951, 22.9% less than in the same period of 2010. The recurring earnings per share were EUR 0.4651 (-9.3%). These items were slightly affected by the capital increases in 2010 and the beginning of 2011 to convert Valores Santander (convertible bonds) and tend to the remuneration in shares for those shareholders than chose this option, as no adjustment was made retroactively to the number of shares of previous periods.

12	JANUARY — JUNE FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
BALANCE SHEET
Million euros

			Variation
	30.06.11	30.06.10	Amount	(%)	31.12.10
BALANCE SHEET
Cash on hand and deposits at central banks	90,003	61,056	28,947	47.4	77,785

Trading portfolio	164,301	162,540	1,761	1.1	156,762
Debt securities	69,164	65,521	3,643	5.6	57,871
Customer loans	694	1,061	(367)	(34.6)	755
Equities	8,316	6,707	1,609	24.0	8,850
Trading derivatives	68,494	85,357	(16,862)	(19.8)	73,069
Deposits from credit institutions	17,633	3,895	13,738	352.8	16,216

Other financial assets at fair value	30,986	34,029	(3,043)	(8.9)	39,480
Customer loans	8,574	12,201	(3,627)	(29.7)	7,777
Other (deposits at credit institutions, debt securities and equities)	22,412	21,827	585	2.7	31,703

Available-for-sale financial assets	90,476	85,908	4,568	5.3	86,235
Debt securities	84,137	78,360	5,777	7.4	79,689
Equities	6,339	7,547	(1,208)	(16.0)	6,546

Loans	764,588	787,512	(22,924)	(2.9)	768,858
Deposits at credit institutions	42,593	61,514	(18,921)	(30.8)	44,808
Customer loans	714,701	714,619	82	0.0	715,621
Debt securities	7,294	11,378	(4,085)	(35.9)	8,429

Investments	293	200	93	46.6	273

Intangible assets and property and equipment	17,566	12,837	4,728	36.8	14,584

Goodwill	26,527	25,345	1,182	4.7	24,622

Other	47,168	50,597	(3,430)	(6.8)	48,901

Total assets	1,231,908	1,220,024	11,883	1.0	1,217,501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trading portfolio	131,909	139,091	(7,181)	(5.2)	136,772
Customer deposits	13,133	4,081	9,052	221.8	7,849
Marketable debt securities	2,214	512	1,702	332.2	365
Trading derivatives	68,663	82,940	(14,277)	(17.2)	75,279
Other	47,900	51,557	(3,657)	(7.1)	53,279

Other financial liabilities at fair value	72,638	37,922	34,716	91.5	51,020
Customer deposits	39,115	23,691	15,424	65.1	27,142
Marketable debt securities	8,954	6,767	2,187	32.3	4,278
Due to central banks and credit institutions	24,570	7,464	17,106	229.2	19,600

Financial liabilities at amortized cost	898,769	911,636	(12,866)	(1.4)	898,969
Due to central banks and credit institutions	87,681	80,124	7,557	9.4	79,537
Customer deposits	572,166	567,527	4,639	0.8	581,385
Marketable debt securities	191,314	205,144	(13,830)	(6.7)	188,229
Subordinated debt	25,841	35,497	(9,656)	(27.2)	30,475
Other financial liabilities	21,767	23,343	(1,576)	(6.8)	19,343

Insurance liabilities	10,775	10,002	773	7.7	10,449

Provisions	16,040	16,942	(902)	(5.3)	15,660

Other liability accounts	22,113	26,014	(3,900)	(15.0)	23,717

Total liabilities	1,152,245	1,141,606	10,639	0.9	1,136,586

Shareholders’ equity	77,697	73,034	4,663	6.4	77,334
Capital stock	4,220	4,114	106	2.6	4,165
Reserves	71,117	65,587	5,530	8.4	66,258
Attributable profit to the Group	3,501	4,445	(944)	(21.2)	8,181
Less: dividends	(1,141)	(1,113)	(29)	2.6	(1,270)

Equity adjustments by valuation	(4,165)	(749)	(3,415)	455.9	(2,315)

Minority interests	6,131	6,133	(2)	(0.0)	5,896

Total equity	79,663	78,418	1,245	1.6	80,914

Total liabilities and equity	1,231,908	1,220,024	11,883	1.0	1,217,501

JANUARY — JUNE FINANCIAL REPORT 2011	13

CONSOLIDATED FINANCIAL REPORT
GRUPO SANTANDER BALANCE SHEET
Activity continued to reflect the market context:
•	Lower demand for loans in developed markets (-7% in Spain and -12% in Portugal).
•	Growth of 18% in lending in Latin America.
•	In funds, preference for deposits, mainly in Europe, and special watch on the cost.
Core capital at 9.20%, very solid as befits Grupo Santander’s business model and risk profile.
Shareholders’ equity per share increased again (+EUR 0.15 in the first half) to EUR 8.73.
Total managed funds at the end of June amounted to EUR 1,374,028 million, of which EUR 1,231,908 million (90%) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
Two factors need to be taken into account in the year-on-year comparisons:
•
A positive impact from the perimeter effect of incorporating to the Group the retail banking business of SEB in Germany (Santander Retail) and AIG, both of them in Santander Consumer Finance, and in the second quarter consolidation of Bank Zachodni WBK in Poland and the purchase of a mortgage portfolio in Mexico.

•	A negative one from the depreciation against the euro (end of period rates) of the dollar (15%), sterling (9%), the Mexican peso (7%), the Brazilian real (2%) and the Chilean peso (1%).
The joint impact on changes in customer balances was two percentage points negative in lending and three percentage points also negative in customer funds.
Lending
The Group’s net lending amounted to EUR 723,969 million, 0.5% less than June 2010. Eliminating the exchange rate and perimeter effects it was 2% higher.
The performance by sector was different. Lending to the public sector increased 6% year-on-year and that to other resident sectors dropped 7%. The fall was more significant in the commercial portfolio and other credits, which declined 12% and 9%, respectively.
Lending to the non-resident sector grew 2%, due to the growth in Latin America.

14	JANUARY — JUNE FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
CUSTOMER LOANS
Million euros

			Variation
	30.06.11	30.06.10	Amount	(%)	31.12.10
Public sector	12,565	11,863	702	5.9	12,137
Other residents	208,493	224,195	(15,702)	(7.0)	217,497
Commercial bills	8,944	10,193	(1,249)	(12.3)	11,146
Secured loans	122,884	129,348	(6,464)	(5.0)	127,472
Other loans	76,665	84,654	(7,989)	(9.4)	78,879
Non-resident sector	522,815	510,688	12,127	2.4	514,217
Secured loans	315,370	319,425	(4,055)	(1.3)	311,048
Other loans	207,445	191,263	16,182	8.5	203,168

Gross customer loans	743,874	746,746	(2,873)	(0.4)	743,851

Loan-loss allowances	19,904	18,864	1,040	5.5	19,697

Net customer loans	723,969	727,882	(3,913)	(0.5)	724,154

Pro memoria: Doubtful loans	29,597	26,745	2,852	10.7	27,908
Public sector	85	42	43	104.1	42
Other residents	12,946	10,833	2,113	19.5	12,106
Non-resident sector	16,566	15,871	695	4.4	15,759
The geographic distribution (principal segments) was very different by markets.
In Continental Europe, Spain and Portugal’s lending fell by 7% and 12% respectively over June 2010, due to deleveraging. Santander Consumer Finance’s lending increased 18%, partly due to the perimeter effect. The incorporation of BZ WBK increased net lending by EUR 8,659 million.
Gross lending in Spain amounted to EUR 229,334 million, with an adequate structure (details further on).
Loans to the public sector amounted to EUR 12,565 million.
Lending to individuals amounted to EUR 87,643 million, of which EUR 59,292 million were housing mortgages. These are the healthiest part and with the least risk of further deterioration of the portfolio in Spain because of the different features of this product compared to similar ones in other countries. For example, the principle is amortised as of the first day, the borrowers’ responsibility extends to all their assets and basically all loans are for residences in ownership with a very low expected loss.
In the specific case of Grupo Santander, over 95% of mortgages are for the first residence, the portfolio has a large concentration in the lowest tranches of loan-to-value (87% with an LTV lower than 80%) and the NPL ratio is very low (2.4%).
Loans to SMEs and companies amounted to EUR 103,778 million.
Loans to the construction and real estate sector, for real estate purposes (the one with the greatest risk) stood at EUR 25,347 million.
This figure represents only 3.4% of the Group’s lending and 11% of its total loans in Spain. It has been sharply reduced (-7% in the first half), much more so than the rest of the portfolio and reflecting the Group’s strategy to reduce exposure to this segment of greater risk.
In Portugal, the fall in lending (12% year-on-year) was mainly to large companies, where there was a shift from loans to capital markets. In addition, balances in construction and real estate, which represent only 4% of lending, declined 6% in the year to June 2011. Balances with individuals remained stable.
Santander Consumer Finance’s balance increased 18% since June 2010, due to organic growth and the integration of Germany and Poland, as commented on in greater detail in the section on this area. New loans were 13% higher year-on-year.
In the United Kingdom, the balance of customer loans remained stable in the last 12 months. In local criteria, residential mortgages, in a still depressed market, grew 1% and loans to SMEs 27%, gaining further market share, while personal loans, in line with the policy in the last few years of reducing them, declined 18% year-on-year.
Lending in Latin America increased 18% year-on-year excluding the exchange rate impact, due to organic growth and the incorporation of GE’s mortgage portfolio in Mexico. Loans rose 17% in local currency in Brazil, 15% in Chile and 33% in Mexico (+23% excluding the impact of the portfolio acquired).

JANUARY — JUNE FINANCIAL REPORT 2011	15

CONSOLIDATED FINANCIAL REPORT
CUSTOMER FUNDS UNDER MANAGEMENT
Million euros

			Variation
	30.06.11	30.06.10	Amount	(%)	31.12.10

Public sector	6,558	10,988	(4,430)	(40.3)	9,655
Other residents	159,076	158,277	798	0.5	161,096
Demand deposits	69,482	67,025	2,457	3.7	67,077
Time deposits	68,378	77,141	(8,763)	(11.4)	81,145
REPOs	21,216	14,111	7,105	50.3	12,873
Non-resident sector	458,780	426,034	32,746	7.7	445,625
Demand deposits	215,828	216,787	(959)	(0.4)	210,490
Time deposits	200,843	173,737	27,106	15.6	197,590
REPOs	33,085	27,734	5,351	19.3	30,623
Public Sector	9,024	7,776	1,248	16.0	6,922

Customer deposits	624,414	595,300	29,114	4.9	616,376

Debt securities	202,482	212,424	(9,942)	(4.7)	192,872
Subordinated debt	25,841	35,497	(9,656)	(27.2)	30,475

On-balance-sheet customer funds	852,737	843,220	9,516	1.1	839,723

Mutual funds	112,371	113,668	(1,296)	(1.1)	113,510
Pension funds	10,744	10,662	82	0.8	10,965
Managed portfolios	19,005	21,539	(2,534)	(11.8)	20,314
Savings-insurance policies	884	4,685	(3,800)	(81.1)	758

Other customer funds under management	143,004	150,554	(7,549)	(5.0)	145,547

Customer funds under management	995,741	993,774	1,967	0.2	985,269

Sovereign’s loans rose 4% in dollars in local criteria, due to the increase in the most attractive mortgage segments (residential and multifamily), which grew 15% year-on-year, and the acquisition in January 2011 of a consumer credit portfolio from GE. Both effects comfortably offset the exit from higher risk segments and from those not considered strategic for the Group.
These changes and the evolution of exchange rates produced a loss of relative share of lending in Spain and an increase in Latin America. At the end of the second quarter, Continental Europe accounted for 46% of the Group’s total lending (31% Spain), the UK 31%, Latin America 18% (10% Brazil) and Sovereign 5%.
In the second quarter compared to the first quarter of 2011 and excluding the perimeter and exchange rate effects, loans increased 1%. Continental Europe remained flat, as did Spain; the UK declined 1%; Latin America rose 4% (Brazil: +3.5%) and Sovereign increased 1%.
Customer funds under management
Total managed funds at the end of June amounted to EUR 995,741 million, remaining flat (+0.2%) in the last twelve months.

16	JANUARY — JUNE FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
MUTUAL FUNDS
Million euros

	30.06.11	30.06.10	Var (%)

Spain	30,209	38,395	(21.3)
Portugal	2,755	3,524	(21.8)
Poland	2,443
United Kingdom	14,532	13,203	10.1
Latin America	62,433	58,546	6.6

Total	112,371	113,668	(1.1)

After deducting the perimeter and forex effects, which had a negative impact, growth was 3% and distributed as follows: 6% rise in total deposits without repos (demand deposits: +4%; time: +9%), the aggregate of mutual and pension funds declined 1% and the balance of repos, marketable securities and subordinated debt rose 1%.
Deposits excluding repos grew 7% in Continental Europe in the last 12 months, from organic growth and the incorporation of Zachodni WBK, which contributed EUR 10,217 million to the Group.
In Spain, as a result of the strategy followed in the second quarter of combining retention of the balances captured in the first half of 2010 with a reduction in their cost, deposits fell 5%. If one compares the balances at the start of the campaign with those at the end of June, growth was more than EUR 26,000 million (+17%).
Santander Consumer Finance’s deposits excluding repos increased 43% year-on-year and Portugal’s 21%, while Portugal’s mutual and pension funds declined 16%. The liquidity position was significantly better.
In the UK, customer deposits increased 6% in sterling year-on-year and mutual funds rose 22%.
In Latin America, deposits rose 16% in Brazil and Mexico, 13% in Chile, with generalised growth in demand and in time deposits. Mutual funds increased 15% in Brazil, 8% in Mexico and declined 12% in Chile. Bank savings excluding the exchange rate effect rose 14%.
PENSION FUNDS
Million euros

	30.06.11	30.06.10	Var (%)

Spain	9,477	9,425	0.6
Portugal	1,266	1,237	2.4

Total	10,744	10,662	0.8

Lastly, Sovereign’s deposits increased 15% in dollars in the last 12 months.
By large segments, Continental Europe accounted at the end of June for 39% of managed customer funds (28% Spain), the UK 30%, Latin America 27% (Brazil 16%) and Sovereign 4%.
Growth in managed funds between March and June 2011, eliminating the perimeter and exchange rate effects, was 1%. Continental Europe’s dropped 4% during this period, while the UK’s, Latin America’s and Sovereign’s rose 6%, 2% and 1% respectively.
As well as capturing large volumes of funds in the last 18 months, the Group, for strategic reasons, maintained an active policy of issuing securities in the international fixed income markets.
The Group issued in the first half of 2011 EUR 18,285 million, EUR 12,983 million and EUR 196 million of senior debt, covered bonds and subordinated debt, respectively.
This issuing activity shows the capacity of the Group via its parent bank, Banco Santander, and its main subsidiaries to access the different institutional markets in the countries where it operates: Banesto, Santander Totta, Santander UK/Chile/Brazil/Mexico, Sovereign and the units of Santander Consumer Finance, although at higher prices because of the markets’ situation.
As regards securitisations, the Group’s subsidiaries placed in the market during the first half a total of EUR 15,156 million.
Issues of senior debt, covered bonds and subordinated debt that matured in this period were EUR 12,127 million, EUR 4,700 million and EUR 4,005 million, respectively.
This capturing of stable funds, via deposits and issues, combined with the trend of reduced growth in lending, enabled the loan-to-deposit ratio to continue to improve to 116% from 117% at the end of 2010 and 135% at the end of 2009. The ratio of deposits plus medium and long-term funding to the Group’s loans increased to 117% from 115% in December 2010 (106% at the end of 2009), underscoring the appropriate structure of funding the Group’s lending.
The Group maintains its AA rating from the four main rating agencies, following their confirmation in the latest reviews. This makes Santander one of the few international banks with an AA rating or higher by the four rating agencies.

JANUARY — JUNE FINANCIAL REPORT 2011	17

CONSOLIDATED FINANCIAL REPORT
At the time of publication of this report, the Group’s ratings were as follows:
The Group’s access to wholesale funding markets, as well as the cost of issues depends partly on our credit ratings. A downgrade in our credit ratings could increase the cost of issues and reduce our access to financing in general.
RATING AGENCIES

	Long	Short	Financial
	term	term	strength

Standard & Poor’s	AA	A1 +
Fitch Ratings	AA	F1 +	A/B
Moody’s	Aa2	P1	B-
DBRS	AA	R1(high)
Other items of the balance sheet
Total goodwill was EUR 26,527 million at the end of June, EUR 1,182 million more than a year earlier because of the net impact of the entry of BZ WBK and the evolution of exchange rates,
Of note in the rest of the items were:
•
Cash on hand and deposits in central banks rose from EUR 61,056 million in June 2010 to EUR 90,003 million a year later, mainly in the UK and Brazil and in both cases due to the tougher regulations on liquidity requirements established by their respective central banks.

•
Trading derivatives fell sharply, both in assets as well as liabilities (-EUR 16,862 million and —EUR 14,277 million, respectively), due to the evolution of the market value, mainly of interest rate swaps. The balance at the end of June was EUR 68,494 in assets and EUR 68,663 million in liabilities.

TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES
Million euros

			Variation
	30.06.11	30.06.10	Amount	(%)	31.12.10

Capital stock	4,220	4,114	106	2.6	4,165
Additional paid-in surplus	29,446	29,305	141	0.5	29,457
Reserves	41,831	36,438	5,392	14.8	36,993
Treasury stock	(160)	(156)	(3)	2.1	(192)

Shareholders’ equity (before profit and dividends)	75,337	69,702	5,636	8.1	70,423

Attributable profit	3,501	4,445	(944)	(21.2)	8,181
Interim dividend distributed	—	—	—	—	(1,270)
Interim dividend not distributed	(1,141)	(1,113)	(29)	2.6	(2,060)

Shareholders’ equity (after retained profit)	77,697	73,034	4,663	6.4	75,273

Valuation adjustments	(4,165)	(749)	(3,415)	455.9	(2,315)
Minority interests	6,131	6,133	(2)	(0.0)	5,896

Total equity (after retained profit)	79,663	78,418	1,245	1.6	78,854

Preferred shares and securities in subordinated debt	7,178	8,903	(1,725)	(19.4)	7,352

Total equity and capital with the nature of financial liabilities	86,841	87,321	(480)	(0.5)	86,207

Shareholders’ equity and solvency ratios
Total shareholders’ equity, after retained profit, was 6% higher year-on-year at EUR 77,697 million (+EUR 4,663 million), due to the increase in reserves.
Including minority interests, preference shares and valuation adjustments, total net equity and capital with the nature of financial liabilities stood at EUR 86,841 million at the end of June (-EUR 480 million in 12 months). The change in valuation adjustments over June 2010 was -EUR 3,415 million, basically due to the large negative impact on the value of subsidiaries abroad of exchange rates (partly covered by hedging). It also includes the negative impact of exchange rates on goodwill, neutral in terms of capital ratios as the same happened on the asset side.
As regards capital ratios, Grupo Santander’s eligible shareholders’ equity, in accordance with the criteria of the Bank for International Settlements (BIS II), amounted to EUR 76,045 million (EUR 29,606 million surplus, 64% above the minimum requirement).
The risk-weighted assets increased in the second quarter because of the incorporation of BZ WBK and GE’s portfolio. Excluding them, RWA were around EUR 3,000 lower.
The core capital reached 9.20%, after improving 40 b.p. in the year to June. The main items in the second quarter were: strong generation of ordinary capital is maintained (+20 b.p.), the impact of the incorporation of BZ WBK (-55 b.p.) and of the one-off related to the UK (-11 b.p.).
The core capital is of very high quality, solid and adjusted to our risk profile.
Tier I was 10.43% and the BIS ratio was 13.10%,
Lastly, of note is the Group’s sustained capacity to generate retained profits, after deducting dividends in accordance with the Group’s pay-out policy. At the end of June, shareholders’ equity per share was EUR 8.73 (+EUR 0.15 since the end of 2010), an increase which is added to those in the last four years.

18	JANUARY — JUNE FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
COMPUTABLE CAPITAL AND BIS II RATIO
Million euros

			Variation
	30.06.11	30.06.10	Amount		(%)	31.12.10

Core capital	53,379	51,761	1,618		3.1	53,205
Basic capital	60,558	60,522	36		0.1	60,617
Supplementary capital	17,727	22,233	(4,507)		(20.3)	20,670
Deductions	(2,240)	(1,693)	(547)		32.3	(2,011)

Computable capital	76,045	81,062	(5,017)		(6.2)	79,276

Risk-weighted assets	580,480	601,518	(21,038)		(3.5)	604,885

BIS II ratio	13.10	13.48	(0.38	p.)		13.11
Tier I (before deductions)	10.43	10.06	0.37	p.		10.02
Core capital	9.20	8.61	0.59	p.		8.80

Shareholders’ equity surplus (BIS II ratio)	29,606	32,941	(3,334)		(10.1)	30,885

Stress tests
The stress tests conducted by the European Banking Authority (EBA), in cooperation with the Bank of Spain, the European Central Bank, the European Commission and the European Systemic Risk Board, once again underscored the resistance of the Spanish financial system, because if one takes into account anticyclical provisions and the mitigating measures, no bank needs additional capital.
Spain was again the country that submitted the largest number of banks to the tests (93% of its financial system), and the one that applied scenarios on GDP growth, unemployment, the drop in house prices and a sovereign debt shock that were more severe than the average.
In the case of Grupo Santander, the tests underscored the strength and validity of its business model. Even in the most adverse scenario, the Group would be able to post profits, distribute dividends and continue to generate capital, increasing its core Tier 1 ratio to 8.4%, well above the minimum required of 5% (equivalent to a surplus of EUR 21,816 million). If one adds the excess generic provisions, Santander’s ratio would be 8.9%, 1.8 percentage points more than 2010 and the third highest among the 25 large banks covered by the tests.
According to the Bank of Spain, Grupo Santander will generate net operating income of EUR 41,589 million for 2011 and 2012 combined, which, coupled with EUR 15,184 million of specific provisions for loan losses, would give it EUR 56,773 million to face the adverse scenario.
After deducting the estimated gross impairment for these two years and the taxes to be paid, the Group would have a net profit of EUR 8,092 million, enabling it to distribute EUR 2,942 million of dividends and retain an amount sufficient to absorb the estimated increase in risk assets (+10%) and generate capital.
These results compare well with those of our competitors. On the basis of like-for-like information supplied by the EBA, Santander’s pre-tax profit would be the highest, the volume of dividends distributed in cash the largest and it would retain the most capital. And its return on core Tier 1 capital would be the second highest of the 25 banks analysed.

JANUARY — JUNE FINANCIAL REPORT 2011	19

RISK MANAGEMENT
RISK MANAGEMENT
•	Prudent risk management that mitigates the impact of the deterioration of the economic environment in some markets.
•	The Group’s NPL ratio continued to stabilise (3.78% in June).
•	Higher NPLs in the quarter mainly because of Spain. Strong improvement at Sovereign and Santander Consumer Finance.
•
Loans with real estate purposes in Spain declined again in the quarter (EUR 1,987 million lower since December 2010). They account for 3.4% of the Group’s total and 78% of them are guaranteed by mortgages.

Credit risk
The still weak economic growth in some countries is continuing to produce rises in non-performing loans (NPLs), linked to both the increase in Group’s bad and doubtful loans as well as to the slower pace of growth in lending.
Active management of the portfolio is reflected in an improvement in the risk premium for the whole Group and its main business units, which led to a slower pace of growth in NPLs in the last few quarters.
The risk premium was 1.58%, well below the high of 2.47% in the third quarter of 2009.
Net non-performing loans entries in the first half of 2011, excluding the perimeter and exchange rate effects, amounted to EUR 7,127 million compared to the half-yearly average of EUR 7,928 million in the last two years.
Non-performing loans stood at EUR 30,186 million at the end of June, 10.5% more than a year earlier. This compares well with the growth rates of the last two years.
Grupo Santander’s NPL ratio was 3.78% at the end of June, 17 b.p. more than at the end of March and +41 b.p. since June 2010, partly affected by the entry of BZ WBK and the portfolio acquired in Mexico whose NPL ratio is higher than the Group’s average (3.73% excluding its impact).
Total on-balance sheet loan loss provisions amounted to EUR 20,800 million, of which EUR 5,288 million (25%) were generic provisions.
The effort made in provisions in the last few years, meant increasing provisions by almost EUR 8,000 million since December 2008, maintaining coverage of NPLs at around 70%.
The NPL ratio in Spain is 4.81%, well below that of the banking sector, and coverage 49%. The ratio increased 110 b.p. since June 2010 and 24 b.p. since March 2011.
In Spain, more than 85% of the portfolio (including mortgages and companies) has a NPL ratio of 3.1%. The ratio for mortgages for homes is 2.4%, while the remainder of the portfolio, (public sector, individual customers and companies without real estate purposes) has a ratio of 3.4%.
The NPL ratio for loans to the construction and real estate sector with real estate purposes was 21.3%, reflecting, on the one hand, the larger volume of non-performing loans in this segment and, on the other, the Group’s anticipative policy.

20	JANUARY — JUNE FINANCIAL REPORT 2011

RISK MANAGEMENT
This policy is reflected in the fact that of the EUR 5,399 million recorded as doubtful loans, around 50% is up to date with payments. In addition, EUR 4,013 million is recorded as substandard, all of which is also up to date with payments. In other words, more than 70% of non-performing and substandard loans are up to date with payments and provisions and guarantees adequately cover both of them.
Acquisition and foreclosures of homes is one of the mechanisms used in Spain to manage the portfolio efficiently.
At the end of June, the net balance of these assets amounted to EUR 5,665 million, with coverage of 32%, in line with the needs according to valuations. This coverage is above the Bank of Spain’s minimum requirement.
In Portugal, the NPL ratio increased in the second quarter (+22 b.p.) as well as over the last 12 months (+85 b.p.) to 3.25%, while coverage remained stable at 62% and was 3 p.p. lower than in June 2010.
Santander Consumer Finance reduced its NPL ratio for the fourth quarter running, to 4.42% (21 b.p. less than March 2011 and 81 b.p. below that of June 2010). Coverage was 128%, higher than in the first quarter (+6 p.p.) and also than in June 2010 (+17 p.p.)
In the UK, the NPL ratio was 1.82%. It improved 7 b.p. in the second quarter, but was below the 1.85% of June 2010. Coverage was 41%, slightly below that in March and the 46% of June 2010.
Of note in the Group’s total lending are residential mortgages in the UK, consisting of operations on properties in the UK which are first mortgages, as there are no second or further loans on the mortgaged properties.
This portfolio has evolved favourably. Its NPL ratio at the end of June was 1.44% compared to 1.54% a year earlier. This improvement was due to constant monitoring and control, as well as tough credit policies that include, among other measures, maximum loan-to-value criteria in relation to the properties in guarantee. At the end of the second quarter, the average LTV was 52%.
Another indicator of this portfolio’s good performance is the low volume of foreclosed properties, which amounted to EUR 151 million in June and accounted for only 0.066% of the total mortgage exposure. Efficient management of these cases and the existence of a dynamic market for this type of home, which enables a quick sale, contributed to the good results.
Brazil’s NPL ratio was 5.05%, slightly above the previous quarter and very similar to that of June 2010. Coverage remained at over 100%, with no significant changes in the last twelve months.
Latin America ex-Brazil’s NPL ratio was 3.08% overall, affected by the incorporation of GE’s portfolio in Mexico. Excluding this, the ratio was 2.87%, 7 b.p. less than in March 2011 and 15 b.p. below June 2010. Coverage was 110%. Excluding the impact of the incorporation, coverage was 114% (the same as last March 2011).
CREDIT RISK MANAGEMENT *
Million euros

			Variation
	30.06.11	30.06.10	Amount		(%)	31.12.10

Non-performing loans	30,186	27,325	2,861		10.5	28,522
NPL ratio (%)	3.78	3.37	0.41 p.			3.55
Loan-loss allowances	20,800	19,911	889		4.5	20,748
Specific	15,512	13,232	2,280		17.2	14,901
Generic	5,288	6,679	(1,391)		(20.8)	5,846
NPL coverage (%)	69	73	(4	p.)		73
Credit cost (%) **	1.48	1.60	(0.12	p.)		1.56

Ordinary non-performing and doubtful loans ***	18,191	16,256	1,935		11.9	18,061
NPL ratio (%) ***	2.31	2.03	0.28	p.		2.28
NPL coverage (%) ***	114	122	(8	p.)		115

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets

JANUARY — JUNE FINANCIAL REPORT 2011	21

RISK MANAGEMENT
NON-PERFORMING LOANS BY QUARTER
Million euros

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11

Balance at beginning of period	24,554	25,512	27,325	27,195	28,522	28,494
Net additions	3,423	3,389	2,895	3,771	3,112	4,015
Increase in scope of consolidation	—	—	254	3	186	739
Exchange differences	420	1,307	(1,060)	480	(558)	(31)
Write-offs	(2,885)	(2,884)	(2,219)	(2,926)	(2,767)	(3,031)

Balance at period-end	25,512	27,325	27,195	28,522	28,494	30,186

Sovereign’s NPL ratio and coverage improved for the sixth consecutive quarter (3.76% and 85%, respectively). The ratio was 39 b.p. lower than in March 2011 and 135 b.p. below June 2010. Coverage rose 3 p.p. in the second quarter and 18 p.p. in the last 12 months.
The Group’s total net specific loan loss provisions deducting recovered write-offs amounted to EUR 5,252 million in the first half of 2011, 1.48% of average credit risk (last 12 months), compared to EUR 5,738 million and 1.60% in the same period of 2010.
Total net provisions represented 1.4% of credit risk, much lower than net operating income generated for the Group as a percentage of credit risk (3.4%).
Market risk
The risk of trading activity, measured in VaR terms at 99%, averaged around EUR 24.4 million in the second quarter. It fluctuated between EUR 17.7 and EUR 33.2 million. The maximum for the quarter was reached on May 24 as a result of the VaR increase in Spain and Brazil from the risk in interest rates and exchange rates.
The VaR then declined, mainly due to the reduction in exchange rate risk in Brazil. It then rose, due to the increased risk in Mexico and Global Management (interest rate) and Spain (interest rate and credit spreads). The decline of the last week in June is mostly due to the lower risk in interest rates in Brazil.
TRADING PORTFOLIOS*. VaR BY REGION
Second quarter

	2011		2010
Million euros	Average	Latest	Average
Total	24.4	23.4	31.5
Europe	18.0	19.0	12.8
USA and Asia	1.2	1.3	1.4
Latin America	13.7	11.2	19.9
Global activities	9.2	9.6	20.4

(*).	- Trading activity
TRADING PORTFOLIOS*. VaR BY MARKET FACTOR
Second quarter 2011

Million euros	Min	Avg	Max	Latest

VaR total	17.7	24.4	33.2	23.4
Diversification effect	(16.9)	(22.2)	(26.1)	(21.4)
Interest rate VaR	11.4	17.1	21.1	17.7
Equity VaR	2.8	3.9	6.5	2.8
FX VaR	9.2	11.5	19.2	11.7
Credit spreads VaR	11.0	13.7	17.6	12.2
Commodities VaR	0.2	0.5	1.0	0.5

(*).	- Trading activity

22	JANUARY — JUNE FINANCIAL REPORT 2011

THE SANTANDER SHARE
THE SANTANDER SHARE
Shareholder remuneration
In line with its policy, Banco Santander paid on May 1 the fourth dividend charged to 2010’s earnings of EUR 0.229 gross per share. This brought the total dividend for 2010 to EUR 0.60 per share. The total remuneration amounted to EUR 4,999 million, 2% more than the EUR 4,919 million charged to 2009’s earnings.
Following the wide acceptance in November 2009, November 2010 and February 2011 of the Santander Dividendo Elección programme (scrip dividend), the shareholders’ meeting in June approved again this option in November for the second interim dividend payment in cash or new shares. And depending on market conditions and the level of demand by shareholders, this option could also be offered for the third interim dividend in February 2012.
The board approved payment in cash of the first interim dividend of EUR 0.135 gross per share charged to 2011’s earnings on August 1, the same amount as that charged to 2010’s profits.
Share price performance
The heightened uncertainty over Greek sovereign debt and in the rest of the countries on the periphery of the euro zone set the tone in the financial markets. The recovery in the global economy eased, due to the sharp rise in oil prices, Japan’s earthquake and the sovereign debt crisis.
The European Central Bank confirmed the first quarter forecasts and increased its repo rate by 25 b.p. in April and a further 25 b.p. in July, in a bid to contain inflation expectations. The US economy, meanwhile, showed signs of slowdown, while Germany remained strong with notable job creation.
The Santander share ended June at EUR 7.963, 2.8% lower than in March, and a larger fall than the Ibex-35 (-2.0%) and the DJ Stoxx 50 (-0.8%), but better than the DJ Stoxx Banks (-6.7%). The rise in the SAN share in the first half was 0.4%, outperforming the DJ Stoxx 50 (-1.0%) and the DJ Stoxx Banks (-5.5%).
Market capitalisation
At June 30, Santander was the largest bank in the euro zone by market capitalisation (EUR 67,210 million).
The share’s weighting in the DJ Stoxx 50 index was 2.57%, 9.31% in the DJ Stoxx Banks and 17.56% in the Ibex-35.
Trading
A total of 12,258 million shares were traded in the first half for an effective value of EUR 101,964 million, the second largest figure among the DJ Stoxx 50 companies. The liquidity ratio was 146%. The average daily turnover was 96.5 million shares on average for an effective value of EUR 803 million.
Shareholders
There were 3,223,047 shareholders at June 30, of which 2,951,193 were European (86.57% of the capital) and 256,235 were from the Americas (13.08%).
Excluding the Board, which holds 2.93% of the Bank’s capital, individual shareholders held 39.00% of the capital at the end of June and institutional ones 58.07%.
CAPITAL STOCK OWNERSHIP

June 2011	Shares	%
The Board of Directors	247,322,844	2.93
Institutional Investors	4,900,990,809	58.07
Individuals	3,291,961,351	39.00

Total	8,440,275,004	100.00

THE SANTANDER SHARE. JUNE 2011

Shareholders and trading data
Shareholders (number)	3,223,047
Shares outstanding (number)	8,440,275,004
Average daily turnover (no. of shares)	96,518,281
Share liquidity (%)	146
(Number of shares traded during the year / number of shares)

Remuneration per share	euros	% (1)
First interim dividend 2010 (01.08.10)	0.135234	0.0
Santander Dividendo Elección (03.11.10)	0.119000	(0.8)
Santander Dividendo Elección (03.02.11)	0.117000	(4.8)
Fourth interim dividend 2010 (01.05.11)	0.228766	3.1
First interim dividend 2011 (01.08.11)	0.135234	0.0

Price movements during the year
Beginning (30.12.10)	7.928
Highest	9.386
Lowest	7.365
Last (30.06.11)	7.963
Market capitalisation (millions) (30.06.11)	67,210

Stock market indicators
Price / Book value (2) (X)	0.91
P/E ratio (3) (X)	8.56
Yield (4) (%)	7.20

(1)	Variation o/ equivalent previous year

(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”

(3)	Before the impact from the extraordinary provision in relation to PPI remediation in the UK

(4)	Las three dividends paid + one announced / H1’11 average share price

JANUARY — JUNE FINANCIAL REPORT 2011	23

INFORMATION BY SEGMENTS
DESCRIPTION OF THE SEGMENTS
Grupo Santander maintained in 2011 the general criteria used in 2010, with the following exceptions:
•
The system for calculating the internal transfer rate (ITR) was changed. Until now Grupo Santander’s management model applied an ITR to each operation on the basis of its maturity and regardless of whether it was an operation for assets or liabilities. After three years of financial and liquidity crisis, the real cost of the liquidity of institutions has been shown to differ from the reference yield curve significantly and constantly.

As a result, the Group decided to revise the system for measuring the spread by changing the ITR applied by the corporate centre to the units. The new ITR consists of the depo/swap curve (the same as the previous system) plus the “liquidity spread” relative to the period of “duration” of each operation. In other words, it reflects the average cost of Santander’s financing corresponding to the “duration” of each operation.
This change makes the model more in line with the requirements of regulators, ensures a better pricing of operations and enables the market to better assess the profitability of businesses.
•
Change of perimeter in the UK. For the past few years, the Group has been developing a cards platform for the UK, which once operational was integrated into the juridical structure of this unit (with counterparty in the rest of Europe).

•
The annual adjustment was made to the Global Customer Relation Model and resulted in a net increase of 94 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group and do not alter its figures. The figures for 2010 were restated and include the changes in the affected areas.
The financial statements of each business segment are drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including SCF USA) and Portugal are set out and from this quarter onwards the information of Bank Zachodni WBK is also been incorporated.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.
•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

In addition, Sovereign’s figures are recorded on their own.
Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America) and Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
The figures of the various units of the Group listed below have been prepared in accordance with these criteria and therefore do not match those published by each institution individually.

24	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT
Million euros

	Net operating income				Attributable profit to the Group
	H1’11	H1’10	Amount	%	H1’11	H1’10	Amount	%

Continental Europe	4,607	4,783	(176)	(3.7)	1,874	2,264	(390)	(17.2)

o/w: Santander Branch Network	1,227	1,267	(40)	(3.2)	500	699	(199)	(28.4)
Banesto	597	746	(150)	(20.0)	168	385	(218)	(56.5)
Santander Consumer Finance	1,837	1,611	226	14.0	665	396	269	68.0
Portugal	262	380	(117)	(30.9)	131	260	(129)	(49.5)
Retail Poland (BZ WBK)	134		134		94		94

United Kingdom(1)	1,679	1,904	(225)	(11.8)	966	1,007	(40)	(4.0)

Latin America	6,923	6,130	793	12.9	2,457	2,122	335	15.8

o/w: Brazil	5,042	4,283	758	17.7	1,381	1,283	97	7.6
Mexico	767	746	22	2.9	486	282	204	72.3
Chile	673	640	33	5.2	349	296	53	18.0

Sovereign	599	580	19	3.3	256	172	84	49.0

Operating areas(1)	13,808	13,397	411	3.1	5,554	5,565	(11)	(0.2)

Corporate Activities	(1,402)	(1,335)	(68)	5.1	(1,433)	(1,119)	(313)	28.0

Total Group(1)	12,406	12,063	343	2.8	4,121	4,445	(324)	(7.3)

Extraordinary allowances					(620)		(620)

Total Group					3,501	4,445	(944)	(21.2)

(1).	- Before the impact from the extraordinary provision in relation to PPI remediation in the UK
RATIOS
%

	Efficiency ratio(1)		ROE**		NPL ratio*		NPL coverage*
	H1’11	H1’10	H1’11	H1’10	H1’11	H1’10	H1’11	H1’10

Continental Europe	41.2	37.6	12.46	16.84	4.77	3.87	65	71

o/w: Santander Branch Network *	45.5	44.9	14.30	19.44	6.73	4.78	47	53
Banesto	46.0	40.8	7.16	17.31	4.54	3.49	52	58
Santander Consumer Finance	30.5	26.5	13.48	10.39	4.42	5.23	128	111
Portugal	49.9	40.8	10.72	21.96	3.25	2.40	62	65
Retail Poland (BZ WBK)	45.8		27.69		6.43		67

United Kingdom	43.2	39.9	15.55	27.11	1.82	1.85	41	46

Latin America	38.3	38.2	22.17	20.21	4.20	4.13	105	105

o/w: Brazil	36.6	37.0	23.73	20.79	5.05	5.01	102	98
Mexico	38.1	37.4	21.26	17.95	2.45	1.77	165	257
Chile	37.0	35.4	27.04	26.09	3.65	3.31	89	97

Sovereign	43.6	44.0	13.14	12.67	3.76	5.11	85	67

Operating areas	40.2	38.5	16.19	19.18	3.76	3.35	71	74

Total Group**	44.0	42.2	11.05	12.91	3.78	3.37	69	73

(1).	- With amortisations

(*).
- Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2011 stood at 5.08% (3.65% in June 2010) and NPL coverage was 44% (61% in June 2010)

(**).	- Before the impact from the extraordinary provision in relation to PPI remediation in the UK. Including them, ROE H1’11: 9.39%
OPERATING MEANS

	Employees		Branches
	H1’11	H1’10	H1’11	H1’10

Continental Europe	64,101	50,461	6,643	5,864

o/w: Santander Branch Network	18,845	18,765	2,914	2,930
Banesto	9,568	9,750	1,717	1,768
Santander Consumer Finance	15,344	9,974	662	312
Portugal	6,108	6,215	731	762
Retail Poland (BZ WBK)	9,744		530

United Kingdom	25,574	22,843	1,405	1,328

Latin America	89,860	86,734	5,908	5,757

o/w: Brazil	53,029	51,402	3,728	3,588
Mexico	12,940	12,405	1,098	1,092
Chile	12,107	11,725	487	499

Sovereign	8,781	8,386	723	722

Operating areas	188,316	168,424	14,679	13,671

Corporate Activities	2,288	1,840

Total Group	190,604	170,264	14,679	13,671

JANUARY — JUNE FINANCIAL REPORT 2011	25

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS
Million euros

	Operating business areas			Continental Europe
	H1’11	H1’10	Var (%)	H1’11	H1’10	Var (%)

INCOME STATEMENT
Net interest income	16,277	15,364	5.9	5,261	5,059	4.0

Net fees	5,332	4,821	10.6	2,098	1,857	13.0
Gains (losses) on financial transactions	1,294	1,419	(8.8)	236	539	(56.3)
Other operating income (1)	185	184	0.3	246	204	20.5

Gross income	23,088	21,788	6.0	7,841	7,660	2.4

Operating expenses	(9,279)	(8,391)	10.6	(3,234)	(2,877)	12.4
General administrative expenses	(8,303)	(7,527)	10.3	(2,930)	(2,581)	13.5
Personnel	(4,914)	(4,366)	12.5	(1,837)	(1,647)	11.5
Other general administrative expenses	(3,389)	(3,161)	7.2	(1,094)	(935)	17.0
Depreciation and amortisation	(976)	(864)	13.0	(304)	(296)	2.7

Net operating income	13,808	13,397	3.1	4,607	4,783	(3.7)

Net loan-loss provisions	(4,890)	(4,859)	0.6	(1,715)	(1,538)	11.5
Other income	(858)	(567)	51.3	(221)	(85)	159.5

Profit before taxes (2)	8,061	7,971	1.1	2,671	3,160	(15.5)

Tax on profit	(2,030)	(1,945)	4.4	(717)	(837)	(14.4)

Profit from continuing operations (2)	6,030	6,027	0.1	1,955	2,323	(15.9)

Net profit from discontinued operations	(6)	(3)	136.5	(6)	(3)	136.5

Consolidated profit (2)	6,024	6,024	0.0	1,949	2,320	(16.0)

Minority interests	471	459	2.5	74	57	31.6

Attributable profit to the Group (2)	5,554	5,565	(0.2)	1,874	2,264	(17.2)

Extraordinary allowances	(620)	—	—	—	—	—

Attributable profit to the Group	4,934	5,565	(11.3)	1,874	2,264	(17.2)

BALANCE SHEET
Customer loans (3)	721,609	726,706	(0.7)	331,723	326,565	1.6
Trading portfolio (w/o loans)	140,706	150,344	(6.4)	58,046	64,038	(9.4)
Available-for-sale financial assets	68,586	66,279	3.5	24,727	23,497	5.2
Due from credit institutions (3)	111,023	138,846	(20.0)	58,814	92,762	(36.6)
Intangible assets and property and equipment	12,784	11,491	11.3	5,317	4,983	6.7
Other assets	133,360	113,369	17.6	21,062	21,157	(0.4)

Total assets/liabilities & shareholders’ equity	1,188,068	1,207,035	(1.6)	499,690	533,002	(6.2)

Customer deposits (3)	613,158	585,608	4.7	259,448	238,074	9.0
Marketable debt securities (3)	140,884	137,164	2.7	44,702	47,033	(5.0)
Subordinated debt (3)	16,639	20,186	(17.6)	1,351	2,050	(34.1)
Insurance liabilities	10,775	10,002	7.7	965	5,428	(82.2)
Due to credit institutions (3)	176,140	200,748	(12.3)	76,876	100,360	(23.4)
Other liabilities	161,274	192,217	(16.1)	85,058	112,790	(24.6)
Shareholders’ equity (4)	69,199	61,110	13.2	31,290	27,267	14.8

Other customer funds under management	143,004	150,554	(5.0)	52,169	62,487	(16.5)

Mutual funds	112,371	113,668	(1.1)	35,407	41,919	(15.5)
Pension funds	10,744	10,662	0.8	10,744	10,662	0.8
Managed portfolios	19,005	21,539	(11.8)	6,019	5,442	10.6
Savings-insurance policies	884	4,685	(81.1)	—	4,465	(100.0)

Customer funds under management	913,685	893,512	2.3	357,669	349,645	2.3

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Before the impact from the extraordinary provision in relation to PPI remediation in the UK

(3).	- Including all on-balance sheet balances for this item (4).- Not including profit of the year

26	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS
Million euros

United Kingdom			Latin America
H1’11	H1’10	Var (%)	H1’11	H1’10	Var (%)

						INCOME STATEMENT
2,131	2,368	(10.0)	8,042	7,067	13.8	Net interest income

525	521	0.8	2,519	2,235	12.7	Net fees
287	267	7.3	709	620	14.3	Gains (losses) on financial transactions
12	12	0.3	(42)	1	—	Other operating income (1)

2,955	3,169	(6.7)	11,228	9,923	13.1	Gross income

(1,277)	(1,265)	0.9	(4,304)	(3,793)	13.5	Operating expenses
(1,098)	(1,109)	(1.0)	(3,864)	(3,434)	12.5	General administrative expenses
(668)	(642)	4.0	(2,178)	(1,854)	17.5	Personnel
(430)	(466)	(7.8)	(1,686)	(1,581)	6.7	Other general administrative expenses
(178)	(156)	14.2	(440)	(359)	22.8	Depreciation and amortisation

1,679	1,904	(11.8)	6,923	6,130	12.9	Net operating income

(271)	(530)	(48.9)	(2,725)	(2,484)	9.7	Net loan-loss provisions
(83)	(7)	—	(505)	(452)	11.7	Other income

1,325	1,367	(3.1)	3,693	3,194	15.6	Profit before taxes (2)

(359)	(360)	(0.4)	(840)	(668)	25.6	Tax on profit

966	1,007	(4.0)	2,853	2,525	13.0	Profit from continuing operations (2)

—	—	—	—	—	—	Net profit from discontinued operations

966	1,007	(4.0)	2,853	2,525	13.0	Consolidated profit (2)

0	0	(86.6)	396	403	(1.6)	Minority interests

966	1,007	(4.0)	2,457	2,122	15.8	Attributable profit to the Group (2)

(620)	—	—	—	—	—	Extraordinary allowances

346	1,007	(65.6)	2,457	2,122	15.8	Attributable profit to the Group

Pro memoria:

Million pound sterling			Million dollars
2,565	2,754	(6.9)	15,744	13,124	20.0	Gross income
1,457	1,655	(11.9)	9,708	8,108	19.7	Net operating income
839	875	(4.2)	3,446	2,807	22.8	Attributable profit to the Group (2)
300	875	(65.7)	3,446	2,807	22.8	Attributable profit to the Group

						BALANCE SHEET
222,384	243,687	(8.7)	132,095	116,605	13.3	Customer loans (3)
46,625	49,731	(6.2)	35,839	36,326	(1.3)	Trading portfolio (w/o loans)
48	987	(95.2)	34,417	30,209	13.9	Available-for-sale financial assets
28,860	22,402	28.8	22,667	22,964	(1.3)	Due from credit institutions (3)
2,197	1,527	43.9	4,766	4,500	5.9	Intangible assets and property and equipment
47,292	41,476	14.0	60,547	46,951	29.0	Other assets

347,406	359,809	(3.4)	290,331	257,555	12.7	Total assets/liabilities & shareholders’ equity

182,338	185,811	(1.9)	138,596	127,886	8.4	Customer deposits (3)
71,936	66,180	8.7	22,495	10,086	123.0	Marketable debt securities (3)
7,283	9,395	(22.5)	5,864	5,827	0.6	Subordinated debt (3)
1	1	(38.0)	9,809	4,573	114.5	Insurance liabilities
44,269	57,176	(22.6)	47,058	43,160	9.0	Due to credit institutions (3)
29,385	33,160	(11.4)	44,823	43,538	3.0	Other liabilities
12,194	8,084	50.8	21,687	22,484	(3.5)	Shareholders’ equity (4)

14,532	13,203	10.1	76,290	74,772	2.0	Other customer funds under management

14,532	13,203	10.1	62,433	58,546	6.6	Mutual funds
—	—	—	—	(0)	(100.0)	Pension funds
—	—	—	12,973	16,005	(18.9)	Managed portfolios
—	—	—	884	220	301.8	Savings-insurance policies

276,089	274,590	0.5	243,244	218,571	11.3	Customer funds under management

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Before the impact from the extraordinary provision in relation to PPI remediation in the UK

(3).	- Including all on-balance sheet balances for this item (4).- Not including profit of the year

JANUARY — JUNE FINANCIAL REPORT 2011	27

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE. MAIN UNITS
Million euros

	Santander Branch Network			Banesto
	H1’11	H1’10	Var (%)	H1’11	H1’10	Var (%)

INCOME STATEMENT
Net interest income	1,634	1,678	(2.6)	679	837	(18.9)

Net fees	575	566	1.6	310	310	0.2
Gains (losses) on financial transactions	64	69	(7.5)	82	79	4.3
Other operating income (1)	(22)	(15)	50.3	33	36	(7.8)

Gross income	2,251	2,299	(2.1)	1,105	1,261	(12.4)

Operating expenses	(1,024)	(1,031)	(0.7)	(508)	(515)	(1.4)
General administrative expenses	(947)	(952)	(0.5)	(445)	(453)	(1.7)
Personnel	(620)	(620)	(0.1)	(326)	(338)	(3.6)
Other general administrative expenses	(328)	(332)	(1.4)	(120)	(115)	3.7
Depreciation and amortisation	(76)	(79)	(3.5)	(63)	(62)	1.5

Net operating income	1,227	1,267	(3.2)	597	746	(20.0)

Net loan-loss provisions	(523)	(315)	66.2	(274)	(175)	56.9
Other income	(17)	6	—	(76)	14	—

Profit before taxes	686	958	(28.4)	246	585	(58.0)

Tax on profit	(185)	(259)	(28.4)	(50)	(153)	(67.2)

Profit from continuing operations	501	699	(28.4)	196	432	(54.7)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	501	699	(28.4)	196	432	(54.7)

Minority interests	1	0	186.5	28	46	(39.1)

Attributable profit to the Group	500	699	(28.4)	168	385	(56.5)

BALANCE SHEET
Customer loans (2)	107,312	115,196	(6.8)	71,825	76,125	(5.6)
Trading portfolio (w/o loans)	—	—	—	5,572	7,339	(24.1)
Available-for-sale financial assets	—	—	—	9,189	7,693	19.4
Due from credit institutions (2)	185	111	65.8	10,845	27,178	(60.1)
Intangible assets and property and equipment	1,201	1,211	(0.9)	1,356	1,415	(4.2)
Other assets	1,692	676	150.3	6,172	6,259	(1.4)

Total assets/liabilities & shareholders’ equity	110,390	117,195	(5.8)	104,959	126,010	(16.7)

Customer deposits (2)	80,037	87,808	(8.8)	54,047	59,609	(9.3)
Marketable debt securities (2)	—	—	—	26,303	27,160	(3.2)
Subordinated debt (2)	—	—	—	785	1,329	(40.9)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	355	781	(54.5)	9,961	19,549	(49.0)
Other liabilities	22,954	21,214	8.2	9,158	13,884	(34.0)
Shareholders’ equity (3)	7,043	7,392	(4.7)	4,704	4,479	5.0

Other customer funds under management	25,171	27,522	(8.5)	8,933	10,131	(11.8)

Mutual funds	17,654	20,811	(15.2)	4,902	6,423	(23.7)
Pension funds	6,141	6,064	1.3	1,321	1,337	(1.2)
Managed portfolios	—	—	—	118	98	20.2
Savings-insurance policies	1,376	647	112.6	2,592	2,274	14.0

Customer funds under management	105,208	115,330	(8.8)	90,069	98,229	(8.3)

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year

28	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE. MAIN UNITS
Million euros

						Retail Poland
Santander Consumer Finance			Portugal			(BZ WBK)
H1’11	H1’10	Var (%)	H1’11	H1’10	Var (%)	H1’11

							INCOME STATEMENT
2,063	1,729	19.3	319	373	(14.4)	122	Net interest income

582	453	28.5	183	188	(2.8)	88	Net fees
(8)	0	—	8	54	(85.4)	20	Gains (losses) on financial transactions
7	11	(34.5)	14	26	(45.8)	18	Other operating income (1)

2,644	2,193	20.6	524	641	(18.2)	248	Gross income

(807)	(582)	38.7	(262)	(261)	0.2	(114)	Operating expenses
(742)	(526)	41.0	(228)	(226)	1.0	(105)	General administrative expenses
(384)	(270)	42.3	(158)	(156)	1.0	(61)	Personnel
(358)	(257)	39.6	(71)	(70)	1.0	(44)	Other general administrative expenses
(65)	(55)	17.8	(34)	(36)	(5.3)	(9)	Depreciation and amortisation

1,837	1,611	14.0	262	380	(30.9)	134	Net operating income

(747)	(969)	(23.0)	(73)	(59)	23.2	(16)	Net loan-loss provisions
(84)	(73)	14.6	(23)	(9)	156.4	(0)	Other income

1,006	568	77.1	167	312	(46.5)	118	Profit before taxes

(294)	(160)	83.4	(36)	(52)	(31.1)	(21)	Tax on profit

712	408	74.6	131	260	(49.5)	98	Profit from continuing operations

(6)	(3)	136.5	—	—	—	—	Net profit from discontinued operations

706	405	74.2	131	260	(49.5)	98	Consolidated profit

41	10	328.6	0	0	(33.6)	4	Minority interests

665	396	68.0	131	260	(49.5)	94	Attributable profit to the Group

							BALANCE SHEET
70,207	59,372	18.2	29,212	33,262	(12.2)	8,659	Customer loans (2)
1,405	1,838	(23.6)	1,263	1,737	(27.3)	920	Trading portfolio (w/o loans)
504	802	(37.1)	4,158	6,728	(38.2)	3,142	Available-for-sale financial assets
7,942	7,780	2.1	2,119	5,205	(59.3)	214	Due from credit institutions (2)
939	863	8.8	467	480	(2.8)	302	Intangible assets and property and equipment
2,846	2,950	(3.5)	6,859	4,692	46.2	823	Other assets

83,843	73,605	13.9	44,078	52,104	(15.4)	14,061	Total assets/liabilities & shareholders’ equity

32,658	22,791	43.3	22,228	18,360	21.1	10,217	Customer deposits (2)
11,636	7,919	46.9	5,365	10,172	(47.3)	—	Marketable debt securities (2)
449	427	5.3	9	254	(96.3)	100	Subordinated debt (2)
—	—	—	81	2,465	(96.7)	—	Insurance liabilities
24,692	30,000	(17.7)	13,248	17,990	(26.4)	1,800	Due to credit institutions (2)
4,397	4,511	(2.5)	630	682	(7.7)	595	Other liabilities
10,011	7,958	25.8	2,516	2,182	15.3	1,349	Shareholders’ equity (3)

7	24	(71.2)	4,155	7,267	(42.8)	2,739	Other customer funds under management

2	19	(86.9)	2,755	3,524	(21.8)	2,443	Mutual funds
4	5	(9.7)	1,266	1,237	2.4	—	Pension funds
—	—	—	133	129	3.1	296	Managed portfolios
—	—	—	—	2,377	(100.0)	—	Savings-insurance policies

44,750	31,160	43.6	31,757	36,053	(11.9)	13,055	Customer funds under management

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year

JANUARY — JUNE FINANCIAL REPORT 2011	29

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE
•	Strong growth in revenues in the second quarter (+5.8%), thanks to the improved net interest income of commercial units and consolidation of Bank Zachodni WBK.
•	Controlled costs: commercial units flat on a like-for-like basis (+1.9%).
•	Specific provisions declined for the third quarter running.
•	Attributable profit hit by reduced release of generic provisions.
•	Growth strategy: preference for liquidity against a background of low demand for loans.
Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.
Attributable profit was EUR 1,874 million, 17.2% lower than in the first half of 2010 and 71.8% more than in the second half.
The results reflect the perimeter effect of incorporating Zazchodni WBK, AIG’s consumer business in Poland and SEB’s branches in Germany. Overall, the positive impact was around 6 percentage points throughout the income statement.
Strategy
In a still weak environment and with low interest rates, the Group’s strategy continued to focus on the priorities outlined in previous periods and aimed at:
•
defending spreads on loans (those on new ones are improving) and on deposits, which reflect a lower cost in recent months thanks to the strategy followed in the renewal of balances captured in last year’s campaign, where priority was given to improved costs over volumes;

•	control of costs

•	and risk management very centred on recoveries.
Preference was given in volumes to liquidity and deposits in a context of low demand for loans.
Activity
Lending increased 2% year-on-year, as the lower demand in Spain and Portugal was offset by business growth at Santander Consumer Finance and the incorporation of Bank Zachodni WBK.
Deposits (without repos) rose 7% year-on-year, due to the strategy developed and the incorporation of new institutions.
As regards the liquidity position, the loan-to-deposit ratio ended June at 128% (+9 p.p. over June 2010).
Growth in mutual funds and pension funds was affected by the strategy of greater preference for deposits. Total funds (deposits, mutual and pension funds) increased 4% year-on-year.
Results
Gross income grew 2.4% year-on-year driven by Santander Consumer Finance (partially favoured by the incorporations), the entry of BZ WBK and the growth in the net interest income of the Santander Branch Network and Banesto in recent quarters.
Operating expenses increased 12.4% year-on-year, due to the perimeter effect as on a like-for-like basis the performance was flat. The Santander Branch Network and Banesto reduced their costs and Portugal’s were virtually unchanged.
Provisions for loan losses were 11.5% higher. This was due to two effects.
•	On the one hand, it reflected the effort being made in risk management and which led to lower specific provisions for the third consecutive quarter and,

•
on the other, there was no regulating effect from the release of generic provisions in the second quarter in the commercial units in Spain. Releases amounted to EUR 256 million in the first half, down from EUR 882 million in the same period of 2010.

Attributable profit was EUR 1,874 million, as aforementioned, once considered other results, provisions and taxes.

30	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER BRANCH NETWORK
•	Improved underlying results.
•	Further rise in gross income in the second quarter, consolidating the change of trend.

•	Operating expenses 0.7% lower.

•	Reduced need for specific provisions.
•	Attributable profit affected by fewer releases of generic provisions.
•	Activity reflected the scant demand for loans and a strategy in deposits which combines cost reduction and volume retention.
The Santander Network posted an attributable profit of EUR 500 million, 28.4% less than in the first half of 2010. This fall was due to lower releases of generic provisions, as net operating income declined 3.2% as a result of the change of trend in the last two quarters in net interest income and control of costs.
These results were obtained in a still difficult environment, with considerable economic uncertainty and a very competitive financial sector. Meanwhile, market interest rates have gradually increased.
Strategy
The Santander Branch Network maintained its basic management principles: policy of intense and rigorous management of spreads, balance sheet management focused more on deposits, austerity in costs and early management of credit risk. At the same time we continue to take advantage of the opportunities to keep on capturing funds and boost customer linkage.
Activity
The second quarter was characterised by management of the balances captured in the campaign in the same period of 2010, given priority to reducing the funding cost and reflecting in just three months an improvement of 0.59 p.p. in the cost of time deposits to an average rate at the end of June of 1.72%. This policy was combined with a high customer retention level.
As a result of this strategy, the volume of deposits was lower than in June 2010 (due to the balance of time deposits, as demand ones were maintained), but it was EUR 8,000 million (+11%) higher than at the beginning of the campaign.
Lending declined 7% in a market of low demand. The Santander Branch Network, however, continued to be very active in lending, underscored by it being for the third year running the leader in the ICO programmes (more than 27,000 operations and EUR 2,100 million in credits to SMEs and businesses and a market share of 21%). This, coupled with other loans, brought the number of operations to 120,000 (EUR 13,200 million).
Also noteworthy were the indicators related to capturing customers. At June 30 more than 230,000 customers had been captured, 9% more than in the first half of 2010 discounting the extraordinary impact of the campaign to capture funds.
Results
Gross income was EUR 2,251 million, EUR 1,634 million of which came from net interest income and EUR 639 million from non-financial fees and gains on financial transactions. This represented clear growth in the last two quarters and an almost flat year-on-year comparison after two years of contraction.
This performance was largely due to net interest income and the improvement in spreads, above all in deposits, favoured by the rise in market interest rates. The customer spread (the yield less the cost of deposits) reached 2.20%, well above that at the end of 2010 (1.57%) and in June 2010 (1.49%).
Operating expenses continued to decline moderately, as befits the austerity policy implemented during the last three years and, moreover, without reducing the installed capacity as has been the case in the banking sector. At the end of June, costs were 0.7% lower and the efficiency ratio including amortisations was 45%, the same as in 2010 (42% excluding amortisations).
Credit risk management continued to be given maximum priority. The NPL ratio was 6.73% in the commercial network (excluding wholesale activities) and 5.08% at the parent bank. Coverage ratios were 47% and 44% respectively.
Net provisions were EUR 523 million, 66.2% more than in the first half of 2010 due to the lower release of generic provisions, as specific ones declined 13.9% and reflected the effort made to improve risk management and quality.
Net operating income after provisions was EUR 704 million, 26.1% lower year-on-year but much higher than in the second half of 2010.

JANUARY — JUNE FINANCIAL REPORT 2011	31

INFORMATION BY PRINCIPAL SEGMENTS
BANESTO
•	Improved underlying results:
•	Basic revenues increased for the second quarter running.

•	Flat operating expenses in the last three years.

•	Specific provisions continued to decline.
•	Profit hit by lower release of generic provisions.

•	NPL ratios still better than the sector’s.

•	Credit growth reflected the lower demand and in deposits focus on the return.
Banesto generated an attributable profit of EUR 168 million in the first half, 56.5% lower than in the same period of 2010 but notably better than the second half of last year.
Strategy
The business environment remained difficult, with still weak economic growth and continued tensions in the markets. Banesto’s deepening of its business model made it possible to defend revenues and optimise its financing structure, as well as make provisions that strengthen its financial position, while controlling costs.
Activity
Capturing and linking customers remained one of the management priorities. Banesto’s broad customer base, together with its liquidity situation enabled it to develop in the first half an efficient policy to profitably manage funds. At the end of June, deposits excluding repos were 11% less than a year earlier, but 4% higher than at the end of 2009.
The lower demand for loans reduced the scope for lending. The volume of loans at the end of June was 6% lower than a year earlier at EUR 71,825 million.
Non-performing loans evolved satisfactorily in the first half. Although the NPL ratio rose to 4.54%, this increase was mainly due to the lower volume of loans. Coverage was 52% at the end of June.
Results
Net interest income was EUR 679 million, 18.9% less than in the first half of 2010, but with a second quarter that was 11.3% higher than the first. Balance sheet and spreads management enabled the impact of reduced activity and growth in funding costs to be limited.
Net fee income was EUR 310 million, similar to the first half of 2010. Income from services increased 2.5% year-on-year, thanks to customer management and linkage which produced a rise in transactional business. Income from mutual and pension funds was 16.0% lower year-on-year, due to customer preference for other types of savings.
Gains on financial transactions, again backed by the distribution of treasury products to customers and generated by a high degree of diversification, which helps to make them recurrent, increased 4.3% year-on-year to EUR 82 million.
Gross income was 12.4% less than in the first half of 2010 at EUR 1,105 million, but the figure in the second quarter of EUR 578 million was 9.6% more than the first quarter.
Operating expenses declined and in the first half were 1.4% less year-on-year at EUR 508 million. The efficiency ratio was 46.0%. Net operating income declined 20.0% year-on-year to EUR 597 million, but the second quarter figure was 18.5% higher than the first quarter.
Total provisions and write-downs were EUR 350 million, with net loan-loss provisions at EUR 274 million (EUR 175 million in June 2010). This was due to the lower needs for specific provisions, 32% less than in 2010 and, on the other hand, there was a lower use of generic provisions in this year.
Furthermore, in the first half of 2011, Banesto made additional provisions to strengthen its equity, of EUR 76 million. Of this amount, EUR 28 million were for provisions for early retirements made in the first half of the year and the remaining amount for coverage of foreclosed real estate assets.
Profit before tax was EUR 246 million. Attributable profit after taxes and minority interest was EUR 168 million.

32	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER CONSUMER FINANCE
•	Strong rise in results backed by all areas.
•	Solid revenues and lower provisions pushed up profits.
•	Greater activity, concentrated in the US, Germany and Nordic countries and strict management of prices in order to offset the higher cost of financing.
•	Further improvement in liquidity and credit quality (lower NPLs and coverage at maximums).
Attributable profit was EUR 665 million, 68.0% more than in the first half of 2010 and 60.4% above the second half.
Strategy
In Europe, the focus was on organic growth and cross-selling, backed by brand agreements, greater penetration in the used car segment and a rise in new car sales in Central European and Nordic countries. New lending in the second quarter in Europe reached maximum levels since the end of 2008, even without taking into account the contribution of the new units.
Of note was Santander Retail in Germany (former SEB), which concentrated on managing credit prices, mainly mortgages, and on capturing deposit customers. The US held its high contribution, backed by growing new business and extracting the value from the new portfolios, while maintaining the focus on defending spreads and on risk control, like the rest of the area’s units.
Activity
Gross lending amounted to EUR 74,413 million, 18% more year-on-year because of organic growth and the integration of businesses in Poland and Germany.
New lending (EUR 13,854 million) was 13% higher, spurred by auto finance for used cars (+16%) and direct lending, particularly in Germany. Weaker activity in durable goods (+1%) and new cars (+3%), somewhat better than car sales in Europe.
Activity was stronger in the US (+60% in dollars), Germany (+13%), the Nordic countries (+11% in local currency) and Poland (tripled with AIG). On the other hand, declines in Italy (-10%) and the UK (-4% in sterling), although better than that of their markets.
Customer deposits increased 43% to EUR 32,658 million, fuelled by capturing in Germany and the incorporation of Poland and Santander Retail. Also, good results from the campaigns launched by Santander Retail in order to capture new customers. As regards wholesale funds, new securitisations were conducted in the US and the UK for a joint amount placed in the market of more than EUR 2,500 million.
All of this enhanced the area’s liquidity position (customer deposits and medium- and long-term funding covered 64% of loans compared to 51% a year ago) and reduced recourse to the parent bank.
Results
Gross income increased 20.6% y-o-y, backed by the most basic revenues: net interest income (+19.3%), due to the rise in the average portfolio and better spreads, both fuelled by incorporations; fee income (+28.5%), basically due to servicing in the US, and greater penetration of key European countries (Germany, Poland and Norway).
Higher costs (+38.7% y-o-y) due to the new incorporations. The new units left the efficiency ratio at 30.5%, with clear opportunities for improvement (Santander Retail’s ratio was 91% in the first half).
Sharp fall in loan-loss provisions (-23.0% y-o-y), causing net operating income after provisions to increase 69.9%. The lower provisions reflect the improvement in the quality of the portfolio: further reduction in the NPL ratio to 4.42% (June 2010: 5.23%) and high coverage (128%), after absorbing the impact of the new incorporations.
These trends in revenues, costs and provisions produced the jump in attributable profit of 68.0% year-on-year (+61.1% at constant perimeter).
The trends were similar in individual countries, with rises in all areas. Santander Consumer USA made the largest contribution after the sharp increase in its profit (+143.4% in dollars). The three basic drivers were: larger volumes (organic generation and incorporation of portfolios), higher revenues from servicing, and the lower cost of credit from the improved quality of the portfolio. Germany was the second largest unit by profits (+21.2%), thanks to an increase in new loans and the improvement in risk, both in line with the good performance of the economy.
In other units, the performance was very positive in the Nordic countries (attributable profit: +21.8% year-on-year in local currency), the UK (+45.6% in sterling) and in Spain (strong improvement due to lower provisions). Lastly, the unit in Poland maintained a high profit in the second quarter during a period of integration and readjustment of businesses and portfolios.

JANUARY — JUNE FINANCIAL REPORT 2011	33

INFORMATION BY PRINCIPAL SEGMENTS
PORTUGAL
•	The difficult economic environment led the country to seek and receive financial aid from the EU and implement adjustment measures.
•	Revenues dented by strong competition for liquidity and the situation in the markets.
•	Expenses and provisions reflect very prudent management in an unfavourable environment.
•	Further deleveraging: fall in lending and rise in deposits.
In a very complex scenario, Santander Totta’s attributable profit for the first half of 2011 was EUR 131 million, 49.5% lower year-on-year.
Strategy
The intensification of the sovereign debt crisis in the peripheral euro zone countries, the downgrading of Portugal’s ratings and as a result of the country’s banks, the successive rises in yields on government bonds and political instability culminated in Lisbon requesting EUR 78,000 million of financial aid from the European Commission, the IMF and the ECB in April.
Under the agreement with the International institutions, Portuguese banks will have to implement various restructuring measures, which mainly consist of reducing the leverage levels of the banking system, the exposure to the ECB and boost their core capital ratios (to 9% at the end of 2011 and 10% in 2012).
Economic activity continued to shrink, with domestic demand falling in the second quarter (lower spending by households in an environment of reduced confidence) and also investment, affected by the worsening of economic and financial conditions, as well as political uncertainty that culminated with the elections of June 5. Public spending also fell as a result of austerity measures.
Exports remained dynamic and the jobless rate was higher than the 12.4% registered in the first quarter which, coupled with rises in interest rates, exerted pressure on NPL ratios.
In this environment, Santander Totta pursued its deleveraging policy, focusing on capturing funds and reducing lending. Following the launch in the first quarter of the Strategic deposits, in the second various savings products were marketed for individuals and SMEs in the “Primavera” campaign.
Furthermore, the need to implement austerity measures required Santander Totta to be prudent in risk management and recoveries, adjusted to the cycle of deterioration in quality indicators.
Santander Totta has the best credit quality ratios of the large Portuguese Banks, the best efficiency ratio and the highest Core Tier 1 ratio (10.7%), all in local criteria.
Activity and results
In business volumes, the focus remained on capturing savings. They rose 14% and lending dropped 12%, which improved the commercial gap and the structure of the balance sheet.
Deposits increased 21% and mutual funds declined 22%. Lending to SMEs was down 4% and to individuals 1%.
Net interest income of EUR 319 million was 14.4% lower than in the first half of 2010, due to the increased cost of funding and the tougher competition in capturing deposits, which could not be offset by higher spreads on loans.
Net fee income dropped 2.8% to EUR 183 million. That from retail banking (mainly from mortgages and other loans, funds and asset management) performed worst, while income from GBM was more positive. Gains on financial transactions dropped 85.4% to EUR 8 million.
As a result, gross income was EUR 524 million, 18.2% less than in the first half of 2010, while operating expenses rose 0.2% to EUR 262 million. The efficiency ratio was 49.9% and net operating income at EUR 262 million was 30.9% lower.
Loan-loss provisions amounted to EUR 73 million (+23.2%), reflecting the difficulties of the economic cycle. NPL ratios were higher but better than the banking system’s, according to the latest figures. The NPL ratio in June was 3.25% and coverage 62% (under Spain’s criteria).
Attributable profit was EUR 131 million, 49.5% lower year-on-year.

34	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
RETAIL BANKING POLAND (BZ WBK)
•	Consolidated as of April 1, 2011.
•	Attributable profit of EUR 94 million in the second quarter (3.6% of the operating areas’ total).
•	Solid funding structure: loan-to-deposits ratio of 85%.
•	High growth potential due to the favourable macroeconomic environment, solid presence in the market, management capacity and generation of synergies.
Description of the bank and its environment
Banco Santander completed its acquisition of 95.67% of BZ WBK on April 1 after launching its takeover bid in the first quarter for full control, together with 50% stake of BZ WBK Asset Management still in the hands of AIB. Group BZ WBK is now integrated into Grupo Santander, consolidating its second quarter results and business.
BZ WBK enables Grupo Santander to develop its activity in Poland, a country with considerable potential: 38.5 million citizens and a GDP which is more than 40% of that of the other new EU members. Its economy is stable (the only EU country not to have suffered a recession in the last decade), growing (+4.2% forecast for 2011), needs to complete its infrastructure and has a low level of “bankarisation” (lending represents around 50% of GDP). All of these factors raise good expectations for banking business.
BZ WBK has the third largest branch network in Poland (630 including 100 agencies), 9,744 employees, 2.5 million retail customers and close to EUR 22,000 million of loan and customer funds (mostly deposits).
Its business model is retail and commercial banking, including consumers, SMEs and corporations and it has a notable presence in asset management, intermediation of securities and leasing. All of this fits well with Santander and provides a significant growth potential in results in the next few years, both via business as well as synergies.
At the start of 2011, the economic environment in which BZ WBK conducts its activity was solid (+4.4% in the first quarter), backed by domestic demand fuelled by faster growth in consumption and a recovery of investment. This dynamism lifted inflation to close to 4.5% and made the Polish central bank raise its interest rates to 4.5% (+100 b.p. since December). The zloty remained stable against the euro (PLN 3.99/euro).
This stronger activity is reflected in banking business that grew by close to 10% in early 2011.
Integration of BZ WBK in Grupo Santander
The first steps were taken in the bank’s first quarter under Santander management, and in cooperation with the local management team, to ensure improvements in operating and commercial efficiency announced to the market.
Of note were:
•	Measures to control costs were put into effect in the technology and operations area, as well as the global integrator of Group purchases, with short-term objectives.
•
The first steps were taken in the risk and financial areas to adjust the organisation, processes and IT systems in order to ensure control and standardisation. Of note was the progress made in installing the corporate risk model, now operating for large companies.

•
Global business units were launched which combine local knowledge and the Group’s experience. Tangible progress was made in Global Banking and Markets with the customer base of the global relationship model in the country.

•	The best practices in commercial banking were analysed and identified based on the long experience of both institutions.
Balance sheet and results
BZ WBK’s integration into Grupo Santander incorporated EUR 8,659 million of new net loans and EUR 10,217 million of deposits (1.2% and 1.7% of the Group’s lending and deposits).
In the first quarter under Santander management, loans increased 5%. High cost deposits from companies were reduced while those to individuals were maintained.
Its attributable profit (three months) was EUR 94 million, backed by solid gross income of EUR 248 million. Of this amount, EUR 122 million came from net interest income, which improved the return on assets following the rise in interest rates, and EUR 88 million from fee income, due to the importance of asset management business and brokerage of securities.
Loan-loss provisions absorbed only 11.6% of net operating income. In line with the macroeconomic situation, credit quality improved, the NPL ratio dropped and coverage rose.
In local criteria, these results compared very well with the same period of 2010, as basic revenues increased 10% and attributable profit 33%.
OTHER BUSINESS
The rest of businesses (GBM, asset management, insurance and Banif) generated attributable profit of EUR 316 million, 39.6% lower than in the first half of 2010, but 5.6% higher than in the second half.
The reason for the fall was that Global Wholesale Banking, the main unit included here, accounts for 92% of profits. Its attributable profit was 40.8% lower because of high gains on financial transactions in 2010 (almost tripled those of the second quarter of 2010) and higher provisions (release of generic ones in 2010). On the other hand, compared to the second half of 2010, profit remained stable, with a better performance of revenues (net interest income and fee income).

JANUARY — JUNE FINANCIAL REPORT 2011	35

INFORMATION BY PRINCIPAL SEGMENTS
UNITED KINGDOM
•	First half attributable profit of £300.4 million, impacted by a one-off provision of £538.1 million for payment protection insurance remediation (PPI).
•	Recurring profit excluding the one-off was £838.5 million, £29 million higher than in the second half of 2010.
•	Liquid assets: increase of almost £30,000 million since December 2009.
•	Further improvement in the funding position: £2,900 million from disposal of non-core assets and £17,000 million from medium-term issues.
•	Better than expected evolution of non-performing loans, particularly in mortgages.
Santander UK posted an attributable profit of £300.4 million in the first half. This included the impact net of tax of an extraordinary provision of £538.1 million related to Payment Protection Insurance (PPI) remediation, in line with what has been done by other British banks.
These products were sold by all UK banks, mainly until 2008. Santander UK has taken a prudent stance with regard to PPI products, not participating in any legal action undertaken by key competitors and not interrupting payments arising from claims.
After analysing the implications of the latest developments, and consistent with the Group’s prudent approach, Santander UK decided to create the extraordinary provision to cover the potential cost of expected claims.
Excluding this one-off, Santander UK generated recurring attributable profit of £838.5 million in the first half, down from £875.0 million in the same period of 2010, largely due to the higher costs from regulatory changes (negative impact of £195 million more than in 2010). The profit, however, was £29 million higher than that of the second half of 2010 (+3.6%).
Environment
GDP growth in the first quarter rebounded as the fourth quarter of 2010 was significantly impacted by bad weather. The composition of growth reflects the weakness of domestic demand, dented by the fiscal adjustment and the indebtedness of households, which seems to have carried on in the second quarter.
The uncertainty over the economic recovery is happening at a time when inflation is still very high (4.2% in June) and there could be further rises in the coming months. As a result, the Bank of England remains cautious, holding base rates.
Strategy
Santander UK’s business includes Abbey since 2004, the deposits and branches of Bradford & Bingley since September 2008 and Alliance & Leicester since October 2008. We refer to these businesses as Santander UK,
Thanks to the combination of the three businesses, Santander UK has attained market shares of more than 10% in core segments such as mortgages and deposits. It continues to increase the range of retail banking products and services, while growth in loans to SMEs remains one of its key priorities. All of this is accelerating the objective of becoming a full commercial bank offering all services and products.
The agreement with Royal Bank of Scotland to acquire 318 of its branches and 40 business centres is an important step towards meeting this objective, as it speeds up significantly the strategy of boosting our presence in the SME and company segments and meeting the challenge of becoming a challenger bank in a vital sector for the UK economy.
Activity
Santander UK’s balance sheet primarily consists of residential mortgages, with no exposure to self-certified mortgages or subprime and less than 1% of buy-to-let loans. The loan-to-deposit ratio was 122% at the end of June (131% a year earlier).
The following information on activity is in local criteria. Customer loans amounted to £199,100 million, 1% more than June 2010 and driven by the strong increase in loans to SMEs (+27%), offsetting the reduction in UPLs. The stock of mortgages rose 1%.
In what remains a weak market, net mortgage lending in the second quarter amounted to £200 million. Gross new mortgages amounted to £9,700 million, £2,600 million less than in the first half of 2010. Despite this decline, our estimated market share was 15%, well ahead of stock share. Spreads improved in the first half, while the loan-to-value (LTV) on new loans was 64% and the LTV of the stock of lending was 52%. There were no significant changes over previous quarters.
Loans to SMEs via the network of regional business centres continued the strong pace of 2010 and amounted to £9,600 million, 27% higher than in the first half of 2010. The market share was 4.1%, 0.9 p.p. more than the first half of 2010.

36	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
Reflecting the bank’s policy of reducing personal loans (UPLs) over the last few years, balances were 18% lower year-on-year at £3,100 million. Selective marketing of this product was begun a few months ago at favourably risk adjusted spreads to lower risk customers. This is reflected in the increase in gross lending (21% more than in the second half of 2010). The reduction in the portfolio of UPLs is expected to decelerate as the year progresses.
Santander UK continued to dispose of non-strategic assets. Their portfolio dropped 30% in the first half of the year.
Retail deposits (£153,300 million) were broadly unchanged from the level at the end of 2010, impacted by a slowdown in the UK market in deposits and tough competition.
The reduction of the loan-to-deposits ratio and the capturing of a further £17,000 million of medium-term funding, helped to improve the bank’s funding position. The success of issues in 2010 continued in 2011 with a broad range of products and at good rates given the market environment.
The opening of more than 400,000 current accounts in the first half continued to underscore the success of the last two years in attracting quality customers, and raised the percentage of primary accounts (domiciling of payroll and direct debits) from 29% in June 2010 to close to 40%.
Finally, credit card sales of over 270,000 grew by 18%, with a continued focus on existing customers.
Results
The first half attributable profit was £300.4 million, due to the impact of the extraordinary provision established for PPI claims. Excluding this one-off, recurring profit was £838.5 million.
Gross income declined to £2,565 million from £2,754 million in the first half of 2010, due to the new liquidity regulations, higher cost of funding and pressure on fee income.
Net interest income was 10.2% lower year-on-year, reflecting the higher cost of liquid assets. The total commercial spread was modestly lower in the first half to 1.97%, with higher spreads on loans, more than offset by the higher cost of liquidity and funding.
Mortgages customers’ reversion to standard variable rates continued, helping to offset the impact of low interest rates. Higher net interest income in SMEs and corporations reflected growth in deposits and loans, with spreads on new loans at historic highs.
Net fee income was 0.7% higher, in line with the market trend. Fees from investments, in particular, were lower. Moreover, the change in the mix of sales from structured products to managed customer funds continued. This reduced current revenues but will produce higher fees in the future. Lastly, gains on financial transactions were 7.2% higher.
Operating expenses were slightly higher than in the first half of 2010. The cost savings from the integration of Alliance & Leicester were reinvested in growth in Corporate Banking and Global Banking & Markets, as well as in promoting the expansion of retail business and improving customer service with the hiring of 1,000 people.
The efficiency ratio was 43.2%, 3.3 p.p. better than June 2010. If we exclude the negative impact of regulatory changes, the efficiency ratio would have been below 40% and broadly similar to 2010.
Loan-loss provisions were 49.0% lower than in the first half of 2010, due to the improved evolution of retail products.
The NPL ratio continued to evolve better than expected and declined slightly to 1.82% (0.03 p.p. less than in June 2010). This better performance was seen across retail products, particularly mortgages and personal loans, although there was a slight deterioration in the second quarter in corporate loans. The stock of properties in possession remained very low (0.06% of the total portfolio compared to 0.05% at the end of 2010). In general, the trends were better than the sector’s, according to the Council of Mortgage Lenders (CML).

JANUARY — JUNE FINANCIAL REPORT 2011	37

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA
•	Strong business orientation, reflected in a faster pace of activity, particularly in lending.
•	Record revenues in the second quarter based on net interest income and fee income.
•	Enhanced profile of the income statement with greater role of revenues from Retail Banking.
•	Lower cost of credit driven by the good situation of the economic cycle and early management and recovery of non-performing loans.
•	Net operating income after provisions increased 12.5% (in local currency).
Santander generated attributable profit of EUR 2,457 million in the first half of 2011, 15.8% more than in the same period of 2010 (+13.5% in constant currency).
Economic environment
Growth continued to be strong in the first quarter (around 6% on average). The forecast for the whole of 2011 is more moderate (close to 5%), due to domestic demand growing at more sustainable rates than in 2010 but still high and more than GDP. Private consumption and investment will continue to be the engines of expansion.
Buoyant domestic demand coupled with the higher international prices of raw materials is creating inflationary pressures and in most countries inflation expectations have increased.
The central banks of these countries continued to lift their interest rates by between 100 b.p. and 200 b.p. Colombia’s central bank raised its key rate by 125 b.p. in a precautionary move and in the face of strong economic growth. In Mexico, on the other hand, where inflation is coming down the central bank held its rates.
Despite negative surprises in some countries, the global economy continued to grow by more than 4%. Asian economies, which have become the main driver of Latin American exports, will expand by more than 9% this year, according to the IMF. This underscores the continuation of very good external conditions for Latin America. Thanks to these countries, Latin American exports will keep up their very high growth (close to 30%).
The current account deficit will rise in 2011, due to the surge in imports linked to the buoyant domestic demand, although it will still be at a moderate level (less than 2% on average). The region’s external position is very healthy, as it also benefits from capital inflows, mostly foreign direct investment. The stock of international reserves was close to $640 billion in the second quarter (13.3% of the estimated GDP for 2011).
The evolution of public sector accounts is also good, spurred by growth in tax receipts from economic expansion. As governments continue to withdraw the fiscal stimulus packages implemented in the years of international recession, so public spending will also help to achieve budgetary consolidation.
In the countries where Santander operates, lending by the region’s banking systems, after recovering in 2010, increased 20% in the last 12 months excluding the exchange rate impact. Loans to individuals increased 22%. Credit cards and loans to companies and institutions rose 17% and 18%, respectively.
Bank savings increased 17% year-on-year, with demand deposits rising 14%. In general terms, and considering the financial systems with the greatest weight, Brazil and Mexico’s savings grew the most.
Because of their impact on business and on converting figures into euros, the evolution of interest rates and exchange rates is commented on:
•
Average short-term interest rates, based on the region’s average weighted rate, rose between the first half of 2010 and the same period of 2011. In general terms, interest rates began to rise in the second half of 2010 and gradually increased throughout the year.

38	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
•
The evolution of results in euros is affected by average exchange rates. In global terms, Latin American currencies appreciated against the dollar, except for the Argentine peso, while the dollar, the reference currency in Latin America, depreciated 6% against the euro. In average terms, the Brazilian real strengthened against the euro from 2.38 to 2.29, the Mexican peso from 16.75 to 16.68 and the Chilean peso from 695 to 667.

Overall, the favourable impact from the conversion of the results to euros is about 3 p.p. in revenues, costs and profit.
Strategy
The financial systems benefited from the favourable economic environment, highlighted by the strong growth in lending and savings.
In these circumstances, the Bank continued to focus on growth in loans and savings, managing spreads, optimising the mix of products and segments and appropriately handling the return-risk relation.
The pillars of a strategy centred on creating value for customers and shareholders were efficiency in costs, in a context of investments and new commercial projects, prudence in risks and efficient management of capital and liquidity.
The Group also put the emphasis on customer management, focusing on linkage and transactions.
At the end of June, the Group had 5,908 traditional branches and points of banking attention and in companies.
The main developments in business and results in the first half of 2011 are set out below. All percentage changes exclude the exchange-rate impact.
Activity
Lending intensified, growing 18% year-on-year (17% excluding the $2 billion purchase of the portfolio of mortgages from General Electric in Mexico), and the volume was 4% more in June than in March, on a like-for-like basis, with growth in products and segments. Of note was the 24% growth in cards and 23% in commercial loans (companies in all their range and institutions) and 17% in mortgage loans (excluding GE).
Savings increased 14% year-on-year. Deposits without repos were up 16%, with time deposits 21% higher and mutual funds 11% more.
The average market shares in the countries where the Group operates are 11.4% in loans, 8.9% in savings and 9.8% for total banking business.
MAIN FOCUSES OF MANAGEMENT IN 2011
1	Focus on generating revenues, with strong business, management of spreads and activities that generate fee income.

2	Faster growth in lending and savings, taking advantage of the favourable macroeconomic environment and “bankarisation” in the region.

3	Management of customers, focused on linkage and transactions.

4	Prudent risk policy adjusted to the favourable economic cycle and to profitability.

5	Investment in installed capacity in all countries under the principle of austerity and efficiency.
Results
Basic revenues (net interest income, fee income plus insurance) continued to accelerate. They rose 11.1% year-on-year, with net interest income up 10.7% and fee income 10.8%. The latter was spurred by commissions from insurance (+50.5%) and from cards (+27.7%), while mutual funds improved 13.4%. Those from exports and management of accounts were 4% and 3% lower respectively.
Gains on financial transactions rose 11.8% year-on-year. Gross income increased 10.4%.
Operating expenses were up 11.1% y-o-y, above inflation. This was mainly due to new business projects, expanding the installed capacity, restructuring the points of attention and renegotiating charges and collective bargaining agreements. The efficiency ratio was 38.3%.
The good macroeconomic environment and outlook, together with anticipative risk management, produced an improvement in risk premiums (from 4.3% in June 2010 to 3.5% in the same month of 2011). The NPL ratio was 4.20%, impacted by the incorporation of the GE portfolio in Mexico. Excluding it, the NPL ratio was 4.12% (4.13% in June 2010) and coverage 105%.
The fall in loan-loss provisions led to year-on-year growth of 12.5% in net operating income after these provisions.
Attributable profit was EUR 2,457 million, 15.8% more than in the first half of 2010 (+13.5% in local currency).
By segment, Retail Banking’s attributable profit rose 18.2%, Asset Management and Insurance’s 16.8% and Global Wholesale Banking’s remained virtually unchanged.

JANUARY — JUNE FINANCIAL REPORT 2011	39

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA. MAIN UNITS
Million euros

	Brazil		Mexico		Chile
	H1’11	Var (%)	H1’11	Var (%)	H1’11	Var (%)
INCOME STATEMENT
Net interest income	5,901	18.3	820	0.8	762	4.3

Net fees	1,650	14.7	307	8.5	220	13.9
Gains (losses) on financial transactions	472	21.5	110	12.5	59	11.7
Other operating income (1)	(77)	441.5	3	—	27	100.5

Gross income	7,946	16.8	1,239	4.1	1,067	7.8

Operating expenses	(2,904)	15.3	(472)	6.1	(395)	12.6
General administrative expenses	(2,597)	13.4	(417)	6.6	(350)	13.5
Personnel	(1,434)	19.5	(235)	13.1	(220)	14.0
Other general administrative expenses	(1,163)	6.7	(183)	(0.7)	(130)	12.7
Depreciation and amortisation	(307)	33.8	(55)	2.2	(45)	6.0

Net operating income	5,042	17.7	767	2.9	673	5.2

Net loan-loss provisions	(2,300)	19.4	(157)	(38.8)	(160)	(19.7)
Other income	(505)	22.9	(7)	(78.0)	5	309.9

Profit before taxes	2,236	14.9	604	31.6	517	17.2

Tax on profit	(560)	28.5	(116)	40.9	(69)	5.7

Profit from continuing operations	1,676	11.0	487	29.6	448	19.2

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,676	11.0	487	29.6	448	19.2

Minority interests	295	30.2	1	(99.3)	99	23.9

Attributable profit to the Group	1,381	7.6	486	72.3	349	18.0

BALANCE SHEET
Customer loans (2)	73,320	13.7	17,722	23.6	25,555	13.7
Trading portfolio (w/o loans)	14,407	(12.7)	14,772	19.6	3,360	(20.3)
Available-for-sale financial assets	24,596	24.7	2,775	(39.7)	4,402	79.0
Due from credit institutions (2)	10,134	(0.3)	5,795	(9.6)	2,713	(0.6)
Intangible assets and property and equipment	3,773	8.8	374	(8.3)	332	(4.9)
Other assets	44,696	30.4	4,820	11.6	2,534	8.3

Total assets/liabilities & shareholders’ equity	170,927	15.0	46,257	9.0	38,895	12.5

Customer deposits (2)	78,188	9.4	20,824	7.8	18,829	13.0
Marketable debt securities (2)	14,553	162.7	2,209	355.3	5,558	43.0
Subordinated debt (2)	4,547	(0.4)	—	(100.0)	1,124	15.9
Insurance liabilities	8,980	126.8	456	42.8	349	28.8
Due to credit institutions (2)	27,218	2.5	9,460	21.2	5,063	(9.6)
Other liabilities	25,954	12.1	8,792	(19.9)	5,609	13.7
Shareholders’ equity (3)	11,488	(14.2)	4,516	30.6	2,364	5.7

Other customer funds under management	49,756	11.5	10,933	1.0	4,757	(12.3)

Mutual funds	45,397	12.2	10,698	(0.1)	4,675	(12.9)
Pension funds	—	—	—	—	—	—
Managed portfolios	3,791	(7.2)	—	—	—	—
Savings-insurance policies	567	932.9	235	109.4	82	54.8

Customer funds under management	147,043	16.5	33,966	10.7	30,267	12.3

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year
LATIN AMERICA. RESULTS
Million euros

	Gross		Net operating		Attributable
	income		income		profit to the Group
	H1’11	Var (%)	H1’11	Var (%)	H1’11	Var (%)

Brazil	7,946	16.8	5,042	17.7	1,381	7.6
Mexico	1,239	4.1	767	2.9	486	72.3
Chile	1,067	7.8	673	5.2	349	18.0
Argentina	435	10.3	223	1.7	138	0.8
Uruguay	76	(10.6)	19	(52.6)	10	(70.8)
Colombia	91	6.2	36	2.8	20	5.0
Puerto Rico	167	(9.9)	84	(16.1)	17	(13.6)
Rest	63	11.8	(1)	(85.5)	(8)	(41.6)

Subtotal	11,085	13.2	6,842	12.9	2,393	16.3

Santander Private Banking	143	7.7	81	13.6	65	(0.5)

Total	11,228	13.1	6,923	12.9	2,457	15.8

40	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
BRAZIL (ALL CHANGES IN LOCAL CURRENCY)
•	Faster growth in lending and in savings in the second quarter than in the first.
•	New record in net interest income and net fee income.
•	Operating expenses reflect the collective agreement and the commercial investment (140 more branches in 12 months).
•	Higher provisions due to increased business, rise in the sector’s NPLs and impact from prudential macroeconomic measures.
•	Net operating income after provisions increased 11.9%.
Santander Brazil generated attributable profit of EUR 1,381 million in the first half, 7.6% more than in the same period of 2010 (+3.5% in local currency). On a like-for-like basis, profit before tax was 10.6% higher in local currency.
Economic and financial environment
The economy began 2011 with signs of a cooling in domestic demand, showing that the government’s prudential macroeconomic measures were beginning to produce results.
First quarter GDP growth was 4.2% year-on-year, down from 7.5% in 2010. Of note in the second quarter was the evolution of gross fixed capital formation, both in the quarter (+1.2% vs. +0.6% in household consumption) and in the first half (+17.1% vs. +6.4% in household consumption).
Inflation for the 12 months to June was 6.7%, 1.4 p.p. above that at the end of 2010 and higher than the central bank’s target. As a result, the central bank continued the macroeconomic adjustments and raised its key rate to 12.25% at the end of June.
The jobless rate dropped to 6.2% at the end of June, 0.8 p.p. better than a year earlier.
The system’s total lending continued to grow in the second quarter (+21% in the last 12 months).
Unrestricted lending grew at a faster pace in the last month than directed lending (+1.4% vs. +1.0% respectively). On a year-on-year basis, however, unrestricted lending increased 18% and directed 26%.
The NPL ratio was 5.2% in May, slightly higher than at the end of 2010.
Strategy
Santander Brazil is the third largest private sector bank in terms of assets, with a market share of 8.4%. It operates in the main regions, with 3,728 branches and points of banking attention, 18,189 ATMs and 24.1 million customers, more than 9 million of whom have current accounts.
Its strategy is to be the best and most efficient bank in Brazil, both in generation of shareholder value as well as in customer and employee satisfaction and brand recognition.
The technological integration and brand unification was completed successfully at the beginning of the year. The bank is now better structured and placed to embark on accelerating activity and gaining market share.
As part of its strategy of continuous improvement, the Group announced changes in the governance structure, aimed at strengthening the bank’s position in the market and contributing to sustainable growth in all businesses.
Since 2010, and in order to leverage credit card and SME business, new products were developed and alliances forged with various suppliers of services. Among them was Santander Conta Integrada, which combines transaction processing services for cards with financial services, and the launch of the Santander Esso credit card, following the alliance with Cosan Combustibles y Lubricantes.
Santander aims to improve the quality of customer attention and satisfaction by opening new branches and through measures to improve processes and optimise the functioning of support areas.
Activity
Lending rose 3.5% in local currency quarter-on quarter, a higher growth rate than that of the first quarter, while deposits rose for the third consecutive quarter by around 3%.

JANUARY — JUNE FINANCIAL REPORT 2011	41

INFORMATION BY PRINCIPAL SEGMENTS
The year-on-year growth in lending was 17%, backed by loans to individuals (+23%), particularly mortgages (+36%) and cards (+32%), but also in the segments of SMEs and companies (+28% combined). The smallest rise, as in previous quarters, was to large companies (+8%).
Savings rose 15% year-on-year, with a good performance in all products. Demand deposits increased 5%, time deposits 29% and mutual funds 15%.
The market share in lending was 10.4% (11.5% in unrestricted lending) and 8.6% in deposits.
Results
Gross income was 12.4% higher year-on-year in local currency at EUR 7,946 million, a stronger pace than in the first quarter.
The main component was net interest income (+13.8%), spurred by the larger volumes and management of spreads as well as the good trend in fee income, (+10.4%) backed by mutual funds and particularly by cards and insurance, which increased by more than 40%.
Gains on financial transactions were EUR 472 million (+17.0% year-on-year) and only accounted for 6% of total revenues.
As regards the second quarter compared to the first, gross income was more than EUR 4,000 million (+3.1%), a new quarterly record, due to the favourable evolution of basic revenues (net interest income+fee income) and gains on financial transactions.
Of note in revenues growth in the last few quarters was its continuous upward trend, as the net interest income increased for the fifth straight quarter and fee income did so in four of the last five quarters.
The growth in total basic revenues (net interest income, fee income and fees from insurance activity) went from 5.9% year-on-year in 2010 to 13.2% in the first half of 2011.
As regard operating expenses, the good performance in the quarter enabled lowered year-on-year growth to 10.9% (12.7% in the first quarter).
It reflected the investment in increasing the distribution capacity (140 new points-of-sale in 12 months, more company account managers, etc) and the investment in the new IT platform, together with the impact of inflation and the high employment rate on wage agreements.
General expenses rose 2.7% year-on-year, lower than the increase in inflation because of the positive impact of the synergies obtained which, in cumulative terms, amounted to BRL 2,022 million, in line with forecasts.
Provisions for loan losses were 14.9% higher than in the first half of 2010. This was due to the moderate higher NPLs, the impact from prudential macroeconomic measures and higher business volumes. The cost of credit was lower and the risk premium improved notably compared to the first and second quarters of 2010.
The NPL ratio rose slightly in the quarter, although it remained virtually unchanged in the last 12 months. It was 5.05% in June (5.01% a year earlier). Coverage increased to 102% from 98% in June 2010.
Net operating income after provisions (the most recurrent profit) was 11.9% higher year-on-year driven by the strength of the most basic revenues, absorbing the investment in the installed capacity and provisions. Profit before tax increased 10.6% year-on-year.
Including the impact from the normalisation of the tax rate and the higher minority interest from the partial placement of shares in the second half of 2010, attributable profit was 3.5% higher.
Retail Banking’s profit was 5.9% higher, while that of GBM and Asset Management and Insurance remained virtually unchanged at -0.5% and +0.9%, respectively, all affected by higher taxes and minority interests as, excluding their impact, profit before tax was 10.6% higher in Retail Banking, 1.3% in GBM and 16.5% in Asset Management and Insurance.
The efficiency ratio was 36.6%, the recurrence ratio 63.5% and ROE 23.7%.

42	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
MEXICO (ALL CHANGES IN LOCAL CURRENCY)
•	Strong rise in lending and deposits on a like-for-like basis: 23% and 16% year-on-year, respectively.
•	Gross income continued to accelerate: +3.7% in the first half (+7.4% second quarter 2011/2010).
•	Costs under control.
•	Integral risk management produced an improvement in the risk premium and a 39.0% fall in loan-loss provisions.
•	Net operating income after provisions increased 24.3% and profit 71.6% (29.1% before minority interests).
Attributable profit was 72.3% higher in the first half at EUR 486 million (+71.6% in local currency), partly benefiting from lower minority interests.
Results showed a good trend, with a first half showing year-on-year growth in net interest income and fee income and lower provisions.
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 16.0% and 15.2% in savings. It has 1,098 branches and 9.1 million customers.
Economic environment
GDP growth in the first quarter was 4.6% year-on-year, up from 4.4% in the fourth quarter of 2010. Both industry and services grew strongly (+5.2% and +4.4% y-o-y, respectively). The IMF revised upward its growth forecast for 2011 to 4.7%. Inflation remains moderate (3.3% in June) and is expected to reach 3.6% this year, enabling the central bank to hold its key rate at 4.5%.
The pace of business in the financial system has recovered. Lending increased 14% year-on-year (consumer credit and card business: +14%), while savings rose 15%.
Strategy
Under the commercial manager plan, the strategy continued to focus on strengthening the franchise and customer relations, through consumer credit, the sale of credit cards in branches and growth in deposits, for individual customers, all of which is pushing up recurrent revenues. In companies and institutions, the focus was on more transactions.
The main priorities are to take advantage of the economic performance, put the emphasis on customer linkage, deepen business in high income and SMEs segments and maintain prudent management of risks and costs.
Activity
Lending continued to accelerate to 23% year-on-year on a like-for-like basis, with all products growing. Following the purchase of GE’s mortgage portfolio in the country ($1,870 million), lending grew 33% year-on-year. Mortgages increased 26% on a like-for-like basis, commercial credit 28% and consumer credit 23%. Credit via cards declined 2% year-on-year for market reasons and applying rigorous criteria when making loans. However, the pace of decline slowed as the portfolio began to increase in the last few months compared to the first quarter.
Savings increased 12% year-on-year, due to the 18% rise in demand deposits and 11% in time deposits. Mutual funds grew 8%.
Among anchor products, the number of insurance policies stood at 4.4 million (+690,000 year-on-year) and the number of payroll cheques paid into accounts reached 2.5 million.
Results
Gross income increased 3.7% year-on-year. Of note was the change of trend in net interest income (+4.3% in the quarter and +0.4% year-on-year). Fee income grew 8.1%, with those from insurance and from foreign trade performing better, while that from the management of accounts declined.
Operating expenses were 5.7% higher than in the first half of 2010, while provisions were 39.0% lower, in line with the improvement in risk premiums. Net operating income after provisions increased 24.3%.
Attributable profit was 71.6% higher in local currency at EUR 486 million. Retail Banking doubled its profit thanks to the recovery in gross income and lower provisions. Asset Management and Insurance’s rose 67.4% and Global Wholesale Banking’s dropped 7.8%, due to the markets’ performance. Excluding the impact of the minority interests acquired last September, the changes were +29.1% for the whole country and +57.4%, +29.0% and -32.9% for the three business segments, respectively.
The efficiency ratio was 38.1%, the recurrence ratio 73.4% and ROE 21.3%. The NPL ratio (2.45%) and coverage (165%) are affected by the incorporation of GE’s portfolio. Excluding this incorporation, the NPL ratio was 1.63% and coverage 222%, in line with previous quarters.

JANUARY — JUNE FINANCIAL REPORT 2011	43

INFORMATION BY PRINCIPAL SEGMENTS
CHILE (ALL CHANGES IN LOCAL CURRENCY)
•	Double-digit growth in banking business: +15% in loans and +15% in deposits.
•	Gross income continued to grow at a faster pace: +3.5% in the first half (+7.0% second quarter 2011/2010).
•	Operating expenses rose because of the signing of the collective agreement and business dynamics.
•	Lower provisions due to the improvement in the risk premium and control of non-performing loans.
•	Net operating income after loan-loss provisions increased 11.8%
Attributable profit was EUR 349 million, 18.0% more than in the first half of 2010 (+13.3% in local currency).
Santander is the largest financial group in Chile in terms of assets and profits. It has 487 branches and 3.4 million customers and market shares of 21.5% in loans and 19.2% in savings.
Economic environment
The latest indicators show a positive performance in domestic demand and employment. GDP growth is forecast at more 6.0% in 2011. Inflation increased to 3.4% year-on-year in the first quarter and remained stable in the second. The central bank continued to raise its key rate to 5.25% in June (+200 b.p. in the year).
Lending rose 13% in the last 12 months (+16% in consumer credit and cards and +13% in commercial credit). Savings rose 8%.
Strategy
The strategy centred on growth in various businesses, particularly loans to and savings from individuals and SMEs, with a particular emphasis on deposits in order to improve the cost of funds.
Means of payment continued to be dynamic. Purchases with Santander cards increased 20%. Commercial agreements with significant suppliers of services, such as airlines, telecom companies and supermarkets, continued to strengthen the relationship with customers in order to make them more satisfied and generate added value.
The improvement in service quality continued to be a priority in order to boost customer linkage and transactions.
The number of insurance policies, a risk-free product and one generating fee income, was 5.2 million, consumer loans rose 10% and cards increased by 203,000 units. Payrolls, a very binding product, increased 14% and helped to enhance the quality of the customer base and future business prospects.
Activity
Stronger economic growth and the positive impact from reconstruction after last year’s earthquake accelerated business growth. Lending increased 15% year-on-year (via cards: +36%; consumer credit: +16% and +13% in mortgages) and lifted the overall market share by 122 b.p. in the last 12 months.
Savings grew at a faster pace (+7%), with demand deposits up 6% and time deposits 18%. The market share in deposits increased by 138 b.p. in 12 months. Mutual funds declined 12%.
Results
In results (and always in local currency), gross income rose 3.5% year-on-year (+9.3% second/first quarter), confirming the change of trend seen in the first quarter.
Net interest income, affected by higher interest rates, remained virtually unchanged (+0.1%), while net fee income rose 9.3%, with a good performance in that from cash management (+16.8%), insurance (+15.7%) and cards and mutual funds (+12%). Gains on financial transactions were 7.2% higher year-on-year at EUR 59 million.
Operating expenses rose 8.1% year-on-year, after the collective agreement was signed and the increase in rent for branches following their transfer in the second half of 2010.
Net loan-loss provisions declined 22.9% year-on-year, due to risk management and the improvement in the quality of the credit portfolio, within the positive economic environment.
Attributable profit was 18.0% higher at EUR 349 million (+13.3% in local currency). Retail Banking’s profit rose 7.4%, Asset Management and Insurance’s 62.0% and Global Wholesale Banking’s 16.1%.
The efficiency ratio was 37.0%, the recurrence ratio 62.7% and ROE 27.0%. The NPL ratio was 3.65% and coverage 89%.

44	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
Argentina
Attributable profit was EUR 138 million, the same as a year ago (+11.9% in local currency).
Santander Río is one of the country’s leading banks, with market shares of 9.8% in lending and 10.2% in savings. It has 343 branches and 2.3 million customers.
The economy is expected to grow around 7% in 2011. Inflation remains at around 10% year-on-year (9.7% in June), while interest rates remained at around 11.5%. The Argentine peso depreciated 3.2% against the dollar in the first half.
Growth in the financial system’s savings and lending was 37% and 44%, respectively, maintaining high levels of liquidity and a capitalisation ratio of 17%. Of note is the soundness in the quality of the financial system’s assets, with NPLs at historic lows of 1.5% and coverage at 162%.
In 2011, the Group is focusing on continuing to maximise the profitability of the franchise through the following drivers: increase the number of customers by opening branches in attractive markets, customer linkage via transactions, higher spreads on loans, selective growth in low risk assets, maintaining comfortable levels of liquidity, deepening in high value segments (high income and SMEs) and special attention to risk.
Lending and savings increased at a faster pace (+34% and +43% year-on-year, respectively).
Gross income rose 22.4% year-on-year in local currency and operating expenses 34.3%, due to inflation and growth in installed capacity (net opening of 27 branches). In addition, the number of contact centres increased in the year from 665 to 727 and the number of employees from 6,177 to 6,676.
Net operating income increased 12.9% and attributable profit 11.9%. The efficiency ratio was 48.8% and the recurrence ratio 88.2%. The NPL ratio was 1.26% and coverage 187%.
Uruguay
Attributable profit was EUR 10 million, 70.8% lower (-69.8% in local currency). Due to the significant capital gains in 2010 in the portfolio of securities, gains on financial transactions declined 38.3% year-on-year. Basic revenues (net interest income and fee income) rose 9.4%, operating expenses were 31.2% higher because of the collective bargaining agreement and the cost of installing the new IT platform and loan-loss provisions repeated those of last year (-2.9%).
Santander is the largest private sector bank in the country in terms of number of branches (44) and business (market share of 16.5% in lending and 16.2% in deposits).
The economy grew 6.8% in the first quarter, spurred by domestic demand as well as exports, which grew in real terms 9% and 15%, respectively. Inflation rose to 8.6% in June and the central bank raised its key rate by 150 b.p. during the first half to 8.0%. In local currency, growth in the financial system’s lending and deposits accelerated to 19% and 5%, respectively.
Fitch upgraded in July Uruguay’s foreign currency debt to BB+, one level below investment grade (BBB-).
The Group is focusing on the following points: driving retail business, with strong growth in linked medium and high income customers, boosting business with companies, with an emphasis on transaction linkage, and maximising the return on surplus liquidity.
Lending rose 19% and savings remained virtually unchanged. The efficiency ratio is 75.1% and the recurrence ratio 27.2%. The NPL ratio was only 0.21% and coverage stood at very high levels.
Colombia
Attributable profit was 5.0% higher at EUR 20 million (+5.2% in local currency) because of taxes and other income, as net operating income after provisions for loan losses (46.6% lower) increased 47.6%.
The Group has 76 branches, 296,000 customers and market shares of 2.6% in lending and 2.4% in savings.
The economy grew 5.1% year-on-year and it is expected to grow about 5% in 2011. Inflation was 3.2% in June and the central bank raised its key rate by 125 b.p. in the first half.
Moody’s upgraded in May its rating for sovereign debt to Baa3 with stable outlook, with which Colombia received the third investment grade from a ratings agency after DBRS and Standard & Poor’s.
The financial system’s growth in lending and deposits picked up (+27% and +16%, respectively).
The strategy is focused on selective growth in business, preserving appropriate levels of liquidity and customer linkage in high and medium income segments and boosting transaction and insurance business. Management of NPLs is based on anticipation and knowledge of the customer.
Lending increased 11% and savings 3%. The efficiency ratio is 60.8% and the recurrence ratio 42.8%. The NPL ratio is 1.22% and coverage 244%.
Puerto Rico
Attributable profit was EUR 17 million, 8.4% lower in dollars than in the first half of 2010, because of higher taxes as net operating income after provisions increased 35.9% (-30.8% in provisions).
Santander has 122 branches and market shares of 9.5% in loans, 10.7% in deposits and 22.6% in mutual funds.
The economy remained in recession, affecting the growth of the financial system and its profitability. In this context, the Group stood out for its positive return, fruit of appropriate management of prices, discipline in risks and strict control of costs.
The efficiency ratio is 49.8%, the recurrence ratio 37.9%, the NPL ratio 10.0% and coverage 58%.
Peru
Activity is focused on companies and tending to the Group’s global customers. Attributable profit was EUR 5 million (+36.0% in local currency).

JANUARY — JUNE FINANCIAL REPORT 2011	45

INFORMATION BY PRINCIPAL SEGMENTS
SOVEREIGN
Million euros

			Variation
	H1’11	H1’10	Amount	(%)

INCOME STATEMENT
Net interest income	843	869	(26)	(3.0)

Net fees	189	207	(19)	(8.9)
Gains (losses) on financial transactions	63	(7)	70	—
Other operating income (1)	(32)	(34)	2	(5.6)

Gross income	1,064	1,036	28	2.7

Operating expenses	(464)	(456)	(8)	1.9
General administrative expenses	(411)	(403)	(8)	2.0
Personnel	(231)	(223)	(8)	3.4
Other general administrative expenses	(180)	(179)	(1)	0.4
Depreciation and amortisation	(53)	(53)	(0)	0.5

Net operating income	599	580	19	3.3

Net loan-loss provisions	(179)	(307)	127	(41.6)
Other income	(49)	(23)	(26)	115.7

Profit before taxes	371	251	121	48.0

Tax on profit	(115)	(79)	(36)	46.0

Profit from continuing operations	256	172	84	49.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	256	172	84	49.0

Minority interests	—	—	—	—

Attributable profit to the Group	256	172	84	49.0

BALANCE SHEET
Customer loans (2)	35,407	39,849	(4,442)	(11.1)
Trading portfolio (w/o loans)	196	249	(54)	(21.6)
Available-for-sale financial assets	9,394	11,587	(2,192)	(18.9)
Due from credit institutions (2)	682	718	(36)	(5.1)
Intangible assets and property and equipment	504	481	23	4.8
Other assets	4,458	3,785	673	17.8

Total assets/liabilities & shareholders’ equity	50,641	56,669	(6,028)	(10.6)

Customer deposits (2)	32,776	33,837	(1,062)	(3.1)
Marketable debt securities (2)	1,751	13,864	(12,113)	(87.4)
Subordinated debt (2)	2,142	2,913	(771)	(26.5)
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	7,937	52	7,885	—
Other liabilities	2,009	2,729	(720)	(26.4)
Shareholders’ equity (3)	4,027	3,274	753	23.0

Other customer funds under management	14	92	(78)	(84.9)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	14	92	(78)	(84.9)
Savings-insurance policies	—	—	—	—

Customer funds under management	36,682	50,706	(14,024)	(27.7)

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year

46	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
SOVEREIGN
•	The franchise’s profitability was consolidated.
•	Attributable profit of $359 million in the first half, driven by higher recurring revenues and lower non-performing loans.
•	Improved trend in loans and deposits.
•	Enhanced credit quality: reduction in non-performing loans and higher coverage.
Sovereign posted an attributable profit of $183 million in the second quarter, bringing the profit for the first half to $359 million, 57.9% more than in the same period of 2010.
Economic environment
Sovereign conducted its activity in an environment of slower GDP growth than in 2010, with a weak housing sector, a jobless rate close to historic highs and interest rates at minimums.
Lending by the banking sector declined 1.7% in the first quarter, particularly consumer loans (-3.1%). Deposits continued to flow toward those of the greatest availability (+2.9% over the fourth quarter) from time deposits (-2.7% vs. the fourth quarter).
Strategy
Sovereign, with 723 branches, 2,285 ATMs and more than 1.7 million customers, is developing a business model focused on retail customers and companies. It operates in the northeast of the US, one of the country’s most prosperous areas, and manages close to $100,000 million of loans and deposits and has significant market shares.
The focus on growth, backed by rigorous risk management, the generation of synergies and the optimisation of structure costs are enabling Sovereign to generate consistent results in line with the goals set for 2011 in an environment of low activity.
Activity
Balance sheet management remained characterised by an increase in profitability and a better mix of lending and funding products, enabling spreads to improve on new and renewed operations.
In lending, the portfolio continued to be repositioned, with a gradual exit from higher risk segments into more attractive ones such as residential and multifamily (+15%). Total lending grew 4% over December and June 2010 and 6% and 8%, respectively, excluding the non-strategic portfolio. The improvement in the composition of the portfolio combined with strict management of risk produced a further fall in the NPL ratio to 3.76% and a rise in coverage to 85%.
The increase in the loan portfolio was financed by the rise in customer deposits (+11% over the end of 2010 and 14% over June of that year), which improved the diversification and stability of the financing sources. This, coupled with the reduction in the volume of wholesale financing, reduced the cost of deposits 26 b.p.
The focus on expanding the customer base began to bear fruit. The number of current accounts has risen continuously this year, breaking the negative trend of 2010. May saw a new monthly record in the opening of accounts.
Results
Gross income was $1,492 million in the first half (+8.9% y-o-y), driven by its main components. Net interest income reflected management of pricing in loans, the reduced cost of deposits and ALCO management, which offset lower lending volumes.
The 8.0% year-on-year growth in operating costs reflects the impact of investment in technology and the increase in commercial structures begun in the second half of 2010. Costs were basically flat in the last three quarters. The efficiency ratio was 43.6% and net operating income increased 9.5% year-on-year.
Net loan-loss provisions were 38.0% lower year-on-year, thanks to containment of NPLs and the recovery capacity during the credit cycle. This is reflected in a better than expected evolution in credit quality.
Attributable profit was $359 million in the first half, consolidating the upward path begun at the end of 2009.
In short, the results for the first half show a solid income statement backed by the generation of recurring revenues, a reduction in the cost of deposits and an improvement in the levels of provisions due to proactive credit risk management. All of this was the result of the improvement in the balance sheet structure, which together with the recovery in volumes of basic loans and control of spending provides a solid base for the second half of the year.
USA
INCOME STATEMENT PRO FORMA
Million US$

	H1’11	H1’10	Var (%)

Gross income	3,208	2,657	20.7
Net operating income	2,098	1,696	23.7
Attributable profit to the Group	766	419	82.9
Grupo Santander’s total attributable profit from the US (Sovereign Bank, Santander Consumer USA, Santander Private Banking USA, Puerto Rico and the New York branch) amounted to $766 million, 82.9% more than in the first half of 2010.
The main reasons for this growth were the better performance of Sovereign and the consumer finance unit.

JANUARY — JUNE FINANCIAL REPORT 2011	47

INFORMATION BY PRINCIPAL SEGMENTS
CORPORATE ACTIVITIES
Million euros

			Variation
	H1’11	H1’10	Amount	(%)

INCOME STATEMENT
Net interest income	(1,125)	(865)	(260)	30.1

Net fees	(8)	(12)	4	(31.3)
Gains (losses) on financial transactions	85	(129)	213	—
Dividends	21	30	(8)	(28.3)
Income from equity-accounted method	2	(2)	4	—
Other operating income/expenses (net)	75	63	12	19.1

Gross income	(950)	(915)	(35)	3.9

Operating expenses	(452)	(420)	(32)	7.7
General administrative expenses	(391)	(355)	(35)	10.0
Personnel	(158)	(134)	(24)	17.8
Other general administrative expenses	(233)	(222)	(12)	5.3
Depreciation and amortisation	(61)	(64)	3	(4.8)

Net operating income	(1,402)	(1,335)	(68)	5.1

Net loan-loss provisions	19	(60)	79	—
Other income	(330)	(245)	(84)	34.4

Profit before taxes	(1,714)	(1,640)	(73)	4.5

Tax on profit	285	530	(245)	(46.3)

Profit from continuing operations	(1,429)	(1,110)	(318)	28.7

Net profit from discontinued operations	—	(10)	10	(100.0)

Consolidated profit	(1,429)	(1,121)	(308)	27.5

Minority interests	4	(1)	5	—

Attributable profit to the Group	(1,433)	(1,119)	(313)	28.0

BALANCE SHEET
Trading portfolio (w/o loans)	5,268	7,240	(1,972)	(27.2)
Available-for-sale financial assets	21,890	19,628	2,261	11.5
Investments	39	62	(23)	(36.8)
Goodwill	26,527	25,345	1,182	4.7
Liquidity lent to the Group	23,035	39,147	(16,111)	(41.2)
Capital assigned to Group areas	69,199	61,110	8,089	13.2
Other assets	72,618	70,172	2,446	3.5

Total assets/liabilities & shareholders’ equity	218,575	222,703	(4,128)	(1.9)

Customer deposits (1)	11,256	9,692	1,564	16.1
Marketable debt securities (1)	61,598	75,260	(13,662)	(18.2)
Subordinated debt (1)	9,202	15,311	(6,109)	(39.9)
Other liabilities	61,182	52,739	8,443	16.0
Group capital and reserves (2)	75,337	69,702	5,636	8.1

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	82,056	100,262	(18,206)	(18.2)

(1).	- Including all on-balance sheet balances for this item

(2).	- Not including profit of the year

48	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
CORPORATE ACTIVITIES
•	This area’s losses were EUR 313 million more than in the first half of 2010:
•	Net interest income was more negative (higher cost of wholesale financing) and the lower recovery of taxes.

•	These negative factors were partly offset by gains on financial transactions (mainly hedges of exchange rates).
The area made a loss of EUR 1,433 million in the first half compared to a loss of EUR 1,119 million in the same period of 2010. This was due to the net effect of the main items: net interest income, gains on financial transactions, provisions and other income, and taxes.
Corporate Activities covers a series of centralised activities and acts as the Group’s holding, on the basis of the criteria set out on page 24 of this report.
The financial management area carries out global balance sheet management functions, both for structural interest rate risk and liquidity risk (the latter through issues and securitisations), as well as the structural position of exchange rates.
•
Interest rate risk is actively managed by taking positions in the market. This management seeks to mitigate the impact of changes in interest rates on net interest income and the Bank’s value, and is carried out via bonds and derivatives of high credit quality, high liquidity and low consumption of capital.

•	The aim of structural liquidity management is to finance the Group’s recurrent activity in optimum maturity and cost conditions, while maintaining an appropriate profile by diversifying sources.
•
The exposure to exchange rate movements is also managed on a centralised basis. This management (dynamic) is carried out through financial derivatives for exchange rates, optimising at all times the cost of hedging.

In this sense, hedging of net investments in the shareholders’ equity of businesses abroad aims to neutralise the impact on them of converting to euros the balances of the main consolidated entities whose functional currency is not the euro. The Group’s policy considers it necessary to immunise the impact which, in situations of high volatility in the markets, sharp movements in exchange rates would have on these exposures of a permanent nature. The currently hedged investments are those in Brazil, the UK, Mexico and Chile, and the instruments used are spot contracts, FX forwards or tunnel options.

Meanwhile, exposures of a temporary nature (i.e. those regarding the results which the Group’s units will contribute over the next 12 months), when they are in currencies other than the euro, are also hedged on a centralised basis. These results, generated in the local currencies of the units, are hedged with exchange-rate derivatives. The objective is to establish the euros resulting from the exchange rate at the beginning of the year.

These policies render insensitive both the investment in the shareholders’ equity as well as the contribution to results of the various units. The impact of the hedging is registered in gains/losses on financial transactions and the hedging of results compensates, with an opposite sign, the greater or lesser value in euros from the contribution of businesses.

Separately from the financial management activities described here, the corporate activities area acts as the Group’s holding. It manages all capital and reserves and allocations of capital to each of the units as well as providing liquidity that some of the business units might need (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is the market rate (euribor or swap) plus the premium, which, in terms of liquidity, the Group supports due to the immobilisation of funds during the period of the operation.
Lastly, and more marginally, the equity stakes that the Group takes within its policy of optimising investments are reflected in Corporate Activities. Since 2009, when Cepsa was sold, this item has declined significantly.
The main developments were:
•
Net interest income was EUR 1,125 million negative compared to EUR 865 million also negative in the first half of 2010. The increase, which has occurred in the last few quarters, was largely due to the higher cost of credit of issues in wholesale markets.

This increased cost was also reflected in the financing of the goodwill of the Group’s investments, which by definition is negative, but also raised the cost of their financing proportionately.
•
Gains on financial transactions, which includes those from centralised management of interest rate and currency risk of the parent bank as well as from equities, were EUR 85 million positive due to the positive impact of exchange-rate hedging compared to a loss of EUR 129 million in the first half of 2010 (negative impact of hedging of exchange rates).

•	Operating expenses rose 7.7% (EUR 32 million), due to higher rentals and the costs of managing foreclosed properties.
•	Net loan-loss provisions reflect a release of EUR 19 million in the first half compared to a provision of EUR 60 million in 2010 for writedowns of centralised positions.
•	“Other income” was EUR 330 million negative compared to EUR 245 million also negative in the first half of 2010 and is mainly due to writedowns for foreclosures (properties and land).
•	Lastly, the tax line reflects a smaller recovery than in 2010.

JANUARY — JUNE FINANCIAL REPORT 2011	49

INFORMATION BY SECONDARY SEGMENTS
RETAIL BANKING
•	Small growth in business and management of spreads increased net interest income, which set a new quarterly record.
•	Higher costs because of new projects and an increase in the installed capacity.
•	Risk management reflected in lower provisions, despite the reduced availability of generic provisions.
•	Net operating income after provisions was 10.7% higher year-on-year (+7.7% excluding the perimeter and exchange rate effects).
•	Profit reflects the impact of the one-off in the quarter for customer remediation in the UK.
Profit was EUR 3,608 million, affected by the extraordinary provision of EUR 620 million for customer remediation in the UK.
Before the one-off, recurring profit was EUR 4,228 million, 4.7% more than in the first half of 2010 and 19.4% above that of the second half.
Results were positively impacted by the perimeter effect (incorporation of AIG in consumer business in Poland in the third quarter of 2010, SEB in Germany since February 2011 and the Polish Bank Zachodni WBK since April 2011). The impact was three percentage points on revenues and costs. The evolution of exchange rates during the period had almost no impact.
Gross income increased 7.3% to EUR 19,960 million in the first half, due to the 5.9% rise in net interest income, the main component, and strongly backed by both fee income and gains on the financial transactions of clients.
Operating expenses rose 10.4% year-on-year (+5.9% without the perimeter and exchange rate effects). As a result, the efficiency ratio was 41.6% and net operating income was 5.2% higher at EUR 11,666 million than in the first half of 2010 (+6.0% more than the second half).
Net loan-loss provisions were 1.8% lower than in the first half of 2010 and 8.7% below those in the second half. This reflected the efforts made in previous years to improve risk management in the Group’s units and enabled net operating income after provisions to be 10.7% higher year-on-year (+19.5% more than the second quarter of 2010).
Total lending and customer deposits registered amounts similar to those of June 2010.
INCOME STATEMENT AND BUSINESS VOLUMES SECONDARY SEGMENTS
Million euros

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale banking		and Insurance
	H1’11	Var (%)	H1’11	Var (%)	H1’11	Var (%)	H1’11	Var (%)

INCOME STATEMENT
Net interest income	16,277	5.9	14,926	5.9	1,207	2.5	144	60.2

Net fees	5,332	10.6	4,487	12.7	656	3.8	189	(9.5)
Gains (losses) on financial transactions	1,294	(8.8)	753	21.0	532	(31.6)	9	(53.1)
Other operating income (1)	185	0.3	(206)	114.1	143	79.4	248	23.5

Gross income	23,088	6.0	19,960	7.3	2,538	(4.9)	590	13.8

Operating expenses	(9,279)	10.6	(8,294)	10.4	(813)	12.5	(172)	11.9
General administrative expenses	(8,303)	10.3	(7,407)	9.9	(742)	13.9	(154)	11.7
Personnel	(4,914)	12.5	(4,342)	12.6	(486)	13.1	(86)	8.6
Other general administrative expenses	(3,389)	7.2	(3,065)	6.4	(256)	15.3	(68)	15.9
Depreciation and amortisation	(976)	13.0	(888)	14.1	(70)	0.0	(18)	14.2

Net operating income	13,808	3.1	11,666	5.2	1,725	(11.3)	418	14.5

Net loan-loss provisions	(4,890)	0.6	(4,802)	(1.8)	(89)	—	0	—
Other income	(858)	51.3	(832)	55.8	(15)	(36.6)	(11)	12.6

Profit before taxes (2)	8,061	1.1	6,032	6.5	1,621	(16.9)	408	14.6

Tax on profit	(2,030)	4.4	(1,468)	10.4	(426)	(17.7)	(137)	40.8

Profit from continuing operations (2)	6,030	0.1	4,564	5.3	1,196	(16.5)	270	4.8

Net profit from discontinued operations	(6)	136.5	(6)	136.5	—	—	—	—

Consolidated profit (2)	6,024	0.0	4,558	5.2	1,196	(16.5)	270	4.8

Minority interests	471	2.5	330	11.1	113	(14.8)	28	(6.3)

Attributable profit to the Group (2)	5,554	(0.2)	4,228	4.7	1,082	(16.7)	243	6.2

Extraordinary allowances	(620)	—	(620)	—	—	—	—	—

Attributable profit to the Group	4,934	(11.3)	3,608	(10.6)	1,082	(16.7)	243	6.2

BUSINESS VOLUMES
Total assets	1,188,068	(1.6)	867,858	(3.6)	284,364	3.6	35,846	11.8
Customer loans	721,609	(0.7)	647,713	(1.2)	73,448	4.0	448	(19.1)
Customer deposits	613,158	4.7	518,197	1.5	89,624	23.7	5,336	120.6

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Before the impact from the extraordinary provision in relation to PPI remediation in the UK

50	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY SECONDARY SEGMENTS
RETAIL BANKING. INCOME STATEMENT
Million euros

	Gross		Net operating		Attributable
	income		income		profit to the Group
	H1’11	Var (%)	H1’11	Var (%)	H1’11	Var (%)

Continental Europe	6,765	5.7	3,962	1.0	1,481	(10.3)

o/w: Spain	3,629	(7.3)	1,923	(12.4)	653	(36.8)
Portugal	423	(20.1)	180	(37.1)	74	(62.0)

United Kingdom*	2,653	(6.0)	1,498	(9.7)	817	0.7

Latin America	9,515	13.8	5,639	14.2	1,692	20.1

o/w: Brazil	6,790	17.0	4,113	18.6	866	10.0
Mexico	1,037	9.9	629	12.8	385	107.6
Chile	887	6.8	535	2.8	243	11.8

Sovereign	1,027	0.7	567	(0.3)	238	43.5

Total Retail Banking*	19,960	7.3	11,666	5.2	4,228	4.7

*	Before the impact from the extraordinary provision in relation to PPI remediation in the UK
The performance by geographic areas, as in 2010, reflects the varying economic environments, with lower growth in developed economies and a better macroeconomic environment in emerging countries.
Despite the favourable impact of new incorporations to the Group and the improvement trend in banking revenues, Retail Banking in Continental Europe was still the most affected by the environment. Furthermore, provisions rose and led to a 10.3% fall in attributable profit.
Recurring attributable profit in the UK was 0.6% higher than in the first half of 2010 in sterling (+0.7% in euros), as it was hit by the negative impact of regulatory changes, which were offset by flat costs and lower needs for provisions.
Retail banking revenues in Latin America continued to grow and also costs for business development. Net operating income was 11.2% higher than in the first half of 2010, excluding the exchange rate impact.
Attributable profit, after loan provisions, other impairment losses and a higher tax charge, increased 18.2% year-on-year.
Global Private Banking includes institutions that specialise in financial advice and asset management for high-income clients (Banco Banif in Spain, Santander Private Banking in the UK, Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.
The division continued to install and adapt its common business model, commercial processes of advice, differentiated management of customers, personnel training, standardisation of investment strategies and discretional management and unification of products.
The IT platform for management of clients continued to be adapted so that it will be the same for all units. This platform is currently operating in Spain, Italy and Mexico.
The volume of managed assets was higher than at the end of 2010, due to the capturing of new business as well as more customers. At June 30, 2011 it was more than EUR 107,000 million.
Attributable profit was EUR 144 million, 3.3% more year-on-year and change of trend over the first quarter of 2011 and over 2010.
This was largely due to the rise in net interest income and fee income and controlled costs which offset the higher provisions.
The best performance came from Latin America, both domestic private banks (especially Brazil and Chile) as well as International Private Banking. Of note in Europe was the increase in fee income in Spain and Italy, the result of the growth in volumes and the better product mix (discretionary management portfolios) and the lower net interest income from the higher cost of funds.

JANUARY — JUNE FINANCIAL REPORT 2011	51

INFORMATION BY SECONDARY SEGMENTS
GLOBAL WHOLESALE BANKING
•	Rigorous management of risk, liquidity and capital.
•	Business affected in the second quarter by weakness and tensions in markets, particularly in Europe.
•	Impact on cost of investment which are still in the first phases of maturity.
•	In the first half, earnings backed by solid client revenues (86% of total gross income).
•	Profit was 16.7% lower year-on-year.
In the first half of 2011, the business managed by Santander Global Banking & Markets posted an attributable profit of EUR 1,082 million, 16.7% lower than in the same period of 2010. The second quarter which was very weak in markets because of the tensions over Europe’s sovereign debt market and the comparison with the best quarter in customer revenues of the last two year, explain these evolution.
This business contributed 11% of the gross income of the Group’s operating areas and 20% of its attributable profit.
Strategy
In 2011 Santander Global Banking & Markets continued to maintain the main drivers of its business model: focus on the client, integral focus of business (global reach and interconnection with local units), rigorous management of risk and profitable use of capital and liquidity.
In order to strengthen the positions reached in core markets and businesses and continue the growth path of the previous years, the area launched in 2010 a series of projects to bolster the operational capacities and distribution of basic treasury products, with a special focus on forex and fixed income businesses. These projects continued to be developed in the first half of 2011, investing in resources and additional capacities.
This investment effort is already showing its first fruits in some initiatives such as the distribution of fixed income products in the corporate and mid-corp segments in Europe which, in the first half, showed a quicker pace in revenues. The generation of additional revenues and strict management of a recurrent cost base that has been streamlined are enabling the area to absorb these investments and maintain an efficiency ratio of 32.0% that remains a reference for Santander’s peers.
Results and activity
Lower gross income because of reduced gains on financial transactions, higher costs due to projects and an increase in provisions compared to generic ones releases in 2010 because of the change of trend in volumes, were the main drivers. Attributable profit dropped 16.7% year-on-year.
Gross income was 4.9% lower than in the first half of 2010, very affected by the reduced gains on financial transactions in the second quarter, the lowest of the last three years. Net interest income and fee income increased 2.5% and 3.8%, respectively, reflecting the higher cost of wholesale funding and the disintermediation processes in some countries.
Costs increased 12.5% year-on-year, reflecting the investment in equipment and technology. Net operating income was 11.3% lower at EUR 1,725 million year-on-year, but in line with the second half of 2010 (+0.7%). Higher provisions in the first half (with generic provisions due to the increase in volumes) compared to released in 2010. As a result, attributable profit fell 16.7%.
The results were supported by strong and diversified client revenues (86% of total gross income and notably stable quarter after quarter). Client revenues in the first half were 4.5% lower than in the same period of 2010, when they were particularly high because of certain operations and the positive impact in the books of high volatility in Europe. These revenues were 2.2% more than in the second half of 2010.
Stable generation in Latin America (+1%), despite the greater pressures of disintermediation, and strong rise from a low base at Sovereign, which is progressing toward reaching its natural share of corporate business. Greater weakness in Europe, particularly Spain (-13%) and the UK (-15%), hit by tensions and falls in markets in the second quarter.
The revenues generated by clients in the Global Relation Model, which give the area great stability, were stronger. These revenues were 2% higher than in the first half of 2010 and already account for close to two-thirds of total client revenues.
The performance of the business areas and their contribution to revenue generation was as follows:
Global Transaction Banking
This area, which includes cash management, trade finance, basic financing and custody, increased its client revenues 6% year-on-year.
Cash management revenues grew 23%, with double-digit rises in all countries and a larger contribution from the Latin American units, particularly Brazil and Chile.
Custody and settlement (+8%), with higher increases in Europe and stability in Latin America.
Moderate growth in Basic financing (+9%) in a context of greater disintermediation, containment of risk assets and management of spreads.
Trade finance dropped 12% after the high levels reached in 2010 in Latin America. The rise in Europe did not offset the decline in the large Latin American countries.

52	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY SECONDARY SEGMENTS
Corporate Finance
This area (mergers and acquisitions) increased its client revenues 55% year-on-year, reflecting the effort made in origination, both in local transactions and in cross-border.
Notable operations in the second quarter included: in Latin America, the advice provided to the consortium led by Iberdrola to buy the distributors of Ashmore Energy International (AEI) for $3,800 million, and the advisory services for the Independent Committee of Telesp in its integration with Vivo in Brazil ($19,000 million) and in Europe, the advice to Qatar Holding to acquire 6% of Iberdrola.
Credit Markets
Credit Markets, which include origination and distribution of corporate loans or structured finance, bond origination and securitisation teams and asset and capital structuring, reduced its client revenues 4% year-on-year. Good second quarter overall, although with some weaker countries such as Portugal.
In loans, Santander maintained its reference position. Of note was the participation in financing Vivendi’s acquisition of 49% of SFR in France for EUR 5,000 million. In project finance, the main operations included participation in the largest high-speed train concession in France (Tours-Bordeaux) amounting to EUR 7,800 million and financing a new container port in Brazil (Santos) with an A/B loan structure of the International Financial Corporation (IFC).
Strong activity in bonds in Europe and Latin America. In Europe, notable presence in the second quarter in the capital markets, despite the sharp decline in issuance because of the Greek crisis. In Spain, Santander was present in all the operations: Iberdrola, Gas Natural and Red Eléctrica. In France, joint bookrunner in the main issues: Suez Environment, APRR (Autoroute France) and France Telecom. In Latin America, we played a leading role in the Petrobras bond ($6,000 million), the largest issue in the history of Latin America, and in the perpetual bond for Energisa ($200 million).
Asset and capital structuring continued to increase its portfolio of clients in Europe and the Americas. In the asset segment, notable participation in the European transport sector where the Spanish Tax Operating Lease market reactivated, with three cargo ships for Arcelor Mittal. Of note in capital structuring was the sale of two solar energy plans in Calabria and Lazio to the German investor, KGAL, GmbH & Co KG.
Rates
This area, which restructured its businesses into three activities (fixed income sales, fixed income flow and FX), reflects in client revenues the weakness of the sovereign debt markets in the second quarter (-25% over the first quarter). In year-on-year terms, revenues were 15% lower in the first half, affected by comparison with a second quarter of 2010 that was a record one for revenues in Spain.
Fixed income sales (distribution of non-liquid interest rate and credit derivatives to institutional investors, large corporations and the retail segment via the Group’s networks), which slowed in Europe, showed sustained growth in corporate clients and mid-corp companies in Latin America.
Fixed income flow activity (distribution of corporate and government bonds and liquid interest rate, credit and inflation derivatives) was weaker in the first half than in the same period of 2010, because of the impact on the markets of the euro zone’s sovereign debt crisis.
Lastly, FX (trading activities and hedging of exchange rates and short-term money markets for the Group’s wholesale and retail clients) maintained sustained growth, backed by the UK and Latin America. Better performance of sales in Spain and of the books in Latin America.
Equities
Revenues from global equities (activities related to the equity markets) were 7% lower year-on-year, affected by significant operations in 2010 in three markets (Brazil, Mexico and the UK) which were not offset by rises in other markets.
The contribution of primary market operations, particularly Europe and Brazil, was higher, partly offsetting the weakness in secondary markets. Santander participated in the main origination operations in its core markets, both in Spain and Portugal as well as in Latin America. Of note was the largest ever placement of shares via block trades in Brazil for Grupo Brisa.
Lastly, customer demand for investment and hedging solutions via derivatives was weak in the first half, added to a lower contribution from management of the books. The fall in volumes in markets was the reason for lower investor interest in solutions with equities as the underlying asset.

JANUARY — JUNE FINANCIAL REPORT 2011	53

INFORMATION BY SECONDARY SEGMENTS
ASSET MANAGEMENT AND INSURANCE
•	Total revenues grew 18% and accounted for 10% of the operating areas’ total.
•	Mutual and pension funds: the better mix of products offset the slowdown in volumes.
•	Insurance: record six months in revenues for Latin America and recovery in Spain and in consumer business.
•	Strategic alliance with Zurich to boost the insurance offer in Latin America.
Attributable profit was 6.2% higher than in the first half of 2010 at EUR 243 million and accounted for 4% of the operating areas’ total.
Strategy
Santander Asset Management continued to develop a global conception of business based on the Group’s management capacities and the strength and market knowledge of local fund managers.
The push given to the multimanager team to manage funds of funds, as well as the creation of global teams to manage Latin American and European mandates, is enabling significant progress to be made in the global approach, always backed by the knowledge of local markets.
Santander Insurance also advanced in its global business model by launching units and businesses to respond to the needs of local networks and customers, while preserving a low risk profile model and one very efficient in its operations.
Santander signed a strategic accord in July with the insurer Zurich by which Zurich acquires 51% of the holding company which will group the Santander’s insurers in Argentina, Brazil, Chile, Mexico and Uruguay, as well as a product distribution agreement in these countries. The execution of this operation is subject to the approval of the regulatory authorisations.
This agreement, which is scheduled to be completed this year, will boost bancassurance business in Latin America’s five core markets.
Results
Gross income increased 13.8% year-on-year, spurred by revenues from insurance and also the recovery in fee income from mutual funds following falls in previous quarters. The 11.9% growth in costs reflects the push given to key strategic projects for business development. Net operating income increased 14.5% and attributable profit 6.2% because of the area’s higher average tax charge.
A broader view of the area’s total contribution to the Group includes total revenues from funds and insurance without deducting the distribution fees recorded by Santander’s commercial networks. They amounted to EUR 2,303 million in the first half, 17.9% more than in the same period of 2010 and 10% of the operating areas’ total revenues. The total contribution (profit before tax plus fees paid to the networks) was EUR 2,114 million, 18.7% more than in the first half of 2010.
Asset management
The global area of Santander Asset Management posted an attributable profit of EUR 40 million, 6.1% less than the first half of 2010. Basic revenues picked up a little but there were also higher costs from investments.
The total revenues from mutual and pension funds, before distribution to the networks, amounted to EUR 637 million (+1.3% y-o-y) and their total contribution was EUR 545 million (+0.3%).
Volumes varied. They were weak in developed countries because of the strong preference for deposits and liquidity such as in Spain and Portugal. They were stronger in Latin America and the UK. Total managed assets stood at EUR 123,000 million, (-1% over June 2010) after the incorporation of BZ WBK with EUR 2,400 million.
The main developments by units and countries were as follows:
•
In traditional management of assets, mutual fund business, good performance of Latin America, especially Brazil and Mexico, and the UK. The total volume of funds, investment companies and pension plans was 1% lower year-on-year at EUR 118,600 million, and was concentrated in four large markets (Brazil, Spain, the UK and Mexico which accounted for 89% of the assets).

Brazil consolidated itself as the Group’s main market after faster growth in recent months: +15% year-on-year in local currency to EUR 45,000 million. There is a greater focus on the retail segment, the most attractive.

54	JANUARY — JUNE FINANCIAL REPORT 2011

INFORMATION BY SECONDARY SEGMENTS

The UK is the other large market in expansion. Its retail balances at the end of June amounted to EUR 14,500 million (+21% in sterling), strongly backed by growth in the multimanager funds of funds. The multimanager team in the UK was awarded Best Manager of the Year by Investment Week in the category of funds of funds.

In Spain, the continued preference of commercial and savings banks for on-balance sheet liquidity with attractive offers for savers led to more net reimbursements. In this environment, Santander Asset Management successfully focused on mixed and guaranteed funds. Of note were the EUR 894 million captured by the range of Select funds in a first half of net reimbursements in the sector. All of this helped to keep the Group as the leader (16.9% market share, according to Inverco).

This focus, together with the evolution of markets, left the volume of assets under traditional management in Spain, including pension plans, at EUR 35,000 million, 19% less than in the first half of 2010.

Mexico benefited from the launch of new mixed and guaranteed funds and increased its volume to around EUR 11,000 million (+8% y-o-y in pesos) and improved the mix of products.

In the rest of markets, Chile’s volume dropped 12% in pesos because of the push in deposits. In Portugal, tensions in wholesale markets triggered a large shift of mutual funds (-16% y-o-y) into deposits, with pension funds stable. Stronger growth in Argentina (+35% in pesos), in a high inflation environment.

•
In real estate fund management, Grupo Santander decided, for solely commercial reasons, to provide funds to Santander Banif Inmobiliario, by subscribing to new units and granting a two-year liquidity guarantee in order to meet any outstanding redemption claims. This measure ended the suspension of reimbursements and this fund is operating normally.

•
In alternative management, we continued to restructure funds and the structures of Optimal Investment Services, in line with the market’s current scant demand for this type of product and with the forced reduction in its managed assets.

•	In venture capital funds (a product aimed at institutional clients that invest very long term in unlisted companies) assets remained stable at around EUR 300 million.
Insurance
The global area of Santander Insurance posted an attributable profit in the first half of EUR 203 million, 9.0% more than in the same period of 2010. Higher revenues from the basic activities offset the bigger investment effort.
Insurance business generated for the Group total revenues (including fee income paid to the commercial networks) of EUR 1,666 million (+25.8% y-o-y). The total contribution to profits (income before taxes of insurers and brokers plus fee income received by the networks) increased 26.7% to EUR 1,569 million.
The total volume of premium income increased 38% year-on-year due to the good evolution of insurance related product of the asset side (+25%), which joined the recovery in savings insurance whose premium income rose 49% after falls in 2010.
Continental Europe‘s contribution increased 8% year-on-year, backed by the solid performance of Santander Consumer Finance and the recovery in Spain. Excluding consumer business, Spain increased its contribution by 7% due to basically the relaunch of savings-investment products. Portugal’s contribution declined 19% year-on-year because of the fall in savings-investment business in the face of stronger pressure from deposits. Poland’s (BZ WBK) contribution in its first quarter was EUR 5 million.
Santander Consumer Finance maintained its pace of selling insurance (+12% rise y-o-y in its contribution). The faster pace of growth in the German market and the contribution of new institutions offset the fall in peripheral markets.
The UK’s total contribution was 1% less in sterling. The greater demand for mutual funds reduced the placement of savings-insurance.
Latin America increased its total contribution in the first half by 47% year-on-year, excluding the exchange rate impact. This clearly reflected the region’s high potential. The greater efficiency in selling via the banking networks and other channels, together with the development of simple products independent of loans, pushed up the region’s activity and results.
Of note was Brazil, which contributed more than two-thirds of the region’s total (+51% y-o-y in reales). Mexico and Chile also grew strongly in local currency (+50% and +38%, respectively).
Sovereign, which is installing its insurance model, continued to increase its total contribution (+19% in dollars), mainly due to commissions from distribution of savings-insurance.
ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT
Million euros

	Gross		Net operating		Attributable
	income		income		profit to the Group
	H1’11	Var (%)	H1’11	Var (%)	H1’11	Var (%)

Mutual funds	141	7.3	59	2.3	35	(4.1)
Pension funds	11	(11.2)	6	(20.5)	4	(20.0)
Insurance	439	16.8	352	17.8	203	9.0

Total Asset Management and Insurance	590	13.8	418	14.5	243	6.2

JANUARY — JUNE FINANCIAL REPORT 2011	55

CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
Death of Mr. Luis Ángel Rojo, a director of Banco Santander Mr. Luis Ángel Rojo, an independent and non-executive director since 2005, died on May 24, 2011.
Mr. Rojo was the governor of the Bank of Spain between 1992 and 2000, during which period the central bank played a key role in Spain’s entry into the European Monetary Union, introduced the system of anti cyclical provisions which strengthened the Spanish financial system and supervised the merger of commercial banks.
He was professor of Economic Theory at the Complutense University and head of the Bank of Spain’s Research Department (1981-87), in which positions he fostered the more modern and international training of generations of economists.
Appointment of Mr. Vittorio Corbo Lioi
Banco Santander announced on 22 July that its Board of Directors, at the proposal of the appointments and remuneration committee, agreed to appoint by co-option Mr. Vittorio Cobo Lioi as a non-executive director.
Mr. Corbo is one of Chile’s main economists. Between 2003 and 2007 he was president of the Central Bank of Chile. At present, he is senior associated researcher at the Centro de Estudios Públicos in Chile, professor at the Universidad Católica of Chile, advisor to the World Bank and to the Inter-American Development Bank, Member of the Advisory Board of the World Bank’s Chief Economist and a member of the Advisory Board of the Stanford Centre for International Development, among other positions. Mr. Corbo is a director of Banco Santander Chile.
Ordinary general meeting of shareholders, 2011
On June 17, 2011, on second call, Banco Santander held its ordinary general meeting of shareholders. The calling of the meeting was published on May 10, 37 days before it was held. As of that date, shareholders were able to consult on the Group’s website the proposed agreements and the professional profiles of the directors up for re-election.
Among other agreements, the meeting approved the re-election of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Rodrigo Echenique Gordillo, Lord Burns and Assicurazioni Generali S.p.A.
The meeting also approved some changes to the corporate By-laws and to the regulations of shareholders’ meetings, in order to reflect the latest legislative changes regarding company law and improve and fine tune Banco Santander’s corporate governance regime. The entry into force of the changes to the By-laws is subject to administrative authorisation in accordance with Royal Decree 1245/1995 of July 14, 1995 on the creation of banks, cross-border activity and other issues related to the legal regime of credit institutions.
The meeting was attended by 274,517 shareholders (present and represented) and accounting for 4,533,243,123 shares (quorum of 53.710% of the Bank’s capital).
In accordance with the Company Capital Act, the Bank put into effect, for the first time, the electronic forum for shareholders in order to facilitate communication between shareholders up to the time of the meeting.
Remuneration policy
As a separate point on the agenda and of a consultative nature, the board, for the second time, presented to the 2011 meeting the report on the remuneration policy for directors, which was approved by 95.1% of votes.
The main new development was the launch of the first phase of the deferred and conditional variable remuneration plan which the board, at the request of the appointments and remuneration committee, agreed to submit to the meeting in response to the changes emanating from EU directive 2010/76/UE of November 24. This directive changes the regime of subjection to supervision of the remuneration policies, and the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors (CEBS), which introduce a more demanding scenario than that resulting from the standards regarding remuneration for directors issued by the Financial Stability Board in 2009.
The aim of this new plan is to defer part of the variable remuneration or bond for beneficiaries for three years, which will be paid in cash or in Santander shares. The number of people benefiting from this plan is around 250 and in the first phase they will be distributed into three groups: executive directors, heads of division and other Group executives of a similar profile, and other executives subject to supervision.
As part of the transparency measures for directors’ remuneration, the shareholders’ meeting in June raised to the rank of By-law annual approval by the board of the report on the remuneration policy for directors, stating that it must include full, clear and comprehensible information on (i) the global summary on applying the policy in the previous year, including details on the individual remuneration of each of the directors; (ii) the policy approved by the board for the year underway and (iii) the policy for future years, if available.
This reform gives continuity to the practice implemented by the Bank two years ago of making the report on directors’ remuneration policy available to shareholders on occasion of the calling of the ordinary general meeting and submitting it to a vote on a non-binding basis and as a separate point on the agenda.
Reduction in the mandate of directors
The By-law change approved by the shareholders’ meeting on June 17, 2011 reduced the mandate of directors from five to three years, in order to enhance the Bank’s corporate governance regime.
This measure was proposed by the board within its powers of self-regulation as Spanish legislation allows mandates of up to six years between each re-election.

56	JANUARY — JUNE FINANCIAL REPORT 2011

SIGNIFICANT EVENTS IN THE QUARTER AND CORPORATE SOCIAL RESPONSIBILITY
SIGNIFICANT EVENTS IN THE QUARTER AND SUBSEQUENT ONES
Dividends
On May 1, the fourth gross dividend for 2010 of EUR 0.228766 per share was paid, bringing the total nominal dividend for that year to EUR 0.60 per share. The total remuneration paid to shareholders was EUR 4,999 million, 1.6% more than the EUR 4,919 million paid and charged to 2009’s earnings.
The shareholders’ meeting in June gave its approval, following the wide acceptance in 2010 and 2009 of the Santander Dividendo
Elección programme (scrip dividend), to continuing this option in November for the second interim dividend payment in cash or new shares. And depending on the level of demand and market conditions, this option could also be offered for the third interim dividend in February 2012. The first and fourth dividends will be in cash.
The first interim dividend of EUR 0.135234 charged to 2011’s earnings will be paid on August 1, the same amount as that charged to 2010’s profits.
CORPORATE SOCIAL RESPONSIBILITY
Grupo Santander continued in the first half of 2011 to develop new initiatives within its commitment to corporate social responsibility. The main ones were:
Sustainability Report
Banco Santander published in May the 2010 Sustainability Report which sets out its main corporate social responsibility (CSR) commitments to its stakeholders: shareholders, employees, customers, suppliers, society and the environment,
In 2010, the Bank invested EUR 148 million in CSR projects, of which EUR 100 million went to higher education as it believes this is the best way to support social and economic progress.
In order to disseminate and make people aware of its main initiatives in the sphere of sustainability, Santander launched an advertising campaign in Spain (Internet, written media and radio).
Santander Universities
As part of its cooperation with universities to foster internationalisation, innovation, research and transfer of knowledge, the Bank renewed its support for the Chairs of Excellence at the Carlos III university in Madrid. These Chairs were created in 2007 to promote research excellence by inviting internationally known scientists to the Carlos III university so that they could work with its departments, institutes and research groups.
Banco Santander also signed two new cooperation agreements with Yale and Columbia universities, two of the most prestigious ones in the US. Both agreements aim to foster academic excellence, leadership, student and teacher mobility, research and the entrepreneurial spirit.
The third Edition of the TOP China International travel programmes enabled 100 students and teachers from 22 Brazilian universities to go to universities in Peking and Shanghai.
Universia, the largest network of Spanish and Portuguese speaking universities, held its XI General Meeting of Shareholders at the University of Zaragoza. It was attended by representatives from 79 Spanish universities and higher education institutions and chaired by Emilio Botín, the chairman of Universia and of Banco Santander. The 2011-2013 Master Plan was announced at the meeting, whose main aims are to facilitate the first job of students and foster innovation.
Social and cultural actions
Santander has local programmes to help the cultural, social and educational development of the communities in which it operates. In April, for the seventh year running, Alpine skiing courses were held in the Sierra Nevada (Granada, Spain) for the handicapped children of employees. This year two groups took part, each one for 12 children and their families.
In June, in order to strengthen pride in belonging to the Group and solidarity among professionals, Banco Santander held its second edition of the “Semana Santander eres tú” (Santander is you Week), with activities in all countries where it operates, in spheres such as social actions, sports, the environment, health, the family and training.
The environment
Banco Santander calculated the inputs consumed and the main emissions (water, energy, paper) in all its buildings in order to know the Group’s environmental footprints in 2010. All information was audited by Deloitte and included in the Sustainability Report. The calculation is the basis for establishing common improvement goals and reducing consumption in the medium and long term and sharing best practices between different countries and the Group’s units.
Santander again took part in the Carbon Disclosure project, the world standard for measuring and reporting information on climate change, an area where Santander, via the financing of renewable energy projects, is very active.
The magazine Bloomberg Markets chose Santander as the world’s greenest bank. Its ranking analyses 188 banks from 49 countries, each with a market value of more than $10,000 million. Santander received this recognition for its investment in clean energies and for its measures to reduce the environmental impact of its business.

JANUARY — JUNE FINANCIAL REPORT 2011	57

APPENDIX
APPENDIX
• Consolidated income statement
• Consolidated balance sheet

NOTE:
The financial information for the first half of 2011 and 2010 (attached in appendix) comes from the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

CONSOLIDATED INCOME STATEMENT
Thousand euros

	H1’11	H1’10

Interest and similar income	29,457,429	25,223,027
Interest expense and similar charges	(14,305,120)	(10,723,562)

INTEREST INCOME	15,152,309	14,499,465

Income from equity instruments	233,598	191,064
Share of results of entities accounted for using the equity method	10,433	7,971
Fee and commission income	6,373,078	5,663,545
Fee and commission expense	(1,049,623)	(854,651)
Gains/ Losses on financial assets and liabilities (net)	804,849	1,193,862
Exchange differences (net)	574,036	96,810
Other operating income	5,087,299	3,607,469
Other operating expenses	(5,048,701)	(3,532,005)

GROSS OPERATING INCOME	22,137,278	20,873,530

Administrative expenses	(8,693,831)	(7,882,237)
Personnel expenses	(5,071,275)	(4,499,910)
Other general expenses	(3,622,556)	(3,382,327)
Depreciation and amortisation	(1,037,379)	(928,414)
Provisions (net)	(1,609,927)	(752,369)
Impairment losses on financial assets (net)	(4,877,410)	(5,000,515)

PROFIT FROM OPERATIONS	5,918,731	6,309,995

Impairment losses on other assets (net)	(93,609)	(96,802)
Gains / (Losses) on disposal of assets not classified as non-current assets held for sale	13,195	167,580
Negative consolidation difference	—	—
Gains / (Losses) on non-current assets held for sale not classified as discontinued operations	(332,719)	(49,726)

PROFIT/ (LOSS) BEFORE TAX	5,505,598	6,331,047

Income tax	(1,523,913)	(1,414,547)

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	3,981,685	4,916,500

Profit from discontinued operations (net)	(6,157)	(13,030)

CONSOLIDATED PROFIT FOR THE PERIOD	3,975,528	4,903,470

Profit for the period attributable to the parent	3,500,860	4,445,349
Profit attributable to minority interests	474,668	458,121

EARNINGS PER SHARE
Basic earning per share (euros)	0.3951	0.5126

Diluted earning per share (euros)	0.3922	0.5095

NOTE:
The financial information in this report was approved by the Bank’s Board of Directors at its meeting on July 21, 2011, following a favourable report from the Audit and Compliance Committee on July 20, 2011. In its review, the Audit and Compliance Committee ensured that the first half information had been drawn up in accordance with the same principles and practices as the annual financial statements. In addition, the auditing firm issued the corresponding report on the Group’s summarised statements consolidated at June 30, 2010 in the context of what is set out in Royal Decree 1362/2007.

58	JANUARY — JUNE FINANCIAL REPORT 2011

APPENDIX
CONSOLIDATED BALANCE SHEET
Thousand euros

	30.06.11	31.12.10	30.06.10

ASSETS
Cash and balances with central banks	90,002,981	77,785,278	61,056,113

Financial assets held for trading	164,300,796	156,761,730	162,540,098

Other financial assets at fair value through profit or loss	30,986,214	39,480,171	34,028,715

Available-for-sale financial assets	90,475,905	86,234,826	85,907,634

Loans and receivables	764,588,404	768,858,435	787,512,179

Held-to-maturity investments	—	—	—

Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,089,343	1,464,203	1,995,690

Hedging derivatives	6,049,092	8,227,013	9,307,455

Non-current asets held for sale	6,795,568	6,285,020	5,716,062

Investments	293,207	272,915	200,060
Associates	293,207	272,915	200,060
Jointly controlled entities	—	—	—

Insurance contracts linked to pensions	2,183,999	2,219,948	2,718,279

Reinsurance assets	786,740	546,392	488,773

Tangible assets	13,879,893	11,141,637	9,802,434
Property, plant and equipment	9,845,825	9,831,811	8,537,723
Investment property	4,034,068	1,309,826	1,264,711

Intangible assets	30,212,531	28,064,379	28,379,809
Goodwill	26,526,540	24,622,345	25,344,756
Other intangible assets	3,685,991	3,442,034	3,035,053

Tax assets	22,451,523	22,572,333	22,823,464
Current	5,491,691	5,483,665	4,941,312
Deferred	16,959,832	17,088,668	17,882,152

Other assets	7,811,500	7,586,403	7,547,737

TOTAL ASSETS	1,231,907,696	1,217,500,683	1,220,024,502

LIALIBITIES AND EQUITY
Financial liabilities held for trading	131,909,453	136,771,837	139,090,592

Other financial liabilities at fair value through profit or loss	72,638,422	51,019,749	37,922,377

Financial liabilities at amortised cost	898,769,450	898,968,685	911,635,669

Changes in the fair value of hedged items in portfolio hedges of interest rate risk	513,481	810,376	1,200,876

Hedging derivatives	4,827,667	6,633,628	8,662,092

Liabilities associated with non-current assets held for sale	39,025	54,584	98,638

Liabilities under insurance contracts	10,774,786	10,449,274	10,002,138

Provisions	16,039,677	15,659,853	16,942,012

Tax liabilities	9,137,782	8,618,390	8,298,244
Current	5,431,042	4,306,246	4,075,743
Deferred	3,706,740	4,312,144	4,222,501

Other liabilities	7,595,152	7,599,849	7,753,711

TOTAL LIABILITIES	1,152,244,895	1,136,586,225	1,141,606,349

Shareholders’ equity	77,696,767	77,333,542	73,034,266
Capital or endowment fund	4,220,137	4,164,561	4,114,413
Share premium	29,446,037	29,457,152	29,305,257
Reserves	33,009,973	28,307,196	29,173,565
Other equity instruments	8,820,853	8,686,000	7,264,841
Less: Treasury shares	(159,681)	(192,288)	(156,342)
Profit for the year attributable to the Parent	3,500,860	8,180,909	4,445,349
Less: Dividends and remuneration	(1,141,412)	(1,269,988)	(1,112,817)

Valuation adjustments	(4,164,682)	(2,315,203)	(749,236)
Available-for-sale financial assets	(1,300,047)	(1,248,853)	(601,693)
Cash flow hedges	(111,536)	(171,762)	(598,573)
Hedges of net investments in foreign operations	(997,399)	(1,955,824)	(2,928,052)
Exchange differences	(1,755,731)	1,061,407	3,378,060
Non-current assets held for sale	—	—	—
Entities accounted for using the equity method	31	(171)	—
Rest valuation adjustments	—	—	1,022

Total equity attributable to the parent	73,532,086	75,018,339	72,285,030

Minority interests	6,130,716	5,896,119	6,133,123
Valuation adjustments	647,083	838,415	681,539
Other equity instruments	5,483,633	5,057,704	5,451,584

TOTAL EQUITY	79,662,802	80,914,458	78,418,153

TOTAL LIABILITIES AND EQUITY	1,231,907,695	1,217,500,683	1,220,024,502

Memorandum items
Contingent liabilities	55,393,220	59,795,253	62,132,453
Contingent commitments	203,120,351	203,709,393	195,221,676

JANUARY — JUNE FINANCIAL REPORT 2011	59

Investor Relations
Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com
Legal Head Office:
Paseo Pereda. 9-12. Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Key consolidated data

			Variation
	H1 ’11	H1 ’10	Amount	%	2010

Balance sheet (million euros)
Total assets	1,231,908	1,220,024	11,883	1.0	1,217,501
Net customer loans	723,969	727,882	(3,913)	(0.5)	724,154
Customer deposits	624,414	595,300	29,114	4.9	616,376
Customer funds under management	995,741	993,774	1,967	0.2	985,269
Shareholders’ equity	77,697	73,034	4,663	6.4	75,273
Total managed funds	1,374,028	1,365,893	8,134	0.6	1,362,289

Income statement (million euros)
Net interest income	15,152	14,499	653	4.5	29,224
Gross income	22,137	20,874	1,264	6.1	42,049
Net operating income	12,406	12,063	343	2.8	23,853
Profit from continuing operations	4,602	4,917	(315)	(6.4)	9,129
Attributable profit to the Group	3,501	4,445	(944)	(21.2)	8,181

EPS, profitability and efficiency (%)
EPS (euro)	0.3951	0.5126	(0.1175)	(22.9)	0.9418
Diluted EPS (euro)	0.3922	0.5095	(0.1173)	(23.0)	0.9356
ROE	9.39	12.91			11.80
ROA	0.65	0.85			0.76
RoRWA	1.36	1.70			1.55
Efficiency ratio (with amortisations)	44.0	42.2			43.3

BIS II ratios and NPL ratios (%)
Core capital	9.20	8.61			8.80
Tier I	10.43	10.06			10.02
BIS ratio	13.10	13.48			13.11
NPL ratio	3.78	3.37			3.55
NPL coverage	69	73			73

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,440	8,229	211	2.6	8,329
Share price (euros)	7.963	8.740	(0.777)	(8.9)	7.928
Market capitalisation (million euros)	67,210	71,920	(4,710)	(6.5)	66,033
Book value (euro)	8.73	8.40			8.58
Price / Book value (X)	0.91	1.04			0.92
P/E ratio (X)	10.08	8.52			8.42

Other data
Number of shareholders	3,223,047	3,164,143	58,904	1.9	3,202,324
Number of employees	190,604	170,264	20,340	11.9	178,869
Continental Europe	64,101	50,461	13,640	27.0	54,518
o/w: Spain	33,345	33,387	(42)	(0.1)	33,694
United Kingdom	25,574	22,843	2,731	12.0	23,649
Latin America	89,860	86,734	3,126	3.6	89,526
Sovereign	8,781	8,386	395	4.7	8,647
Corporate Activities	2,288	1,840	448	24.3	2,529
Number of branches	14,679	13,671	1,008	7.4	14,082
Continental Europe	6,643	5,864	779	13.3	6,063
o/w: Spain	4,785	4,857	(72)	(1.5)	4,848
United Kingdom	1,405	1,328	77	5.8	1,416
Latin America	5,908	5,757	151	2.6	5,882
Sovereign	723	722	1	0.1	721

Information on recurring profit (before the impact from the establishing an extraordinary provision)
Attributable profit to the Group	4,121	4,445	(324)	(7.3)	8,181
EPS (euro)	0.4651	0.5126	(0.0476)	(9.3)	0.9418
Diluted EPS (euro)	0.4617	0.5095	(0.0478)	(9.4)	0.9356
ROE	11.05	12.91			11.80
ROA	0.76	0.85			0.76
RoRWA	1.57	1.70			1.55
Efficiency ratio (with amortisations)	8.56	8.52			8.42

Note:	The financial information in this report was approved by the Board of Directors at its meeting on July, 21 2011, following a favourable report from the Audit and Compliance Committee on July, 20 2011.

Income statement
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%

Net interest income	15,152	14,499	653	4.5

Dividends	234	191	43	22.3
Income from equity-accounted method	10	8	2	30.9
Net fees	5,323	4,809	515	10.7
Gains (losses) on financial transactions	1,379	1,291	88	6.8
Other operating income/expenses	39	75	(37)	(48.9)

Gross income	22,137	20,874	1,264	6.1

Operating expenses	(9,731)	(8,811)	(921)	10.4
General administrative expenses	(8,694)	(7,882)	(812)	10.3
Personnel	(5,071)	(4,500)	(571)	12.7
Other general administrative expenses	(3,623)	(3,382)	(240)	7.1
Depreciation and amortisation	(1,037)	(928)	(109)	11.7

Net operating income	12,406	12,063	343	2.8

Net loan-loss provisions	(4,871)	(4,919)	48	(1.0)
Impairment losses on other assets	(100)	(120)	20	(16.8)
Other income	(1,088)	(693)	(395)	57.1

Profit before taxes*	6,347	6,331	16	0.3

Tax on profit	(1,746)	(1,415)	(331)	23.4

Profit from continuing operations*	4,602	4,917	(315)	(6.4)

Net profit from discontinued operations	(6)	(13)	7	(52.7)

Consolidated profit*	4,596	4,903	(308)	(6.3)

Minority interests	475	458	17	3.6

Attributable profit to the Group*	4,121	4,445	(324)	(7.3)

Extraordinary allowances	(620)	—	(620)	—

Attributable profit to the Group	3,501	4,445	(944)	(21.2)

EPS* (euros)	0.4651	0.5126	(0.0476)	(9.2790)

Diluted EPS* (euros)	0.4617	0.5095	(0.0478)	(9.3808)

Pro memoria:
Average total assets	1,215,161	1,158,412	56,749	4.9
Average shareholders’ equity	74,558	68,888	5,670	8.2

*	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

Quarterly
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11

Net interest income	7,122	7,378	7,396	7,329	7,514	7,638

Dividends	47	144	60	111	40	193
Income from equity-accounted method	3	5	5	4	5	5
Net fees	2,326	2,483	2,481	2,445	2,595	2,729
Gains (losses) on financial transactions	724	567	599	715	657	722
Other operating income/expenses	38	38	22	9	41	(2)

Gross income	10,260	10,614	10,563	10,613	10,852	11,285

Operating expenses	(4,263)	(4,548)	(4,687)	(4,698)	(4,824)	(4,908)
General administrative expenses	(3,812)	(4,070)	(4,206)	(4,168)	(4,314)	(4,380)
Personnel	(2,182)	(2,317)	(2,408)	(2,421)	(2,521)	(2,550)
Other general administrative expenses	(1,629)	(1,753)	(1,798)	(1,746)	(1,792)	(1,830)
Depreciation and amortisation	(451)	(478)	(481)	(531)	(510)	(528)

Net operating income	5,997	6,066	5,876	5,915	6,029	6,377

Net loan-loss provisions	(2,436)	(2,483)	(2,935)	(2,404)	(2,188)	(2,684)
Impairment losses on other assets	(57)	(63)	(41)	(310)	(48)	(52)
Other income	(331)	(362)	(364)	(16)	(550)	(538)

Profit before taxes*	3,173	3,158	2,535	3,186	3,243	3,104

Tax on profit	(734)	(680)	(634)	(874)	(888)	(857)

Profit from continuing operations*	2,439	2,477	1,901	2,311	2,355	2,247

Net profit from discontinued operations	(12)	(1)	(4)	(10)	(6)	(0)

Consolidated profit*	2,427	2,476	1,897	2,301	2,349	2,246

Minority interests	212	246	262	201	241	234

Attributable profit to the Group*	2,215	2,230	1,635	2,101	2,108	2,013

Extraordinary allowances	—	—	—	—	—	(620)

Attributable profit to the Group	2,215	2,230	1,635	2,101	2,108	1,393

EPS* (euros)	0.2553	0.2574	0.1884	0.2408	0.2382	0.2268

Diluted EPS* (euros)	0.2537	0.2558	0.1854	0.2406	0.2364	0.2253

*	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1 ’11	H1 ’10	30.06.11	31.12.10	30.06.10

US$	1.4022	1.3225	1.4453	1.3362	1.2271
Pound sterling	0.8679	0.8692	0.9026	0.8608	0.8175
Brazilian real	2.2872	2.3767	2.2601	2.2177	2.2082
New Mexican peso	16.6817	16.7457	16.9765	16.5475	15.7363
Chilean peso	667.0468	694.7436	677.4844	625.2748	668.0946
Argentine peso	5.6834	5.1200	5.9315	5.3074	4.8225
Polish zloty	3.9521	3.9991	3.9903	3.9750	4.1470

Net fees
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%

Fees from services	3,080	2,756	324	11.7
Mutual & pension funds	623	622	0	0.1
Securities and custody	338	405	(68)	(16.7)
Insurance	1,283	1,025	258	25.2

Net fee income	5,323	4,809	515	10.7

Operating expenses
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%

Personnel expenses	5,071	4,500	571	12.7
General expenses	3,623	3,382	240	7.1
Information technology	453	425	27	6.4
Communications	334	320	14	4.3
Advertising	317	299	18	6.2
Buildings and premises	811	759	51	6.8
Printed and office material	82	89	(7)	(8.2)
Taxes (other than profit tax)	196	181	16	8.8
Other expenses	1,430	1,310	121	9.2

Personnel and general expenses	8,694	7,882	812	10.3

Depreciation and amortisation	1,037	928	109	11.7

Total operating expenses	9,731	8,811	921	10.4

Net loan-loss provisions
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%

Non performing loans	5,706	5,454	252	4.6
Country-risk	4	(3)	7	—
Recovery of written-off assets	(838)	(532)	(306)	57.6

Total	4,871	4,919	(48)	(1.0)

Balance sheet
Million euros

			Variation
	30.06.11	30.06.10	Amount	%	31.12.10
Assets
Cash on hand and deposits at central banks	90,003	61,056	28,947	47.4	77,785
Trading portfolio	164,301	162,540	1,761	1.1	156,762
Debt securities	69,164	65,521	3,643	5.6	57,871
Customer loans	694	1,061	(367)	(34.6)	755
Equities	8,316	6,707	1,609	24.0	8,850
Trading derivatives	68,494	85,357	(16,862)	(19.8)	73,069
Deposits from credit institutions	17,633	3,895	13,738	352.8	16,216
Other financial assets at fair value	30,986	34,029	(3,043)	(8.9)	39,480
Customer loans	8,574	12,201	(3,627)	(29.7)	7,777
Other (deposits at credit institutions, debt securities and equities)	22,412	21,827	585	2.7	31,703
Available-for-sale financial assets	90,476	85,908	4,568	5.3	86,235
Debt securities	84,137	78,360	5,777	7.4	79,689
Equities	6,339	7,547	(1,208)	(16.0)	6,546
Loans	764,588	787,512	(22,924)	(2.9)	768,858
Deposits at credit institutions	42,593	61,514	(18,921)	(30.8)	44,808
Customer loans	714,701	714,619	82	0.0	715,621
Debt securities	7,294	11,378	(4,085)	(35.9)	8,429
Investments	293	200	93	46.6	273
Intangible assets and property and equipment	17,566	12,837	4,728	36.8	14,584
Goodwill	26,527	25,345	1,182	4.7	24,622
Other	47,168	50,597	(3,430)	(6.8)	48,901

Total assets	1,231,908	1,220,024	11,883	1.0	1,217,501

Liabilities and shareholders’ equity
Trading portfolio	131,909	139,091	(7,181)	(5.2)	136,772
Customer deposits	13,133	4,081	9,052	221.8	7,849
Marketable debt securities	2,214	512	1,702	332.2	365
Trading derivatives	68,663	82,940	(14,277)	(17.2)	75,279
Other	47,900	51,557	(3,657)	(7.1)	53,279
Other financial liabilities at fair value	72,638	37,922	34,716	91.5	51,020
Customer deposits	39,115	23,691	15,424	65.1	27,142
Marketable debt securities	8,954	6,767	2,187	32.3	4,278
Due to central banks and credit institutions	24,570	7,464	17,106	229.2	19,600
Financial liabilities at amortized cost	898,769	911,636	(12,866)	(1.4)	898,969
Due to central banks and credit institutions	87,681	80,124	7,557	9.4	79,537
Customer deposits	572,166	567,527	4,639	0.8	581,385
Marketable debt securities	191,314	205,144	(13,830)	(6.7)	188,229
Subordinated debt	25,841	35,497	(9,656)	(27.2)	30,475
Other financial liabilities	21,767	23,343	(1,576)	(6.8)	19,343
Insurance liabilities	10,775	10,002	773	7.7	10,449
Provisions	16,040	16,942	(902)	(5.3)	15,660
Other liability accounts	22,113	26,014	(3,900)	(15.0)	23,717

Total liabilities	1,152,245	1,141,606	10,639	0.9	1,136,586

Shareholders’ equity	77,697	73,034	4,663	6.4	77,334
Capital stock	4,220	4,114	106	2.6	4,165
Reserves	71,117	65,587	5,530	8.4	66,258
Attributable profit to the Group	3,501	4,445	(944)	(21.2)	8,181
Less: dividends	(1,141)	(1,113)	(29)	2.6	(1,270)
Equity adjustments by valuation	(4,165)	(749)	(3,415)	455.9	(2,315)
Minority interests	6,131	6,133	(2)	(0.0)	5,896

Total equity	79,663	78,418	1,245	1.6	80,914

Total liabilities and equity	1,231,908	1,220,024	11,883	1.0	1,217,501

Balance sheet
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Assets
Cash on hand and deposits at central banks	48,394	61,056	69,183	77,785	86,006	90,003
Trading portfolio	146,999	162,540	180,566	156,762	148,138	164,301
Debt securities	58,256	65,521	58,085	57,871	55,426	69,164
Customer loans	1,946	1,061	612	755	2,080	694
Equities	8,761	6,707	7,746	8,850	8,146	8,316
Trading derivatives	71,637	85,357	93,855	73,069	62,509	68,494
Deposits from credit institutions	6,399	3,895	20,267	16,216	19,976	17,633
Other financial assets at fair value	34,311	34,029	41,611	39,480	41,907	30,986
Customer loans	8,369	12,201	9,446	7,777	6,892	8,574
Other (deposits at credit institutions, debt securities and equities)	25,942	21,827	32,166	31,703	35,014	22,412
Available-for-sale financial assets	87,587	85,908	83,191	86,235	85,125	90,476
Debt securities	80,189	78,360	76,477	79,689	78,741	84,137
Equities	7,398	7,547	6,714	6,546	6,384	6,339
Loans	742,569	787,512	773,021	768,858	760,084	764,588
Deposits at credit institutions	55,809	61,514	58,045	44,808	47,414	42,593
Customer loans	672,834	714,619	705,584	715,621	704,898	714,701
Debt securities	13,926	11,378	9,392	8,429	7,772	7,294
Investments	167	200	283	273	275	293
Intangible assets and property and equipment	12,000	12,837	12,969	14,584	17,041	17,566
Goodwill	23,602	25,345	23,928	24,622	23,856	26,527
Other	46,732	50,597	50,959	48,901	46,132	47,168

Total assets	1,142,360	1,220,024	1,235,712	1,217,501	1,208,563	1,231,908

Liabilities and shareholders’ equity
Trading portfolio	117,807	139,091	157,895	136,772	130,191	131,909
Customer deposits	4,116	4,081	5,567	7,849	7,838	13,133
Marketable debt securities	460	512	380	365	1,207	2,214
Trading derivatives	68,427	82,940	94,292	75,279	63,746	68,663
Other	44,804	51,557	57,656	53,279	57,400	47,900
Other financial liabilities at fair value	43,244	37,922	48,942	51,020	52,786	72,638
Customer deposits	17,316	23,691	29,074	27,142	30,836	39,115
Marketable debt securities	6,246	6,767	7,918	4,278	5,203	8,954
Deposits at credit institutions	19,682	7,464	11,951	19,600	16,747	24,570
Financial liabilities at amortized cost	850,157	911,636	902,505	898,969	898,476	898,769
Due to central banks and credit institutions	73,841	80,124	82,468	79,537	80,790	87,681
Customer deposits	515,596	567,527	566,653	581,385	582,100	572,166
Marketable debt securities	204,019	205,144	200,138	188,229	187,861	191,314
Subordinated debt	34,740	35,497	32,287	30,475	26,431	25,841
Other financial liabilities	21,961	23,343	20,959	19,343	21,293	21,767
Insurance liabilities	13,905	10,002	6,527	10,449	10,453	10,775
Provisions	17,906	16,942	16,756	15,660	15,142	16,040
Other liability accounts	23,709	26,014	26,827	23,717	21,762	22,113

Total liabilities	1,066,728	1,141,606	1,159,453	1,136,586	1,128,810	1,152,245

Shareholders’ equity	71,977	73,034	73,753	77,334	77,590	77,697
Capital stock	4,114	4,114	4,114	4,165	4,220	4,220
Reserves	69,769	65,587	64,672	66,258	74,592	71,117
Attributable profit to the Group	2,215	4,445	6,080	8,181	2,108	3,501
Less: dividends	(4,122)	(1,113)	(1,113)	(1,270)	(3,330)	(1,141)
Equity adjustments by valuation	(1,992)	(749)	(2,866)	(2,315)	(3,813)	(4,165)
Minority interests	5,647	6,133	5,372	5,896	5,976	6,131

Total equity	75,632	78,418	76,259	80,914	79,753	79,663

Total liabilities and equity	1,142,360	1,220,024	1,235,712	1,217,501	1,208,563	1,231,908

Customer loans
Million euros

			Variation
	30.06.11	30.06.10	Amount	%	31.12.10

Public sector	12,565	11,863	702	5.9	12,137
Other residents	208,493	224,195	(15,702)	(7.0)	217,497
Commercial bills	8,944	10,193	(1,249)	(12.3)	11,146
Secured loans	122,884	129,348	(6,464)	(5.0)	127,472
Other loans	76,665	84,654	(7,989)	(9.4)	78,879
Non-resident sector	522,815	510,688	12,127	2.4	514,217
Secured loans	315,370	319,425	(4,055)	(1.3)	311,048
Other loans	207,445	191,263	16,182	8.5	203,168

Gross customer loans	743,874	746,746	(2,873)	(0.4)	743,851

Loan-loss allowances	19,904	18,864	1,040	5.5	19,697

Net customer loans	723,969	727,882	(3,913)	(0.5)	724,154

Pro memoria: Doubtful loans	29,597	26,745	2,852	10.7	27,908
Public sector	85	42	43	104.1	42
Other residents	12,946	10,833	2,113	19.5	12,106
Non-resident sector	16,566	15,871	695	4.4	15,759

Customer loans
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11

Public sector	10,372	11,863	12,054	12,137	12,340	12,565
Other residents	220,327	224,195	217,421	217,497	210,430	208,493
Commercial bills	9,918	10,193	10,203	11,146	9,320	8,944
Secured loans	127,747	129,348	128,360	127,472	124,610	122,884
Other loans	82,663	84,654	78,858	78,879	76,500	76,665
Non-resident sector	470,620	510,688	505,753	514,217	510,246	522,815
Secured loans	292,133	319,425	307,683	311,048	309,769	315,370
Other loans	178,487	191,263	198,070	203,168	200,476	207,445

Gross customer loans	701,319	746,746	735,227	743,851	733,016	743,874

Loan-loss allowances	18,170	18,864	19,586	19,697	19,145	19,904

Net customer loans	683,149	727,882	715,642	724,154	713,871	723,969

Pro memoria: Doubtful loans	25,059	26,745	26,659	27,908	27,871	29,597
Public sector	21	42	33	42	44	85
Other residents	10,367	10,833	11,232	12,106	12,539	12,946
Non-resident sector	14,671	15,871	15,394	15,759	15,287	16,566

Credit risk management *
Million euros

			Variation
	30.06.11	30.06.10	Amount		%	31.12.10

Non-performing loans	30,186	27,325	2,861		10.5	28,522
NPL ratio (%)	3.78	3.37	0.41	p.		3.55
Loan-loss allowances	20,800	19,911	889		4.5	20,748
Specific	15,512	13,232	2,280		17.2	14,901
Generic	5,288	6,679	(1,391)		(20.8)	5,846
NPL coverage (%)	69	73	(4	p.)		73
Credit cost (%) **	1.48	1.60	(0.12	p.)		1.56

Ordinary non-performing and doubtful loans ***	18,191	16,256	1,935		11.9	18,061
NPL ratio (%) ***	2.31	2.03	0.28	p.		2.28
NPL coverage (%) ***	114	122	(8	p.)		115

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11

Non-performing loans	25,512	27,325	27,195	28,522	28,494	30,186
NPL ratio (%)	3.34	3.37	3.42	3.55	3.61	3.78
Loan-loss allowances	18,898	19,911	20,490	20,748	20,124	20,800
Specific	12,219	13,232	14,008	14,901	14,992	15,512
Generic	6,679	6,679	6,482	5,846	5,132	5,288
NPL coverage (%)	74	73	75	73	71	69
Credit cost (%) **	1.58	1.60	1.65	1.56	1.51	1.48

*	Excluding country-risk

**	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11

Balance at beginning of period	24,554	25,512	27,325	27,195	28,522	28,494
Net additions	3,423	3,389	2,895	3,771	3,112	4,015
Increase in scope of consolidation	—	—	254	3	186	739
Exchange differences	420	1,307	(1,060)	480	(558)	(31)
Write-offs	(2,885)	(2,884)	(2,219)	(2,926)	(2,767)	(3,031)

Balance at period-end	25,512	27,325	27,195	28,522	28,494	30,186

Customer funds under management
Million euros

			Variation
	30.06.11	30.06.10	Amount	%	31.12.10

Public sector	6,558	10,988	(4,430)	(40.3)	9,655
Other residents	159,076	158,277	798	0.5	161,096
Demand deposits	69,482	67,025	2,457	3.7	67,077
Time deposits	68,378	77,141	(8,763)	(11.4)	81,145
REPOs	21,216	14,111	7,105	50.3	12,873
Non-resident sector	458,780	426,034	32,746	7.7	445,625
Demand deposits	215,828	216,787	(959)	(0.4)	210,490
Time deposits	200,843	173,737	27,106	15.6	197,590
REPOs	33,085	27,734	5,351	19.3	30,623
Public Sector	9,024	7,776	1,248	16.0	6,922

Customer deposits	624,414	595,300	29,114	4.9	616,376

Debt securities	202,482	212,424	(9,942)	(4.7)	192,872
Subordinated debt	25,841	35,497	(9,656)	(27.2)	30,475

On-balance-sheet customer funds	852,737	843,220	9,516	1.1	839,723

Mutual funds	112,371	113,668	(1,296)	(1.1)	113,510
Pension funds	10,744	10,662	82	0.8	10,965
Managed portfolios	19,005	21,539	(2,534)	(11.8)	20,314
Savings-insurance policies	884	4,685	(3,800)	(81.1)	758

Other customer funds under management	143,004	150,554	(7,549)	(5.0)	145,547

Customer funds under management	995,741	993,774	1,967	0.2	985,269

Mutual funds
Million euros

			Variation
	30.06.11	30.06.10	Amount	%	31.12.10

Spain	30,209	38,395	(8,186)	(21.3)	34,310
Portugal	2,755	3,524	(769)	(21.8)	3,209
Poland	2,443		2,443
United Kingdom	14,532	13,203	1,329	10.1	14,369
Latin America	62,433	58,546	3,886	6.6	61,621

Total	112,371	113,668	(1,296)	(1.1)	113,510

Pension funds
Million euros

			Variation
	30.06.11	30.06.10	Amount	%	31.12.10

Spain	9,477	9,425	52	0.6	9,650
Portugal	1,266	1,237	30	2.4	1,315

Total	10,744	10,662	82	0.8	10,965

Customer funds under management
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11

Public sector	16,438	10,988	11,935	9,655	8,640	6,558
Other residents	130,262	158,277	157,895	161,096	163,246	159,076
Demand deposits	62,678	67,025	66,505	67,077	71,018	69,482
Time deposits	53,398	77,141	81,300	81,145	78,500	68,378
REPOs	14,185	14,111	10,090	12,873	13,729	21,216
Non-resident sector	390,329	426,034	431,463	445,625	448,888	458,780
Demand deposits	202,484	216,787	206,923	210,490	211,861	215,828
Time deposits	162,273	173,737	190,920	197,590	197,313	200,843
REPOs	21,738	27,734	27,303	30,623	31,401	33,085
Public Sector	3,833	7,776	6,317	6,922	8,312	9,024

Customer deposits	537,028	595,300	601,293	616,376	620,774	624,414

Debt securities	210,725	212,424	208,435	192,872	194,271	202,482
Subordinated debt	34,740	35,497	32,287	30,475	26,431	25,841

On-balance-sheet customer funds	782,493	843,220	842,016	839,723	841,476	852,737

Mutual funds	110,797	113,668	107,833	113,510	112,817	112,371
Pension funds	11,215	10,662	10,865	10,965	10,916	10,744
Managed portfolios	19,693	21,539	20,726	20,314	18,626	19,005
Savings-insurance policies	7,501	4,685	2,755	758	833	884

Other customer funds under management	149,206	150,554	142,179	145,547	143,192	143,004

Customer funds under management	931,699	993,774	984,195	985,269	984,668	995,741

Mutual funds
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11

Spain	40,271	38,395	38,257	34,310	31,974	30,209
Portugal	4,158	3,524	3,496	3,209	3,051	2,755
Poland						2,443
United Kingdom	11,923	13,203	13,704	14,369	14,204	14,532
Latin America	54,446	58,546	52,377	61,621	63,588	62,433

Total	110,797	113,668	107,833	113,510	112,817	112,371

Pension funds
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11

Spain	9,826	9,425	9,551	9,650	9,602	9,477
Portugal	1,389	1,237	1,314	1,315	1,314	1,266

Total	11,215	10,662	10,865	10,965	10,916	10,744

Shareholders’ equity and minority interests
Million euros

			Variation
	30.06.11	30.06.10	Amount	%	31.12.10

Capital stock	4,220	4,114	106	2.6	4,165
Additional paid-in surplus	29,446	29,305	141	0.5	29,457
Reserves	41,831	36,438	5,392	14.8	36,993
Treasury stock	(160)	(156)	(3)	2.1	(192)

Shareholders’ equity (before profit and dividends)	75,337	69,702	5,636	8.1	70,423

Attributable profit	3,501	4,445	(944)	(21.2)	8,181
Interim dividend distributed	—	—	—	—	(1,270)
Interim dividend not distributed	(1,141)	(1,113)	(29)	2.6	(2,060)

Shareholders’ equity (after retained profit)	77,697	73,034	4,663	6.4	75,273

Valuation adjustments	(4,165)	(749)	(3,415)	455.9	(2,315)
Minority interests	6,131	6,133	(2)	(0.0)	5,896

Total equity (after retained profit)	79,663	78,418	1,245	1.6	78,854

Preferred shares and securities in subordinated debt	7,178	8,903	(1,725)	(19.4)	7,352

Total equity and capital with the nature of financial liabilities	86,841	87,321	(480)	(0.5)	86,207

Computable capital and BIS II ratio
Million euros

			Variation
	30.06.11	30.06.10	Amount		%	31.12.10

Core capital	53,379	51,761	1,618		3.1	53,205
Basic capital	60,558	60,522	36		0.1	60,617
Supplementary capital	17,727	22,233	(4,507)		(20.3)	20,670
Deductions	(2,240)	(1,693)	(547)		32.3	(2,011)

Computable capital	76,045	81,062	(5,017)		(6.2)	79,276

Risk-weighted assets	580,480	601,518	(21,038)		(3.5)	604,885

BIS II ratio	13.1	13.5	(0.4	p.)		13.1

Tier I (before deductions)	10.4	10.1	0.4	p.		10.0

Core capital	9.2	8.6	0.6	p.		8.8

Shareholders’ equity surplus (BIS II ratio)	29,606	32,941	(3,334)		(10.1)	30,885

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	H1 ’11	H1 ’10	Amount	%	H1 ’11	H1 ’10	Amount	%
Income statement (million euros)
Continental Europe	4,607	4,783	(176)	(3.7)	1,874	2,264	(390)	(17.2)

o/w: Santander Branch Network	1,227	1,267	(40)	(3.2)	500	699	(199)	(28.4)
Banesto	597	746	(150)	(20.0)	168	385	(218)	(56.5)
Santander Consumer Finance	1,837	1,611	226	14.0	665	396	269	68.0
Portugal	262	380	(117)	(30.9)	131	260	(129)	(49.5)
Retail Poland (BZ WBK)	134		134		94		94

United Kingdom*	1,679	1,904	(225)	(11.8)	966	1,007	(40)	(4.0)

Latin America	6,923	6,130	793	12.9	2,457	2,122	335	15.8

o/w: Brazil	5,042	4,283	758	17.7	1,381	1,283	97	7.6
Mexico	767	746	22	2.9	486	282	204	72.3
Chile	673	640	33	5.2	349	296	53	18.0

Sovereign	599	580	19	3.3	256	172	84	49.0

Operating areas*	13,808	13,397	411	3.1	5,554	5,565	(11)	(0.2)

Corporate Activities	(1,402)	(1,335)	(68)	5.1	(1,433)	(1,119)	(313)	28.0

Total Group*	12,406	12,063	343	2.8	4,121	4,445	(324)	(7.3)

Extraordinary allowances					(620)	—	(620)	—

Total Group					3,501	4,445	(944)	(21.2)

*	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

	Efficiency ratio (1)		ROE**		NPL ratio *		NPL coverage *
	H1 ’11	H1 ’10	H1 ’11	H1 ’10	30.06.11	30.06.10	30.06.11	30.06.10
Ratios (%)
Continental Europe	41.2	37.6	12.46	16.84	4.77	3.87	65	71

o/w: Santander Branch Network *	45.5	44.9	14.30	19.44	6.73	4.78	47	53
Banesto	46.0	40.8	7.16	17.31	4.54	3.49	52	58
Santander Consumer Finance	30.5	26.5	13.48	10.39	4.42	5.23	128	111
Portugal	49.9	40.8	10.72	21.96	3.25	2.40	62	65
Retail Poland (BZ WBK)	45.8		27.69		6.43		67

United Kingdom	43.2	39.9	15.55	27.11	1.82	1.85	41	46

Latin America	38.3	38.2	22.17	20.21	4.20	4.13	105	105

o/w: Brazil	36.6	37.0	23.73	20.79	5.05	5.01	102	98
Mexico	38.1	37.4	21.26	17.95	2.45	1.77	165	257
Chile	37.0	35.4	27.04	26.09	3.65	3.31	89	97

Sovereign	43.6	44.0	13.14	12.67	3.76	5.11	85	67

Operating areas	40.2	38.5	16.19	19.18	3.76	3.35	71	74

Total Group**	44.0	42.2	11.05	12.91	3.78	3.37	69	73

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2011 stood at 5.08% (3.65% in June 2010) and NPL coverage was 44% (61% in June 2010).

**	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK. Including them, ROE H1’11: 9.39%.

	Employees		Branches
	30.06.11	30.06.10	30.06.11	30.06.10
Operating means
Continental Europe	64,101	50,461	6,643	5,864

o/w: Santander Branch Network	18,845	18,765	2,914	2,930
Banesto	9,568	9,750	1,717	1,768
Santander Consumer Finance	15,344	9,974	662	312
Portugal	6,108	6,215	731	762
Retail Poland (BZ WBK)	9,744		530

United Kingdom	25,574	22,843	1,405	1,328

Latin America	89,860	86,734	5,908	5,757

o/w: Brazil	53,029	51,402	3,728	3,588
Mexico	12,940	12,405	1,098	1,092
Chile	12,107	11,725	487	499

Sovereign	8,781	8,386	723	722

Operating areas	188,316	168,424	14,679	13,671

Corporate Activities	2,288	1,840

Total Group	190,604	170,264	14,679	13,671

Operating areas
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	16,277	15,364	913	5.9

Net fees	5,332	4,821	511	10.6
Gains (losses) on financial transactions	1,294	1,419	(125)	(8.8)
Other operating income*	185	184	1	0.3

Gross income	23,088	21,788	1,299	6.0

Operating expenses	(9,279)	(8,391)	(888)	10.6
General administrative expenses	(8,303)	(7,527)	(776)	10.3
Personnel	(4,914)	(4,366)	(548)	12.5
Other general administrative expenses	(3,389)	(3,161)	(229)	7.2
Depreciation and amortisation	(976)	(864)	(112)	13.0

Net operating income	13,808	13,397	411	3.1

Net loan-loss provisions	(4,890)	(4,859)	(31)	0.6
Other income	(858)	(567)	(291)	51.3

Profit before taxes**	8,061	7,971	89	1.1

Tax on profit	(2,030)	(1,945)	(86)	4.4

Profit from continuing operations**	6,030	6,027	4	0.1

Net profit from discontinued operations	(6)	(3)	(4)	136.5

Consolidated profit**	6,024	6,024	0	0.0

Minority interests	471	459	11	2.5

Attributable profit to the Group**	5,554	5,565	(11)	(0.2)

Extraordinary allowances	(620)	—	(620)	—

Attributable profit to the Group	4,934	5,565	(631)	(11.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans***	721,609	726,706	(5,097)	(0.7)
Trading portfolio (w/o loans)	140,706	150,344	(9,638)	(6.4)
Available-for-sale financial assets	68,586	66,279	2,307	3.5
Due from credit institutions***	111,023	138,846	(27,823)	(20.0)
Intangible assets and property and equipment	12,784	11,491	1,293	11.3
Other assets	133,360	113,369	19,991	17.6

Total assets/liabilities & shareholders’ equity	1,188,068	1,207,035	(18,967)	(1.6)

Customer deposits***	613,158	585,608	27,550	4.7
Marketable debt securities***	140,884	137,164	3,720	2.7
Subordinated debt***	16,639	20,186	(3,547)	(17.6)
Insurance liabilities	10,775	10,002	773	7.7
Due to credit institutions***	176,140	200,748	(24,608)	(12.3)
Other liabilities	161,274	192,217	(30,943)	(16.1)
Shareholders’ equity****	69,199	61,110	8,089	13.2

Other customer funds under management	143,004	150,554	(7,549)	(5.0)

Mutual funds	112,371	113,668	(1,296)	(1.1)
Pension funds	10,744	10,662	82	0.8
Managed portfolios	19,005	21,539	(2,534)	(11.8)
Savings-insurance policies	884	4,685	(3,800)	(81.1)

Customer funds under management	913,685	893,512	20,173	2.3

***	Including all on-balance sheet balances for this item

****	Not including profit of the year

Ratios (%) and other data
ROE**	16.19	19.18	(2.99	p.)
Efficiency ratio (with amortisations)	40.2	38.5	1.7	p.
NPL ratio	3.76	3.35	0.41	p.
NPL coverage	71	74	(3	p.)
Number of employees (direct & indirect)	188,316	168,424	19,892		11.8
Number of branches	14,679	13,671	1,008		7.4

Operating areas
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	7,515	7,849	7,901	7,787	8,025	8,252

Net fees	2,328	2,493	2,501	2,452	2,599	2,733
Gains (losses) on financial transactions	779	640	697	631	731	563
Other operating income*	54	131	36	65	53	131

Gross income	10,675	11,113	11,135	10,936	11,409	11,679

Operating expenses	(4,036)	(4,355)	(4,478)	(4,505)	(4,579)	(4,700)
General administrative expenses	(3,623)	(3,903)	(4,035)	(4,005)	(4,102)	(4,201)
Personnel	(2,090)	(2,276)	(2,336)	(2,359)	(2,433)	(2,481)
Other general administrative expenses	(1,533)	(1,628)	(1,699)	(1,647)	(1,669)	(1,721)
Depreciation and amortisation	(412)	(452)	(443)	(500)	(477)	(499)

Net operating income	6,640	6,758	6,657	6,431	6,830	6,979

Net loan-loss provisions	(2,398)	(2,461)	(2,908)	(2,380)	(2,119)	(2,771)
Other income	(297)	(270)	(219)	(330)	(411)	(447)

Profit before taxes**	3,945	4,027	3,530	3,721	4,300	3,761

Tax on profit	(950)	(994)	(845)	(1,001)	(1,110)	(920)

Profit from continuing operations**	2,994	3,033	2,685	2,720	3,189	2,841

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)

Consolidated profit**	2,993	3,032	2,681	2,713	3,184	2,841

Minority interests	213	246	260	227	241	230

Attributable profit to the Group**	2,779	2,785	2,421	2,486	2,943	2,611

Extraordinary allowances	—	—	—	—	—	(620)

Attributable profit to the Group	2,779	2,785	2,421	2,486	2,943	1,991

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans***	681,956	726,706	713,972	721,509	712,729	721,609
Trading portfolio (w/o loans)	133,509	150,344	154,936	134,668	121,249	140,706
Available-for-sale financial assets	65,120	66,279	62,128	64,947	63,739	68,586
Due from credit institutions***	138,519	138,846	166,204	118,416	119,773	111,023
Intangible assets and property and equipment	10,958	11,491	11,272	12,675	12,389	12,784
Other assets	91,977	113,369	119,012	124,838	128,780	133,360

Total assets/liabilities & shareholders’ equity	1,122,038	1,207,035	1,227,524	1,177,052	1,158,659	1,188,068

Customer deposits***	526,831	585,608	586,798	602,118	609,325	613,158
Marketable debt securities***	130,648	137,164	134,039	130,060	130,251	140,884
Subordinated debt***	18,693	20,186	18,422	18,347	16,431	16,639
Insurance liabilities	13,905	10,002	6,527	10,449	10,453	10,775
Due to credit institutions***	193,995	200,748	205,613	178,908	181,856	176,140
Other liabilities	179,262	192,217	211,801	173,984	141,210	161,274
Shareholders’ equity****	58,705	61,110	64,324	63,187	69,132	69,199

Other customer funds under management	149,206	150,554	142,179	145,547	143,192	143,004

Mutual funds	110,797	113,668	107,833	113,510	112,817	112,371
Pension funds	11,215	10,662	10,865	10,965	10,916	10,744
Managed portfolios	19,693	21,539	20,726	20,314	18,626	19,005
Savings-insurance policies	7,501	4,685	2,755	758	833	884

Customer funds under management	825,378	893,512	881,438	896,072	899,200	913,685

***	Including all on-balance sheet balances for this item

****	Not including profit of the year

Other information
NPL ratio	3.32	3.35	3.39	3.53	3.59	3.76
NPL coverage	75	74	77	75	73	71

Continental Europe
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	5,261	5,059	202	4.0

Net fees	2,098	1,857	241	13.0
Gains (losses) on financial transactions	236	539	(303)	(56.3)
Other operating income*	246	204	42	20.5

Gross income	7,841	7,660	181	2.4

Operating expenses	(3,234)	(2,877)	(357)	12.4
General administrative expenses	(2,930)	(2,581)	(349)	13.5
Personnel	(1,837)	(1,647)	(190)	11.5
Other general administrative expenses	(1,094)	(935)	(159)	17.0
Depreciation and amortisation	(304)	(296)	(8)	2.7

Net operating income	4,607	4,783	(176)	(3.7)

Net loan-loss provisions	(1,715)	(1,538)	(177)	11.5
Other income	(221)	(85)	(136)	159.5

Profit before taxes	2,671	3,160	(489)	(15.5)

Tax on profit	(717)	(837)	120	(14.4)

Profit from continuing operations	1,955	2,323	(368)	(15.9)

Net profit from discontinued operations	(6)	(3)	(4)	136.5

Consolidated profit	1,949	2,320	(372)	(16.0)

Minority interests	74	57	18	31.6

Attributable profit to the Group	1,874	2,264	(390)	(17.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	331,723	326,565	5,157	1.6
Trading portfolio (w/o loans)	58,046	64,038	(5,992)	(9.4)
Available-for-sale financial assets	24,727	23,497	1,230	5.2
Due from credit institutions**	58,814	92,762	(33,947)	(36.6)
Intangible assets and property and equipment	5,317	4,983	334	6.7
Other assets	21,062	21,157	(95)	(0.4)

Total assets/liabilities & shareholders’ equity	499,690	533,002	(33,312)	(6.2)

Customer deposits**	259,448	238,074	21,374	9.0
Marketable debt securities**	44,702	47,033	(2,331)	(5.0)
Subordinated debt**	1,351	2,050	(700)	(34.1)
Insurance liabilities	965	5,428	(4,463)	(82.2)
Due to credit institutions**	76,876	100,360	(23,484)	(23.4)
Other liabilities	85,058	112,790	(27,732)	(24.6)
Shareholders’ equity***	31,290	27,267	4,023	14.8

Other customer funds under management	52,169	62,487	(10,319)	(16.5)

Mutual funds	35,407	41,919	(6,512)	(15.5)
Pension funds	10,744	10,662	82	0.8
Managed portfolios	6,019	5,442	576	10.6
Savings-insurance policies	—	4,465	(4,465)	(100.0)

Customer funds under management	357,669	349,645	8,025	2.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	12.46	16.84	(4.38	p.)
Efficiency ratio (with amortisations)	41.2	37.6	3.6	p.
NPL ratio	4.77	3.87	0.90	p.
NPL coverage	65	71	(6	p.)
Number of employees (direct & indirect)	64,101	50,461	13,640		27.0
Number of branches	6,643	5,864	779		13.3

Continental Europe
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	2,586	2,474	2,449	2,364	2,494	2,767

Net fees	939	919	918	904	1,019	1,079
Gains (losses) on financial transactions	310	229	137	169	229	7
Other operating income*	61	143	86	106	68	179

Gross income	3,895	3,765	3,590	3,542	3,810	4,031

Operating expenses	(1,430)	(1,447)	(1,503)	(1,538)	(1,550)	(1,685)
General administrative expenses	(1,287)	(1,294)	(1,355)	(1,365)	(1,403)	(1,527)
Personnel	(814)	(833)	(850)	(847)	(879)	(958)
Other general administrative expenses	(473)	(461)	(505)	(518)	(524)	(569)
Depreciation and amortisation	(143)	(153)	(148)	(172)	(146)	(158)

Net operating income	2,465	2,318	2,088	2,005	2,260	2,347

Net loan-loss provisions	(727)	(811)	(1,484)	(998)	(632)	(1,082)
Other income	(26)	(59)	17	(104)	(112)	(109)

Profit before taxes	1,712	1,448	621	903	1,516	1,155

Tax on profit	(458)	(380)	(121)	(262)	(418)	(298)

Profit from continuing operations	1,255	1,068	500	641	1,098	857

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)

Consolidated profit	1,253	1,067	496	634	1,092	857

Minority interests	27	30	22	18	38	37

Attributable profit to the Group	1,227	1,037	475	616	1,054	820

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	318,249	326,565	326,804	323,660	323,302	331,723
Trading portfolio (w/o loans)	59,666	64,038	68,228	57,690	51,354	58,046
Available-for-sale financial assets	25,854	23,497	25,064	23,843	22,441	24,727
Due from credit institutions**	84,298	92,762	104,641	66,925	64,986	58,814
Intangible assets and property and equipment	4,964	4,983	4,958	4,965	4,972	5,317
Other assets	23,156	21,157	20,788	22,160	18,676	21,062

Total assets/liabilities & shareholders’ equity	516,186	533,002	550,483	499,243	485,731	499,690

Customer deposits**	210,821	238,074	247,464	247,715	260,719	259,448
Marketable debt securities**	48,990	47,033	49,405	48,413	47,126	44,702
Subordinated debt**	2,014	2,050	2,009	1,740	1,219	1,351
Insurance liabilities	8,695	5,428	3,585	933	1,021	965
Due to credit institutions**	109,578	100,360	103,137	77,059	72,276	76,876
Other liabilities	109,255	112,790	118,005	95,963	73,325	85,058
Shareholders’ equity***	26,833	27,267	26,878	27,420	30,045	31,290

Other customer funds under management	68,520	62,487	60,583	53,968	51,296	52,169

Mutual funds	44,429	41,919	41,753	37,519	35,025	35,407
Pension funds	11,215	10,662	10,865	10,965	10,916	10,744
Managed portfolios	5,515	5,442	5,434	5,484	5,354	6,019
Savings-insurance policies	7,362	4,465	2,532	0	(0)	—

Customer funds under management	330,346	349,645	359,462	351,836	360,361	357,669

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.73	3.87	4.01	4.34	4.57	4.77
NPL coverage	74	71	75	71	67	65

Santander Branch Network
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	1,634	1,678	(44)	(2.6)

Net fees	575	566	9	1.6
Gains (losses) on financial transactions	64	69	(5)	(7.5)
Other operating income*	(22)	(15)	(7)	50.3

Gross income	2,251	2,299	(48)	(2.1)

Operating expenses	(1,024)	(1,031)	8	(0.7)
General administrative expenses	(947)	(952)	5	(0.5)
Personnel	(620)	(620)	0	(0.1)
Other general administrative expenses	(328)	(332)	5	(1.4)
Depreciation and amortisation	(76)	(79)	3	(3.5)

Net operating income	1,227	1,267	(40)	(3.2)

Net loan-loss provisions	(523)	(315)	(209)	66.2
Other income	(17)	6	(23)	—

Profit before taxes	686	958	(272)	(28.4)

Tax on profit	(185)	(259)	73	(28.4)

Profit from continuing operations	501	699	(198)	(28.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	501	699	(198)	(28.4)

Minority interests	1	0	0	186.5

Attributable profit to the Group	500	699	(199)	(28.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	107,312	115,196	(7,884)	(6.8)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	—	—	—	—
Due from credit institutions**	185	111	73	65.8
Intangible assets and property and equipment	1,201	1,211	(10)	(0.9)
Other assets	1,692	676	1,016	150.3

Total assets/liabilities & shareholders’ equity	110,390	117,195	(6,805)	(5.8)

Customer deposits**	80,037	87,808	(7,771)	(8.8)
Marketable debt securities**	—	—	—	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	355	781	(426)	(54.5)
Other liabilities	22,954	21,214	1,741	8.2
Shareholders’ equity***	7,043	7,392	(349)	(4.7)

Other customer funds under management	25,171	27,522	(2,351)	(8.5)

Mutual funds	17,654	20,811	(3,157)	(15.2)
Pension funds	6,141	6,064	78	1.3
Managed portfolios	—	—	—	—
Savings-insurance policies	1,376	647	728	112.6

Customer funds under management	105,208	115,330	(10,122)	(8.8)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	14.30	19.44	(5.14	p.)
Efficiency ratio (with amortisations)	45.5	44.9	0.6	p.
NPL ratio	6.73	4.78	1.95	p.
NPL coverage	47	53	(7	p.)
Number of employees (direct & indirect)	18,845	18,765	80		0.4
Number of branches	2,914	2,930	(16)		(0.5)

Santander Branch Network
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	893	785	740	721	780	853

Net fees	290	276	261	253	292	283
Gains (losses) on financial transactions	31	38	21	19	37	27
Other operating income*	(8)	(7)	(10)	(7)	(10)	(12)

Gross income	1,207	1,092	1,013	986	1,100	1,151

Operating expenses	(516)	(516)	(516)	(525)	(512)	(512)
General administrative expenses	(476)	(476)	(476)	(482)	(474)	(473)
Personnel	(311)	(309)	(304)	(310)	(310)	(310)
Other general administrative expenses	(165)	(167)	(172)	(172)	(164)	(163)
Depreciation and amortisation	(40)	(40)	(40)	(43)	(38)	(39)

Net operating income	691	576	497	462	588	639

Net loan-loss provisions	(136)	(179)	(553)	(223)	(184)	(339)
Other income	(8)	14	15	4	(27)	10

Profit before taxes	547	411	(41)	243	376	310

Tax on profit	(148)	(111)	11	(66)	(101)	(84)

Profit from continuing operations	399	300	(30)	178	274	227

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	399	300	(30)	178	274	227

Minority interests	0	0	0	0	0	0

Attributable profit to the Group	399	300	(30)	178	274	226

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	113,967	115,196	112,812	111,372	110,051	107,312
Trading portfolio (w/o loans)	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—
Due from credit institutions**	31	111	217	214	214	185
Intangible assets and property and equipment	1,211	1,211	1,211	1,201	1,201	1,201
Other assets	638	676	476	481	411	1,692

Total assets/liabilities & shareholders’ equity	115,847	117,195	114,716	113,268	111,878	110,390

Customer deposits**	78,753	87,808	87,224	85,667	84,656	80,037
Marketable debt securities**	—	—	—	—	—	—
Subordinated debt**	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	583	781	808	457	323	355
Other liabilities	29,387	21,214	19,649	20,089	20,002	22,954
Shareholders’ equity***	7,125	7,392	7,035	7,056	6,897	7,043

Other customer funds under management	28,841	27,522	27,678	26,864	25,478	25,171

Mutual funds	21,325	20,811	20,980	20,347	18,558	17,654
Pension funds	6,324	6,064	6,125	6,132	6,225	6,141
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	1,192	647	574	385	696	1,376

Customer funds under management	107,594	115,330	114,902	112,531	110,134	105,208

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	4.65	4.78	4.90	5.52	5.99	6.73
NPL coverage	59	53	55	52	50	47

Spread	2.60	2.04	1.87	1.89	1.95	2.53

Spread loans	2.10	1.94	1.83	1.83	1.90	1.97
Spread deposits	0.50	0.10	0.04	0.06	0.05	0.56

Banesto
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	679	837	(158)	(18.9)

Net fees	310	310	1	0.2
Gains (losses) on financial transactions	82	79	3	4.3
Other operating income*	33	36	(3)	(7.8)

Gross income	1,105	1,261	(157)	(12.4)

Operating expenses	(508)	(515)	7	(1.4)
General administrative expenses	(445)	(453)	8	(1.7)
Personnel	(326)	(338)	12	(3.6)
Other general administrative expenses	(120)	(115)	(4)	3.7
Depreciation and amortisation	(63)	(62)	(1)	1.5

Net operating income	597	746	(150)	(20.0)

Net loan-loss provisions	(274)	(175)	(99)	56.9
Other income	(76)	14	(90)	—

Profit before taxes	246	585	(339)	(58.0)

Tax on profit	(50)	(153)	103	(67.2)

Profit from continuing operations	196	432	(236)	(54.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	196	432	(236)	(54.7)

Minority interests	28	46	(18)	(39.1)

Attributable profit to the Group	168	385	(218)	(56.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	71,825	76,125	(4,300)	(5.6)
Trading portfolio (w/o loans)	5,572	7,339	(1,767)	(24.1)
Available-for-sale financial assets	9,189	7,693	1,496	19.4
Due from credit institutions**	10,845	27,178	(16,333)	(60.1)
Intangible assets and property and equipment	1,356	1,415	(59)	(4.2)
Other assets	6,172	6,259	(87)	(1.4)

Total assets/liabilities & shareholders’ equity	104,959	126,010	(21,051)	(16.7)

Customer deposits**	54,047	59,609	(5,561)	(9.3)
Marketable debt securities**	26,303	27,160	(857)	(3.2)
Subordinated debt**	785	1,329	(544)	(40.9)
Insurance liabilities	—	—	—	—
Due to credit institutions**	9,961	19,549	(9,588)	(49.0)
Other liabilities	9,158	13,884	(4,726)	(34.0)
Shareholders’ equity***	4,704	4,479	226	5.0

Other customer funds under management	8,933	10,131	(1,198)	(11.8)

Mutual funds	4,902	6,423	(1,521)	(23.7)
Pension funds	1,321	1,337	(16)	(1.2)
Managed portfolios	118	98	20	20.2
Savings-insurance policies	2,592	2,274	318	14.0

Customer funds under management	90,069	98,229	(8,160)	(8.3)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	7.16	17.31	(10.15	p.)
Efficiency ratio (with amortisations)	46.0	40.8	5.2	p.
NPL ratio	4.54	3.49	1.05	p.
NPL coverage	52	58	(6	p.)
Number of employees (direct & indirect)	9,568	9,750	(182)		(1.9)
Number of branches	1,717	1,768	(51)		(2.9)

Banesto
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	432	405	369	315	321	358

Net fees	156	153	153	155	155	155
Gains (losses) on financial transactions	43	36	37	80	41	41
Other operating income*	10	26	14	18	9	24

Gross income	641	620	573	568	527	578

Operating expenses	(257)	(258)	(256)	(256)	(254)	(254)
General administrative expenses	(225)	(228)	(225)	(225)	(223)	(222)
Personnel	(168)	(169)	(167)	(161)	(163)	(162)
Other general administrative expenses	(57)	(59)	(58)	(64)	(60)	(60)
Depreciation and amortisation	(32)	(30)	(31)	(31)	(31)	(32)

Net operating income	384	362	317	312	273	324

Net loan-loss provisions	(83)	(92)	(284)	(251)	(102)	(173)
Other income	9	5	0	(43)	(16)	(60)

Profit before taxes	310	275	34	18	155	91

Tax on profit	(85)	(68)	(1)	(7)	(38)	(12)

Profit from continuing operations	225	206	33	10	117	79

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	225	206	33	10	117	79

Minority interests	22	24	6	4	16	12

Attributable profit to the Group	203	182	27	6	101	67

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	75,382	76,125	74,393	75,624	73,326	71,825
Trading portfolio (w/o loans)	7,977	7,339	7,644	6,575	5,979	5,572
Available-for-sale financial assets	9,097	7,693	9,827	9,025	9,328	9,189
Due from credit institutions**	21,756	27,178	25,928	17,103	16,597	10,845
Intangible assets and property and equipment	1,406	1,415	1,387	1,374	1,360	1,356
Other assets	8,182	6,259	6,633	7,520	5,834	6,172

Total assets/liabilities & shareholders’ equity	123,800	126,010	125,812	117,222	112,426	104,959

Customer deposits**	59,037	59,609	58,685	59,721	59,660	54,047
Marketable debt securities**	28,087	27,160	28,256	27,684	27,135	26,303
Subordinated debt**	1,331	1,329	1,325	1,304	787	785
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	18,162	19,549	20,346	13,422	10,822	9,961
Other liabilities	12,707	13,884	12,715	10,611	9,305	9,158
Shareholders’ equity***	4,475	4,479	4,484	4,480	4,717	4,704

Other customer funds under management	10,809	10,131	10,026	9,616	9,303	8,933

Mutual funds	7,106	6,423	6,164	5,712	5,279	4,902
Pension funds	1,405	1,337	1,338	1,337	1,344	1,321
Managed portfolios	93	98	104	117	114	118
Savings-insurance policies	2,205	2,274	2,421	2,450	2,566	2,592

Customer funds under management	99,264	98,229	98,292	98,325	96,884	90,069

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.13	3.49	3.83	4.11	4.31	4.54
NPL coverage	61	58	60	54	52	52

Spread	2.20	1.65	1.41	1.47	1.67	2.20

Spread loans	2.02	2.00	1.92	1.99	2.03	2.08
Spread deposits	0.18	(0.35)	(0.51)	(0.52)	(0.36)	0.12

Santander Consumer Finance
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	2,063	1,729	334	19.3

Net fees	582	453	129	28.5
Gains (losses) on financial transactions	(8)	0	(8)	—
Other operating income*	7	11	(4)	(34.5)

Gross income	2,644	2,193	451	20.6

Operating expenses	(807)	(582)	(225)	38.7
General administrative expenses	(742)	(526)	(216)	41.0
Personnel	(384)	(270)	(114)	42.3
Other general administrative expenses	(358)	(257)	(102)	39.6
Depreciation and amortisation	(65)	(55)	(10)	17.8

Net operating income	1,837	1,611	226	14.0

Net loan-loss provisions	(747)	(969)	223	(23.0)
Other income	(84)	(73)	(11)	14.6

Profit before taxes	1,006	568	438	77.1

Tax on profit	(294)	(160)	(134)	83.4

Profit from continuing operations	712	408	304	74.6

Net profit from discontinued operations	(6)	(3)	(4)	136.5

Consolidated profit	706	405	301	74.2

Minority interests	41	10	31	328.6

Attributable profit to the Group	665	396	269	68.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	70,207	59,372	10,834	18.2
Trading portfolio (w/o loans)	1,405	1,838	(433)	(23.6)
Available-for-sale financial assets	504	802	(297)	(37.1)
Due from credit institutions**	7,942	7,780	161	2.1
Intangible assets and property and equipment	939	863	76	8.8
Other assets	2,846	2,950	(104)	(3.5)

Total assets/liabilities & shareholders’ equity	83,843	73,605	10,237	13.9

Customer deposits**	32,658	22,791	9,868	43.3
Marketable debt securities**	11,636	7,919	3,716	46.9
Subordinated debt**	449	427	23	5.3
Insurance liabilities	—	—	—	—
Due to credit institutions**	24,692	30,000	(5,308)	(17.7)
Other liabilities	4,397	4,511	(114)	(2.5)
Shareholders’ equity***	10,011	7,958	2,053	25.8

Other customer funds under management	7	24	(17)	(71.2)

Mutual funds	2	19	(16)	(86.9)
Pension funds	4	5	(0)	(9.7)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	44,750	31,160	13,590	43.6

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	13.48	10.39	3.09	p.
Efficiency ratio (with amortisations)	30.5	26.5	4.0	p.
NPL ratio	4.42	5.23	(0.81	p.)
NPL coverage	128	111	17	p.
Number of employees (direct & indirect)	15,344	9,974	5,370		53.8
Number of branches	662	312	350		112.2

Santander Consumer Finance
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	852	877	970	963	1,034	1,029

Net fees	216	237	248	254	289	293
Gains (losses) on financial transactions	3	(3)	5	(12)	(7)	(1)
Other operating income*	7	4	9	3	2	5

Gross income	1,078	1,115	1,232	1,209	1,319	1,325

Operating expenses	(292)	(290)	(342)	(349)	(399)	(409)
General administrative expenses	(266)	(261)	(314)	(316)	(366)	(376)
Personnel	(137)	(133)	(162)	(164)	(189)	(194)
Other general administrative expenses	(129)	(128)	(153)	(152)	(176)	(182)
Depreciation and amortisation	(26)	(29)	(28)	(33)	(33)	(32)

Net operating income	786	825	890	860	920	917

Net loan-loss provisions	(498)	(471)	(551)	(497)	(328)	(418)
Other income	(15)	(58)	(30)	(39)	(37)	(47)

Profit before taxes	273	296	309	324	555	452

Tax on profit	(77)	(83)	(85)	(94)	(168)	(126)

Profit from continuing operations	195	213	223	230	387	326

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)

Consolidated profit	194	212	220	223	381	325

Minority interests	4	5	14	13	22	19

Attributable profit to the Group	189	206	205	210	359	306

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	58,198	59,372	63,624	63,342	70,259	70,207
Trading portfolio (w/o loans)	768	1,838	1,570	1,146	968	1,405
Available-for-sale financial assets	453	802	762	558	517	504
Due from credit institutions**	7,283	7,780	7,324	8,016	7,253	7,942
Intangible assets and property and equipment	842	863	871	889	875	939
Other assets	2,694	2,950	3,069	2,892	2,579	2,846

Total assets/liabilities & shareholders’ equity	70,237	73,605	77,221	76,844	82,452	83,843

Customer deposits**	23,114	22,791	25,460	25,950	31,619	32,658
Marketable debt securities**	6,872	7,919	11,103	11,717	11,462	11,636
Subordinated debt**	424	427	423	428	425	449
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	28,814	30,000	27,737	25,864	25,072	24,692
Other liabilities	3,516	4,511	4,483	4,273	3,830	4,397
Shareholders’ equity***	7,498	7,958	8,015	8,611	10,044	10,011

Other customer funds under management	24	24	24	24	7	7

Mutual funds	19	19	19	19	3	2
Pension funds	5	5	5	5	4	4
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	30,433	31,160	37,010	38,118	43,512	44,750

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	5.12	5.23	5.13	4.95	4.63	4.42
NPL coverage	108	111	122	128	122	128

Spread loans	5.90	6.19	6.72	6.94	6.69	5.99

Portugal
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	319	373	(54)	(14.4)

Net fees	183	188	(5)	(2.8)
Gains (losses) on financial transactions	8	54	(46)	(85.4)
Other operating income*	14	26	(12)	(45.8)

Gross income	524	641	(117)	(18.2)

Operating expenses	(262)	(261)	(0)	0.2
General administrative expenses	(228)	(226)	(2)	1.0
Personnel	(158)	(156)	(2)	1.0
Other general administrative expenses	(71)	(70)	(1)	1.0
Depreciation and amortisation	(34)	(36)	2	(5.3)

Net operating income	262	380	(117)	(30.9)

Net loan-loss provisions	(73)	(59)	(14)	23.2
Other income	(23)	(9)	(14)	156.4

Profit before taxes	167	312	(145)	(46.5)

Tax on profit	(36)	(52)	16	(31.1)

Profit from continuing operations	131	260	(129)	(49.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	131	260	(129)	(49.5)

Minority interests	0	0	(0)	(33.6)

Attributable profit to the Group	131	260	(129)	(49.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	29,212	33,262	(4,050)	(12.2)
Trading portfolio (w/o loans)	1,263	1,737	(474)	(27.3)
Available-for-sale financial assets	4,158	6,728	(2,569)	(38.2)
Due from credit institutions**	2,119	5,205	(3,086)	(59.3)
Intangible assets and property and equipment	467	480	(13)	(2.8)
Other assets	6,859	4,692	2,167	46.2

Total assets/liabilities & shareholders’ equity	44,078	52,104	(8,027)	(15.4)

Customer deposits**	22,228	18,360	3,869	21.1
Marketable debt securities**	5,365	10,172	(4,807)	(47.3)
Subordinated debt**	9	254	(245)	(96.3)
Insurance liabilities	81	2,465	(2,383)	(96.7)
Due to credit institutions**	13,248	17,990	(4,741)	(26.4)
Other liabilities	630	682	(53)	(7.7)
Shareholders’ equity***	2,516	2,182	334	15.3

Other customer funds under management	4,155	7,267	(3,112)	(42.8)

Mutual funds	2,755	3,524	(769)	(21.8)
Pension funds	1,266	1,237	30	2.4
Managed portfolios	133	129	4	3.1
Savings-insurance policies	—	2,377	(2,377)	(100.0)

Customer funds under management	31,757	36,053	(4,295)	(11.9)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	10.72	21.96	(11.24	p.)
Efficiency ratio (with amortisations)	49.9	40.8	9.1	p.
NPL ratio	3.25	2.40	0.85	p.
NPL coverage	62	65	(3	p.)
Number of employees (direct & indirect)	6,108	6,215	(107)		(1.7)
Number of branches	731	762	(31)		(4.1)

Portugal
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	188	186	178	173	165	155

Net fees	94	94	87	82	101	82
Gains (losses) on financial transactions	25	29	4	9	8	0
Other operating income*	14	12	9	7	8	6

Gross income	320	321	278	271	282	243

Operating expenses	(129)	(133)	(139)	(140)	(131)	(131)
General administrative expenses	(111)	(115)	(121)	(120)	(114)	(114)
Personnel	(77)	(79)	(83)	(82)	(79)	(79)
Other general administrative expenses	(34)	(36)	(38)	(38)	(35)	(35)
Depreciation and amortisation	(17)	(18)	(18)	(20)	(17)	(17)

Net operating income	192	188	138	132	151	112

Net loan-loss provisions	(16)	(43)	(44)	(6)	(32)	(40)
Other income	(8)	(1)	37	(8)	(9)	(14)

Profit before taxes	168	144	131	117	110	57

Tax on profit	(31)	(20)	(23)	(29)	(19)	(17)

Profit from continuing operations	137	123	108	88	91	41

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	137	123	108	88	91	41

Minority interests	0	0	0	0	0	(0)

Attributable profit to the Group	137	123	108	88	90	41

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	32,317	33,262	33,342	30,102	29,744	29,212
Trading portfolio (w/o loans)	1,533	1,737	1,787	1,741	1,411	1,263
Available-for-sale financial assets	7,786	6,728	6,786	6,458	4,584	4,158
Due from credit institutions**	4,604	5,205	4,702	3,401	3,932	2,119
Intangible assets and property and equipment	487	480	479	480	472	467
Other assets	4,961	4,692	4,514	7,091	6,656	6,859

Total assets/liabilities & shareholders’ equity	51,687	52,104	51,610	49,272	46,798	44,078

Customer deposits**	16,609	18,360	19,818	21,727	21,929	22,228
Marketable debt securities**	12,413	10,172	8,545	7,544	7,122	5,365
Subordinated debt**	253	254	254	0	0	9
Insurance liabilities	3,187	2,465	1,494	79	83	81
Due to credit institutions**	15,626	17,990	18,490	16,817	14,208	13,248
Other liabilities	992	682	883	1,171	843	630
Shareholders’ equity***	2,607	2,182	2,126	1,933	2,613	2,516

Other customer funds under management	8,747	7,267	6,348	4,655	4,500	4,155

Mutual funds	4,158	3,524	3,496	3,209	3,051	2,755
Pension funds	1,389	1,237	1,314	1,315	1,314	1,266
Managed portfolios	127	129	130	131	135	133
Savings-insurance policies	3,073	2,377	1,408	—	—	—

Customer funds under management	38,022	36,053	34,965	33,927	33,551	31,757

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.32	2.40	2.43	2.90	3.03	3.25
NPL coverage	64	65	69	60	62	62

Spread (Retail Banking)	1.85	1.92	2.03	2.11	2.08	1.75

Spread loans	1.76	1.82	1.82	1.88	1.96	2.06
Spread deposits	0.09	0.10	0.21	0.23	0.12	(0.31)

Retail Poland (BZ WBK)
Million euros

H1 ’11
Income statement
Net interest income	122

Net fees	88
Gains (losses) on financial transactions	20
Other operating income*	18

Gross income	248

Operating expenses	(114)
General administrative expenses	(105)
Personnel	(61)
Other general administrative expenses	(44)
Depreciation and amortisation	(9)

Net operating income	134

Net loan-loss provisions	(16)

Other income	(0)

Profit before taxes	118

Tax on profit	(21)

Profit from continuing operations	98

Net profit from discontinued operations	—

Consolidated profit	98

Minority interests	4

Attributable profit to the Group	94

*	Including dividends, income from equity-accounted method and other operating income/expenses

30.06.11
Balance sheet
Customer loans**	8,659
Trading portfolio (w/o loans)	920
Available-for-sale financial assets	3,142
Due from credit institutions**	214
Intangible assets and property and equipment	302
Other assets	823

Total assets/liabilities & shareholders’ equity	14,061

Customer deposits**	10,217
Marketable debt securities**	—
Subordinated debt**	100
Insurance liabilities	—
Due to credit institutions**	1,800
Other liabilities	595
Shareholders’ equity***	1,349

Other customer funds under management	2,739

Mutual funds	2,443
Pension funds	—
Managed portfolios	296
Savings-insurance policies	—

Customer funds under management	13,055

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	27.69
Efficiency ratio (with amortisations)	45.8
NPL ratio	6.43
NPL coverage	67
Number of employees (direct & indirect)	9,744
Number of branches	530

Retail Poland (BZ WBK)
Million euros

Q2 ’11
Income statement
Net interest income	122
Net fees	88
Gains (losses) on financial transactions	20
Other operating income*	18

Gross income	248

Operating expenses	(114)
General administrative expenses	(105)
Personnel	(61)
Other general administrative expenses	(44)
Depreciation and amortisation	(9)

Net operating income	134

Net loan-loss provisions	(16)

Other income	(0)

Profit before taxes	118

Tax on profit	(21)

Profit from continuing operations	98

Net profit from discontinued operations	—

Consolidated profit	98

Minority interests	4

Attributable profit to the Group	94

*	Including dividends, income from equity-accounted method and other operating income/expenses

30.06.11
Balance sheet
Customer loans**	8,659
Trading portfolio (w/o loans)	920
Available-for-sale financial assets	3,142
Due from credit institutions**	214
Intangible assets and property and equipment	302
Other assets	823

Total assets/liabilities & shareholders’ equity	14,061

Customer deposits**	10,217
Marketable debt securities**	—
Subordinated debt**	100
Insurance liabilities	—
Due to credit institutions**	1,800
Other liabilities	595
Shareholders’ equity***	1,349

Other customer funds under management	2,739

Mutual funds	2,443
Pension funds	—
Managed portfolios	296
Savings-insurance policies	—

Customer funds under management	13,055

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	6.43
NPL coverage	67

Retail Poland (BZ WBK)
Million polish zloty

H1 ’11
Income statement
Net interest income	483

Net fees	349
Gains (losses) on financial transactions	78
Other operating income*	71

Gross income	980

Operating expenses	(449)
General administrative expenses	(413)
Personnel	(239)
Other general administrative expenses	(174)
Depreciation and amortisation	(36)

Net operating income	531

Net loan-loss provisions	(62)

Other income	(2)

Profit before taxes	468

Tax on profit	(82)

Profit from continuing operations	386

Net profit from discontinued operations	—

Consolidated profit	386

Minority interests	15

Attributable profit to the Group	370

*	Including dividends, income from equity-accounted method and other operating income/expenses

30.06.11
Balance sheet
Customer loans**	34,554
Trading portfolio (w/o loans)	3,671
Available-for-sale financial assets	12,539
Due from credit institutions**	855
Intangible assets and property and equipment	1,206
Other assets	3,285

Total assets/liabilities & shareholders’ equity	56,109

Customer deposits**	40,770
Marketable debt securities**	—
Subordinated debt**	398
Insurance liabilities	—
Due to credit institutions**	7,182
Other liabilities	2,376
Shareholders’ equity***	5,383

Other customer funds under management	10,928

Mutual funds	9,748
Pension funds	—
Managed portfolios	1,180
Savings-insurance policies	—

Customer funds under management	52,095

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Retail Poland (BZ WBK)
Million polish zloty

Q2 ’11
Income statement
Net interest income	483

Net fees	349
Gains (losses) on financial transactions	78
Other operating income*	71

Gross income	980

Operating expenses	(449)
General administrative expenses	(413)
Personnel	(239)
Other general administrative expenses	(174)
Depreciation and amortisation	(36)

Net operating income	531

Net loan-loss provisions	(62)

Other income	(2)

Profit before taxes	468

Tax on profit	(82)

Profit from continuing operations	386

Net profit from discontinued operations	—

Consolidated profit	386

Minority interests	15

Attributable profit to the Group	370

*	Including dividends, income from equity-accounted method and other operating income/expenses

30.06.11
Balance sheet
Customer loans**	34,554
Trading portfolio (w/o loans)	3,671
Available-for-sale financial assets	12,539
Due from credit institutions**	855
Intangible assets and property and equipment	1,206
Other assets	3,285

Total assets/liabilities & shareholders’ equity	56,109

Customer deposits**	40,770
Marketable debt securities**	—
Subordinated debt**	398
Insurance liabilities	—
Due to credit institutions**	7,182
Other liabilities	2,376
Shareholders’ equity***	5,383

Other customer funds under management	10,928

Mutual funds	9,748
Pension funds	—
Managed portfolios	1,180
Savings-insurance policies	—

Customer funds under management	52,095

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

United Kingdom
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	2,131	2,368	(237)	(10.0)

Net fees	525	521	4	0.8
Gains (losses) on financial transactions	287	267	20	7.3
Other operating income*	12	12	0	0.3

Gross income	2,955	3,169	(213)	(6.7)

Operating expenses	(1,277)	(1,265)	(12)	0.9
General administrative expenses	(1,098)	(1,109)	11	(1.0)
Personnel	(668)	(642)	(26)	4.0
Other general administrative expenses	(430)	(466)	37	(7.8)
Depreciation and amortisation	(178)	(156)	(22)	14.2

Net operating income	1,679	1,904	(225)	(11.8)

Net loan-loss provisions	(271)	(530)	259	(48.9)
Other income	(83)	(7)	(76)	—

Profit before taxes**	1,325	1,367	(42)	(3.1)

Tax on profit	(359)	(360)	1	(0.4)

Profit from continuing operations**	966	1,007	(40)	(4.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit**	966	1,007	(40)	(4.0)

Minority interests	0	0	(0)	(86.6)

Attributable profit to the Group**	966	1,007	(40)	(4.0)

Extraordinary allowances	(620)	—	(620)	—

Attributable profit to the Group	346	1,007	(661)	(65.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans***	222,384	243,687	(21,303)	(8.7)
Trading portfolio (w/o loans)	46,625	49,731	(3,106)	(6.2)
Available-for-sale financial assets	48	987	(939)	(95.2)
Due from credit institutions***	28,860	22,402	6,458	28.8
Intangible assets and property and equipment	2,197	1,527	670	43.9
Other assets	47,292	41,476	5,816	14.0

Total assets/liabilities & shareholders’ equity	347,406	359,809	(12,404)	(3.4)

Customer deposits***	182,338	185,811	(3,474)	(1.9)
Marketable debt securities***	71,936	66,180	5,756	8.7
Subordinated debt***	7,283	9,395	(2,112)	(22.5)
Insurance liabilities	1	1	(0)	(38.0)
Due to credit institutions***	44,269	57,176	(12,907)	(22.6)
Other liabilities	29,385	33,160	(3,776)	(11.4)
Shareholders’ equity****	12,194	8,084	4,109	50.8

Other customer funds under management	14,532	13,203	1,329	10.1

Mutual funds	14,532	13,203	1,329	10.1
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	276,089	274,590	1,499	0.5

***	Including all on-balance sheet balances for this item

****	Not including profit of the year

Ratios (%) and other data
ROE**	15.55	27.11	(11.56	p.)
Efficiency ratio (with amortisations)	43.2	39.9	3.3	p.
NPL ratio	1.82	1.85	(0.03	p.)
NPL coverage	41	46	(5	p.)
Number of employees (direct & indirect)	25,574	22,843	2,731		12.0
Number of branches	1,405	1,328	77		5.8

United Kingdom
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	1,161	1,207	1,232	1,165	1,110	1,021

Net fees	249	272	270	236	232	294
Gains (losses) on financial transactions	133	134	113	82	157	130
Other operating income*	6	6	6	11	6	6

Gross income	1,549	1,620	1,621	1,495	1,505	1,450

Operating expenses	(613)	(651)	(652)	(632)	(651)	(626)
General administrative expenses	(538)	(571)	(578)	(554)	(560)	(538)
Personnel	(307)	(335)	(335)	(317)	(342)	(326)
Other general administrative expenses	(231)	(236)	(243)	(236)	(218)	(211)
Depreciation and amortisation	(76)	(80)	(74)	(78)	(91)	(88)

Net operating income	936	968	969	862	854	825

Net loan-loss provisions	(268)	(262)	(221)	(179)	(138)	(133)
Other income	(5)	(2)	(10)	(89)	(45)	(38)

Profit before taxes**	663	704	739	594	671	654

Tax on profit	(181)	(180)	(216)	(158)	(180)	(179)

Profit from continuing operations**	482	524	523	436	491	476

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit**	482	524	523	436	491	476

Minority interests	0	0	0	0	(0)	0

Attributable profit to the Group**	482	524	523	436	491	476

Extraordinary allowances	—	—	—	—	—	(620)

Attributable profit to the Group	482	524	523	436	491	(144)

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans***	223,115	243,687	233,694	233,856	228,887	222,384
Trading portfolio (w/o loans)	46,078	49,731	51,969	45,187	40,965	46,625
Available-for-sale financial assets	908	987	942	204	36	48
Due from credit institutions***	33,311	22,402	37,912	29,137	32,981	28,860
Intangible assets and property and equipment	1,427	1,527	1,457	2,323	2,253	2,197
Other assets	23,114	41,476	42,281	42,063	47,514	47,292

Total assets/liabilities & shareholders’ equity	327,954	359,809	368,255	352,769	352,637	347,406

Customer deposits***	168,679	185,811	180,490	184,548	180,381	182,338
Marketable debt securities***	60,459	66,180	70,657	64,326	62,944	71,936
Subordinated debt***	8,703	9,395	8,364	8,143	7,352	7,283
Insurance liabilities	2	1	1	1	1	1
Due to credit institutions***	53,338	57,176	54,402	54,179	63,155	44,269
Other liabilities	29,373	33,160	41,453	29,811	26,358	29,385
Shareholders’ equity****	7,399	8,084	12,889	11,762	12,446	12,194

Other customer funds under management	11,923	13,203	13,704	14,369	14,204	14,532

Mutual funds	11,923	13,203	13,704	14,369	14,204	14,532
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	249,763	274,590	273,214	271,386	264,881	276,089

***	Including all on-balance sheet balances for this item

****	Not including profit of the year

Other information
NPL ratio	1.88	1.85	1.77	1.76	1.75	1.82
NPL coverage	46	46	48	46	45	41

Spread (Retail Banking)	1.99	1.99	2.03	2.03	2.04	1.97

Spread loans	2.05	2.13	2.20	2.28	2.34	2.35
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)	(0.38)

United Kingdom
Million pound sterling

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	1,850	2,059	(209)	(10.2)

Net fees	456	453	3	0.7
Gains (losses) on financial transactions	249	232	17	7.2
Other operating income*	11	11	0	0.1

Gross income	2,565	2,754	(189)	(6.9)

Operating expenses	(1,108)	(1,100)	(8)	0.8
General administrative expenses	(953)	(964)	11	(1.1)
Personnel	(580)	(558)	(22)	3.9
Other general administrative expenses	(373)	(405)	32	(8.0)
Depreciation and amortisation	(155)	(136)	(19)	14.1

Net operating income	1,457	1,655	(198)	(11.9)

Net loan-loss provisions	(235)	(461)	226	(49.0)
Other income	(72)	(6)	(66)	—

Profit before taxes**	1,150	1,188	(38)	(3.2)

Tax on profit	(311)	(313)	2	(0.5)

Profit from continuing operations**	839	875	(36)	(4.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit**	839	875	(36)	(4.2)

Minority interests	0	0	(0)	(86.7)

Attributable profit to the Group**	839	875	(36)	(4.2)

Extraordinary allowances	(538)	—	(538)	—

Attributable profit to the Group	300	875	(575)	(65.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans***	200,713	199,202	1,511	0.8
Trading portfolio (w/o loans)	42,081	40,652	1,429	3.5
Available-for-sale financial assets	43	807	(764)	(94.7)
Due from credit institutions***	26,048	18,312	7,735	42.2
Intangible assets and property and equipment	1,983	1,248	735	58.9
Other assets	42,684	33,905	8,779	25.9

Total assets/liabilities & shareholders’ equity	313,551	294,126	19,425	6.6

Customer deposits***	164,569	151,891	12,677	8.3
Marketable debt securities***	64,926	54,099	10,827	20.0
Subordinated debt***	6,573	7,680	(1,107)	(14.4)
Insurance liabilities	1	1	(0)	(31.6)
Due to credit institutions***	39,955	46,739	(6,784)	(14.5)
Other liabilities	26,521	27,107	(586)	(2.2)
Shareholders’ equity****	11,006	6,609	4,397	66.5

Other customer funds under management	13,116	10,793	2,323	21.5

Mutual funds	13,116	10,793	2,323	21.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	249,184	224,463	24,721	11.0

***	Including all on-balance sheet balances for this item

****	Not including profit of the year

United Kingdom
Million pound sterling

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	1,030	1,028	1,025	1,001	948	902

Net fees	221	232	224	203	198	258
Gains (losses) on financial transactions	118	114	93	71	134	115
Other operating income*	5	6	5	10	5	6

Gross income	1,375	1,380	1,348	1,284	1,285	1,280

Operating expenses	(544)	(555)	(542)	(543)	(556)	(552)
General administrative expenses	(477)	(487)	(481)	(476)	(478)	(475)
Personnel	(272)	(286)	(279)	(273)	(292)	(288)
Other general administrative expenses	(205)	(201)	(202)	(203)	(186)	(187)
Depreciation and amortisation	(67)	(68)	(61)	(67)	(77)	(77)

Net operating income	830	825	805	741	729	728

Net loan-loss provisions	(237)	(223)	(182)	(154)	(118)	(117)
Other income	(5)	(1)	(8)	(76)	(39)	(33)

Profit before taxes**	588	600	615	511	572	577

Tax on profit	(160)	(153)	(180)	(136)	(154)	(158)

Profit from continuing operations**	428	447	435	375	419	420

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit**	428	447	435	375	419	420

Minority interests	0	0	0	0	(0)	0

Attributable profit to the Group**	428	447	435	374	419	420

Extraordinary allowances	—	—	—	—	—	(538)

Attributable profit to the Group	428	447	435	374	419	(118)

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans***	198,528	199,202	200,965	201,292	202,267	200,713
Trading portfolio (w/o loans)	41,000	40,652	44,691	38,894	36,201	42,081
Available-for-sale financial assets	808	807	810	175	32	43
Due from credit institutions***	29,640	18,312	32,602	25,080	29,146	26,048
Intangible assets and property and equipment	1,270	1,248	1,253	2,000	1,991	1,983
Other assets	20,567	33,905	36,359	36,205	41,988	42,684

Total assets/liabilities & shareholders’ equity	291,813	294,126	316,681	303,646	311,625	313,551

Customer deposits***	150,091	151,891	155,212	158,850	159,403	164,569
Marketable debt securities***	53,796	54,099	60,761	55,368	55,624	64,926
Subordinated debt***	7,744	7,680	7,193	7,009	6,497	6,573
Insurance liabilities	2	1	1	1	1	1
Due to credit institutions***	47,461	46,739	46,783	46,634	55,810	39,955
Other liabilities	26,136	27,107	35,647	25,660	23,293	26,521
Shareholders’ equity****	6,584	6,609	11,084	10,124	10,999	11,006

Other customer funds under management	10,609	10,793	11,785	12,368	12,552	13,116

Mutual funds	10,609	10,793	11,785	12,368	12,552	13,116
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	222,239	224,463	234,950	233,596	234,075	249,184

***	Including all on-balance sheet balances for this item

****	Not including profit of the year

Latin America
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	8,042	7,067	974	13.8

Net fees	2,519	2,235	285	12.7
Gains (losses) on financial transactions	709	620	89	14.3
Other operating income*	(42)	1	(43)	—

Gross income	11,228	9,923	1,304	13.1

Operating expenses	(4,304)	(3,793)	(511)	13.5
General administrative expenses	(3,864)	(3,434)	(430)	12.5
Personnel	(2,178)	(1,854)	(324)	17.5
Other general administrative expenses	(1,686)	(1,581)	(106)	6.7
Depreciation and amortisation	(440)	(359)	(82)	22.8

Net operating income	6,923	6,130	793	12.9

Net loan-loss provisions	(2,725)	(2,484)	(241)	9.7
Other income	(505)	(452)	(53)	11.7

Profit before taxes	3,693	3,194	499	15.6

Tax on profit	(840)	(668)	(171)	25.6

Profit from continuing operations	2,853	2,525	328	13.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,853	2,525	328	13.0

Minority interests	396	403	(7)	(1.6)

Attributable profit to the Group	2,457	2,122	335	15.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	132,095	116,605	15,490	13.3
Trading portfolio (w/o loans)	35,839	36,326	(487)	(1.3)
Available-for-sale financial assets	34,417	30,209	4,208	13.9
Due from credit institutions**	22,667	22,964	(297)	(1.3)
Intangible assets and property and equipment	4,766	4,500	265	5.9
Other assets	60,547	46,951	13,597	29.0

Total assets/liabilities & shareholders’ equity	290,331	257,555	32,777	12.7

Customer deposits**	138,596	127,886	10,711	8.4
Marketable debt securities**	22,495	10,086	12,408	123.0
Subordinated debt**	5,864	5,827	36	0.6
Insurance liabilities	9,809	4,573	5,236	114.5
Due to credit institutions**	47,058	43,160	3,897	9.0
Other liabilities	44,823	43,538	1,284	3.0
Shareholders’ equity***	21,687	22,484	(797)	(3.5)

Other customer funds under management	76,290	74,772	1,518	2.0

Mutual funds	62,433	58,546	3,886	6.6
Pension funds	—	(0)	0	(100.0)
Managed portfolios	12,973	16,005	(3,033)	(18.9)
Savings-insurance policies	884	220	664	301.8

Customer funds under management	243,244	218,571	24,673	11.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	22.17	20.21	1.96	p.
Efficiency ratio (with amortisations)	38.3	38.2	0.1	p.
NPL ratio	4.20	4.13	0.07	p.
NPL coverage	105	105	(0	p.)
Number of employees (direct & indirect)	89,860	86,734	3,126		3.6
Number of branches	5,908	5,757	151		2.6

Latin America
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	3,355	3,712	3,768	3,843	3,988	4,053

Net fees	1,045	1,190	1,209	1,217	1,256	1,264
Gains (losses) on financial transactions	330	290	433	358	308	401
Other operating income*	3	(1)	(39)	(36)	(4)	(38)

Gross income	4,733	5,191	5,371	5,382	5,548	5,679

Operating expenses	(1,773)	(2,021)	(2,081)	(2,096)	(2,142)	(2,163)
General administrative expenses	(1,606)	(1,828)	(1,886)	(1,873)	(1,926)	(1,938)
Personnel	(862)	(991)	(1,026)	(1,076)	(1,094)	(1,083)
Other general administrative expenses	(743)	(837)	(860)	(797)	(831)	(855)
Depreciation and amortisation	(167)	(192)	(196)	(223)	(216)	(225)

Net operating income	2,960	3,170	3,289	3,286	3,407	3,516

Net loan-loss provisions	(1,237)	(1,247)	(1,057)	(1,146)	(1,251)	(1,474)
Other income	(257)	(195)	(232)	(63)	(227)	(278)

Profit before taxes	1,466	1,728	2,000	2,077	1,929	1,764

Tax on profit	(278)	(391)	(459)	(566)	(456)	(383)

Profit from continuing operations	1,188	1,337	1,541	1,511	1,473	1,381

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,188	1,337	1,541	1,511	1,473	1,381

Minority interests	186	216	238	209	203	193

Attributable profit to the Group	1,002	1,121	1,303	1,302	1,270	1,188

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	102,150	116,605	117,909	127,268	124,691	132,095
Trading portfolio (w/o loans)	27,574	36,326	34,487	31,580	28,754	35,839
Available-for-sale financial assets	27,601	30,209	27,263	30,697	31,659	34,417
Due from credit institutions**	20,595	22,964	23,121	21,632	21,288	22,667
Intangible assets and property and equipment	4,129	4,500	4,393	4,880	4,669	4,766
Other assets	42,463	46,951	50,868	57,186	58,413	60,547

Total assets/liabilities & shareholders’ equity	224,511	257,555	258,041	273,243	269,474	290,331

Customer deposits**	115,979	127,886	128,554	137,848	135,034	138,596
Marketable debt securities**	8,547	10,086	12,143	15,376	18,681	22,495
Subordinated debt**	5,213	5,827	5,357	5,683	5,586	5,864
Insurance liabilities	5,208	4,573	2,942	9,515	9,431	9,809
Due to credit institutions**	29,640	43,160	37,384	38,103	38,597	47,058
Other liabilities	38,361	43,538	50,053	45,913	39,616	44,823
Shareholders’ equity***	21,563	22,484	21,609	20,805	22,527	21,687

Other customer funds under management	68,533	74,772	67,839	77,180	77,673	76,290

Mutual funds	54,446	58,546	52,377	61,621	63,588	62,433
Pension funds	—	(0)	—	(0)	(0)	—
Managed portfolios	13,948	16,005	15,239	14,800	13,252	12,973
Savings-insurance policies	140	220	223	758	833	884

Customer funds under management	198,272	218,571	213,892	236,087	236,975	243,244

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	4.18	4.13	4.15	4.11	4.01	4.20
NPL coverage	107	105	103	104	107	105

Latin America
Million dollars

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	11,276	9,347	1,929	20.6

Net fees	3,533	2,956	577	19.5
Gains (losses) on financial transactions	993	820	174	21.2
Other operating income*	(59)	2	(61)	—

Gross income	15,744	13,124	2,620	20.0

Operating expenses	(6,036)	(5,016)	(1,019)	20.3
General administrative expenses	(5,418)	(4,542)	(876)	19.3
Personnel	(3,054)	(2,452)	(602)	24.6
Other general administrative expenses	(2,364)	(2,090)	(274)	13.1
Depreciation and amortisation	(618)	(474)	(143)	30.2

Net operating income	9,708	8,108	1,600	19.7

Net loan-loss provisions	(3,821)	(3,286)	(536)	16.3
Other income	(708)	(598)	(110)	18.4

Profit before taxes	5,178	4,224	955	22.6

Tax on profit	(1,177)	(884)	(293)	33.2

Profit from continuing operations	4,001	3,340	662	19.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,001	3,340	662	19.8

Minority interests	556	533	23	4.3

Attributable profit to the Group	3,446	2,807	639	22.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	190,917	143,086	47,831	33.4
Trading portfolio (w/o loans)	51,798	44,576	7,223	16.2
Available-for-sale financial assets	49,743	37,069	12,674	34.2
Due from credit institutions**	32,761	28,179	4,582	16.3
Intangible assets and property and equipment	6,888	5,522	1,365	24.7
Other assets	87,509	57,613	29,896	51.9

Total assets/liabilities & shareholders’ equity	419,616	316,045	103,570	32.8

Customer deposits**	200,313	156,928	43,385	27.6
Marketable debt securities**	32,512	12,377	20,135	162.7
Subordinated debt**	8,475	7,151	1,324	18.5
Insurance liabilities	14,177	5,611	8,566	152.6
Due to credit institutions**	68,012	52,962	15,050	28.4
Other liabilities	64,783	53,426	11,357	21.3
Shareholders’ equity***	31,344	27,590	3,755	13.6

Other customer funds under management	110,262	91,752	18,509	20.2

Mutual funds	90,234	71,842	18,392	25.6
Pension funds	—	(0)	0	(100.0)
Managed portfolios	18,749	19,640	(891)	(4.5)
Savings-insurance policies	1,278	270	1,008	373.3

Customer funds under management	351,561	268,208	83,352	31.1

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	4,637	4,710	4,862	5,208	5,453	5,823

Net fees	1,444	1,512	1,560	1,650	1,717	1,816
Gains (losses) on financial transactions	455	364	561	485	421	572
Other operating income*	4	(2)	(52)	(48)	(5)	(54)

Gross income	6,540	6,584	6,932	7,295	7,586	8,158

Operating expenses	(2,450)	(2,567)	(2,687)	(2,840)	(2,928)	(3,108)
General administrative expenses	(2,219)	(2,323)	(2,434)	(2,539)	(2,633)	(2,785)
Personnel	(1,192)	(1,260)	(1,324)	(1,456)	(1,496)	(1,557)
Other general administrative expenses	(1,027)	(1,063)	(1,110)	(1,083)	(1,137)	(1,228)
Depreciation and amortisation	(230)	(244)	(253)	(301)	(295)	(322)

Net operating income	4,091	4,017	4,245	4,455	4,658	5,050

Net loan-loss provisions	(1,710)	(1,576)	(1,358)	(1,556)	(1,710)	(2,111)
Other income	(355)	(243)	(299)	(91)	(310)	(398)

Profit before taxes	2,026	2,198	2,587	2,808	2,637	2,541

Tax on profit	(384)	(500)	(594)	(762)	(624)	(553)

Profit from continuing operations	1,642	1,698	1,993	2,046	2,013	1,988

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,642	1,698	1,993	2,046	2,013	1,988

Minority interests	258	275	308	283	278	278

Attributable profit to the Group	1,384	1,423	1,685	1,762	1,736	1,710

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	137,688	143,086	160,922	170,056	177,149	190,917
Trading portfolio (w/o loans)	37,167	44,576	47,068	42,197	40,851	51,798
Available-for-sale financial assets	37,203	37,069	37,208	41,017	44,978	49,743
Due from credit institutions**	27,759	28,179	31,555	28,904	30,244	32,761
Intangible assets and property and equipment	5,566	5,522	5,995	6,520	6,633	6,888
Other assets	57,236	57,613	69,425	76,412	82,987	87,509

Total assets/liabilities & shareholders’ equity	302,619	316,045	352,174	365,107	382,841	419,616

Customer deposits**	156,328	156,928	175,450	184,192	191,843	200,313
Marketable debt securities**	11,521	12,377	16,572	20,545	26,541	32,512
Subordinated debt**	7,026	7,151	7,311	7,593	7,936	8,475
Insurance liabilities	7,020	5,611	4,015	12,714	13,399	14,177
Due to credit institutions**	39,952	52,962	51,021	50,913	54,835	68,012
Other liabilities	51,707	53,426	68,313	61,349	56,283	64,783
Shareholders’ equity***	29,065	27,590	29,492	27,800	32,005	31,344

Other customer funds under management	92,376	91,752	92,586	103,128	110,350	110,262

Mutual funds	73,387	71,842	71,484	82,338	90,340	90,234
Pension funds	—	(0)	—	(0)	(0)	—
Managed portfolios	18,800	19,640	20,798	19,776	18,827	18,749
Savings-insurance policies	189	270	304	1,013	1,184	1,278

Customer funds under management	267,251	268,208	291,920	315,459	336,670	351,561

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America. Results
Million euros

	Gross income		Net operating income		Attributable profit to the Group
	H1 ’11	Var. (%)	H1 ’11	Var. (%)	H1 ’11	Var. (%)

Brazil	7,946	16.8	5,042	17.7	1,381	7.6
Mexico	1,239	4.1	767	2.9	486	72.3
Chile	1,067	7.8	673	5.2	349	18.0
Argentina	435	10.3	223	1.7	138	0.8
Uruguay	76	(10.6)	19	(52.6)	10	(70.8)
Colombia	91	6.2	36	2.8	20	5.0
Puerto Rico	167	(9.9)	84	(16.1)	17	(13.6)
Rest	63	11.8	(1)	(85.5)	(8)	(41.6)

Subtotal	11,085	13.2	6,842	12.9	2,393	16.3

Santander Private Banking	143	7.7	81	13.6	65	(0.5)

Total	11,228	13.1	6,923	12.9	2,457	15.8

Latin America. Results
Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	H1 ’11	Var. (%)	H1 ’11	Var. (%)	H1 ’11	Var. (%)

Brazil	11,142	23.8	7,069	24.8	1,936	14.1
Mexico	1,738	10.4	1,076	9.1	682	82.7
Chile	1,497	14.3	943	11.5	489	25.1
Argentina	610	16.9	312	7.8	194	6.9
Uruguay	107	(5.2)	27	(49.8)	14	(69.1)
Colombia	128	12.6	50	8.9	27	11.3
Puerto Rico	235	(4.5)	118	(11.0)	23	(8.4)
Rest	88	18.6	(1)	(84.6)	(11)	(38.1)

Subtotal	15,543	20.0	9,595	19.7	3,355	23.3

Santander Private Banking	200	14.1	113	20.4	91	5.4

Total	15,744	20.0	9,708	19.7	3,446	22.8

Brazil
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	5,901	4,990	911	18.3

Net fees	1,650	1,439	211	14.7
Gains (losses) on financial transactions	472	388	84	21.5
Other operating income*	(77)	(14)	(62)	441.5

Gross income	7,946	6,803	1,143	16.8

Operating expenses	(2,904)	(2,519)	(385)	15.3
General administrative expenses	(2,597)	(2,290)	(307)	13.4
Personnel	(1,434)	(1,200)	(234)	19.5
Other general administrative expenses	(1,163)	(1,090)	(73)	6.7
Depreciation and amortisation	(307)	(230)	(78)	33.8

Net operating income	5,042	4,283	758	17.7

Net loan-loss provisions	(2,300)	(1,926)	(374)	19.4
Other income	(505)	(411)	(94)	22.9

Profit before taxes	2,236	1,946	290	14.9

Tax on profit	(560)	(436)	(124)	28.5

Profit from continuing operations	1,676	1,510	166	11.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,676	1,510	166	11.0

Minority interests	295	227	68	30.2

Attributable profit to the Group	1,381	1,283	97	7.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount		%
Balance sheet
Customer loans**	73,320	64,495	8,826		13.7
Trading portfolio (w/o loans)	14,407	16,495	(2,088)		(12.7)
Available-for-sale financial assets	24,596	19,731	4,865		24.7
Due from credit institutions**	10,134	10,167	(32)		(0.3)
Intangible assets and property and equipment	3,773	3,470	304		8.8
Other assets	44,696	34,274	10,422		30.4

Total assets/liabilities & shareholders’ equity	170,927	148,631	22,296		15.0

Customer deposits**	78,188	71,466	6,722		9.4
Marketable debt securities**	14,553	5,540	9,012		162.7
Subordinated debt**	4,547	4,566	(19)		(0.4)
Insurance liabilities	8,980	3,960	5,020		126.8
Due to credit institutions**	27,218	26,551	666		2.5
Other liabilities	25,954	23,155	2,799		12.1
Shareholders’ equity***	11,488	13,393	(1,905)		(14.2)

Other customer funds under management	49,756	44,614	5,141		11.5

Mutual funds	45,397	40,476	4,922		12.2
Pension funds	—	—	—		—
Managed portfolios	3,791	4,084	(293)		(7.2)
Savings-insurance policies	567	55	512		932.9

Customer funds under management	147,043	126,186	20,857		16.5

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	23.73	20.79	2.94	p.
Efficiency ratio (with amortisations)	36.6	37.0	(0.4	p.)
NPL ratio	5.05	5.01	0.04	p.
NPL coverage	102	98	5	p.
Number of employees (direct & indirect)	53,029	51,402	1,627		3.2
Number of branches	3,728	3,588	140		3.9

Brazil
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	2,378	2,612	2,692	2,779	2,938	2,962

Net fees	671	768	789	773	810	840
Gains (losses) on financial transactions	179	209	289	298	195	277
Other operating income*	4	(19)	(46)	(54)	(17)	(59)

Gross income	3,232	3,571	3,725	3,796	3,926	4,019

Operating expenses	(1,178)	(1,341)	(1,393)	(1,403)	(1,450)	(1,454)
General administrative expenses	(1,070)	(1,219)	(1,263)	(1,255)	(1,303)	(1,295)
Personnel	(560)	(640)	(672)	(720)	(727)	(707)
Other general administrative expenses	(511)	(579)	(591)	(535)	(575)	(588)
Depreciation and amortisation	(108)	(122)	(131)	(148)	(148)	(159)

Net operating income	2,053	2,230	2,331	2,393	2,476	2,566

Net loan-loss provisions	(946)	(980)	(846)	(937)	(1,046)	(1,255)
Other income	(230)	(181)	(218)	(117)	(232)	(274)

Profit before taxes	877	1,069	1,267	1,339	1,199	1,037

Tax on profit	(174)	(262)	(335)	(429)	(309)	(251)

Profit from continuing operations	703	807	933	910	889	787

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	703	807	933	910	889	787

Minority interests	106	121	153	159	157	138

Attributable profit to the Group	597	686	780	751	732	649

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	56,616	64,495	65,064	71,027	69,447	73,320
Trading portfolio (w/o loans)	9,823	16,495	10,511	11,529	10,567	14,407
Available-for-sale financial assets	15,911	19,731	17,506	21,257	22,584	24,596
Due from credit institutions**	9,387	10,167	11,270	10,863	10,966	10,134
Intangible assets and property and equipment	3,119	3,470	3,419	3,813	3,679	3,773
Other assets	28,918	34,274	38,203	41,775	40,534	44,696

Total assets/liabilities & shareholders’ equity	123,775	148,631	145,973	160,264	157,776	170,927

Customer deposits**	63,066	71,466	73,829	75,669	75,605	78,188
Marketable debt securities**	4,675	5,540	6,596	9,164	11,780	14,553
Subordinated debt**	4,099	4,566	4,065	4,372	4,325	4,547
Insurance liabilities	4,697	3,960	2,333	8,857	8,679	8,980
Due to credit institutions**	13,390	26,551	21,239	24,233	22,091	27,218
Other liabilities	21,218	23,155	25,762	26,362	23,612	25,954
Shareholders’ equity***	12,631	13,393	12,149	11,608	11,684	11,488

Other customer funds under management	40,968	44,614	39,422	48,727	50,822	49,756

Mutual funds	37,526	40,476	35,300	43,942	46,705	45,397
Pension funds	—	—	—	—	—	—
Managed portfolios	3,442	4,084	4,062	4,205	3,568	3,791
Savings-insurance policies	—	55	60	580	549	567

Customer funds under management	112,807	126,186	123,912	137,931	142,533	147,043

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	5.04	5.01	4.97	4.91	4.85	5.05
NPL coverage	100	98	98	101	104	102

Spread (Retail Banking)	16.13	16.23	15.81	15.42	15.84	16.17

Spread loans	15.26	15.29	14.73	14.29	14.72	15.05
Spread deposits	0.87	0.94	1.08	1.13	1.12	1.12

Brazil
Million dollars

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	8,274	6,599	1,675	25.4

Net fees	2,314	1,903	411	21.6
Gains (losses) on financial transactions	661	513	148	28.9
Other operating income*	(107)	(19)	(89)	474.2

Gross income	11,142	8,997	2,145	23.8

Operating expenses	(4,072)	(3,332)	(741)	22.2
General administrative expenses	(3,642)	(3,028)	(613)	20.3
Personnel	(2,011)	(1,587)	(424)	26.7
Other general administrative expenses	(1,631)	(1,441)	(190)	13.2
Depreciation and amortisation	(431)	(304)	(127)	41.8

Net operating income	7,069	5,665	1,404	24.8

Net loan-loss provisions	(3,225)	(2,547)	(678)	26.6
Other income	(709)	(544)	(165)	30.3

Profit before taxes	3,135	2,574	562	21.8

Tax on profit	(785)	(576)	(209)	36.2

Profit from continuing operations	2,350	1,997	353	17.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,350	1,997	353	17.7

Minority interests	414	300	114	38.0

Attributable profit to the Group	1,936	1,697	239	14.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	105,970	79,141	26,829	33.9
Trading portfolio (w/o loans)	20,822	20,240	582	2.9
Available-for-sale financial assets	35,548	24,212	11,336	46.8
Due from credit institutions**	14,647	12,476	2,172	17.4
Intangible assets and property and equipment	5,454	4,258	1,196	28.1
Other assets	64,600	42,058	22,542	53.6

Total assets/liabilities & shareholders’ equity	247,041	182,385	64,656	35.5

Customer deposits**	113,005	87,696	25,310	28.9
Marketable debt securities**	21,033	6,798	14,235	209.4
Subordinated debt**	6,572	5,603	969	17.3
Insurance liabilities	12,979	4,859	8,120	167.1
Due to credit institutions**	39,338	32,581	6,757	20.7
Other liabilities	37,511	28,414	9,097	32.0
Shareholders’ equity***	16,604	16,434	169	1.0

Other customer funds under management	71,912	54,746	17,166	31.4

Mutual funds	65,613	49,668	15,945	32.1
Pension funds	—	—	—	—
Managed portfolios	5,479	5,011	468	9.3
Savings-insurance policies	820	67	753	—

Customer funds under management	212,521	154,843	57,679	37.2

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	3,286	3,313	3,474	3,765	4,018	4,256

Net fees	927	976	1,019	1,048	1,108	1,206
Gains (losses) on financial transactions	247	266	375	402	266	395
Other operating income*	6	(25)	(60)	(72)	(23)	(84)

Gross income	4,466	4,531	4,808	5,142	5,368	5,773

Operating expenses	(1,628)	(1,703)	(1,799)	(1,901)	(1,983)	(2,089)
General administrative expenses	(1,479)	(1,549)	(1,630)	(1,700)	(1,781)	(1,861)
Personnel	(774)	(814)	(868)	(973)	(994)	(1,017)
Other general administrative expenses	(706)	(735)	(762)	(727)	(787)	(844)
Depreciation and amortisation	(149)	(155)	(169)	(200)	(202)	(228)

Net operating income	2,838	2,827	3,009	3,241	3,385	3,684

Net loan-loss provisions	(1,308)	(1,240)	(1,088)	(1,271)	(1,430)	(1,796)
Other income	(318)	(226)	(282)	(162)	(317)	(392)

Profit before taxes	1,212	1,362	1,640	1,808	1,639	1,497

Tax on profit	(240)	(336)	(434)	(576)	(423)	(362)

Profit from continuing operations	972	1,025	1,206	1,232	1,216	1,134

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	972	1,025	1,206	1,232	1,216	1,134

Minority interests	146	154	198	215	215	199

Attributable profit to the Group	826	871	1,008	1,017	1,001	935

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	76,313	79,141	88,800	94,907	98,663	105,970
Trading portfolio (w/o loans)	13,240	20,240	14,346	15,405	15,012	20,822
Available-for-sale financial assets	21,447	24,212	23,892	28,404	32,085	35,548
Due from credit institutions**	12,653	12,476	15,381	14,515	15,580	14,647
Intangible assets and property and equipment	4,204	4,258	4,667	5,095	5,227	5,454
Other assets	38,979	42,058	52,139	55,820	57,586	64,600

Total assets/liabilities & shareholders’ equity	166,836	182,385	199,224	214,144	224,153	247,041

Customer deposits**	85,006	87,696	100,761	101,108	107,412	113,005
Marketable debt securities**	6,301	6,798	9,002	12,245	16,736	21,033
Subordinated debt**	5,525	5,603	5,548	5,841	6,145	6,572
Insurance liabilities	6,331	4,859	3,184	11,835	12,330	12,979
Due to credit institutions**	18,048	32,581	28,987	32,380	31,384	39,338
Other liabilities	28,600	28,414	35,160	35,225	33,546	37,511
Shareholders’ equity***	17,025	16,434	16,581	15,510	16,599	16,604

Other customer funds under management	55,221	54,746	53,803	65,108	72,203	71,912

Mutual funds	50,581	49,668	48,178	58,715	66,354	65,613
Pension funds	—	—	—	—	—	—
Managed portfolios	4,640	5,011	5,543	5,618	5,069	5,479
Savings-insurance policies	—	67	82	775	779	820

Customer funds under management	152,053	154,843	169,115	184,303	202,497	212,521

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	13,496	11,859	1,637	13.8

Net fees	3,774	3,420	354	10.4
Gains (losses) on financial transactions	1,079	922	156	17.0
Other operating income*	(175)	(34)	(142)	421.1

Gross income	18,174	16,168	2,006	12.4

Operating expenses	(6,643)	(5,988)	(655)	10.9
General administrative expenses	(5,940)	(5,442)	(498)	9.2
Personnel	(3,280)	(2,852)	(428)	15.0
Other general administrative expenses	(2,660)	(2,589)	(70)	2.7
Depreciation and amortisation	(703)	(546)	(157)	28.7

Net operating income	11,531	10,180	1,351	13.3

Net loan-loss provisions	(5,261)	(4,578)	(683)	14.9
Other income	(1,156)	(977)	(179)	18.3

Profit before taxes	5,114	4,625	489	10.6

Tax on profit	(1,281)	(1,036)	(245)	23.6

Profit from continuing operations	3,833	3,589	244	6.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,833	3,589	244	6.8

Minority interests	675	539	136	25.3

Attributable profit to the Group	3,158	3,050	108	3.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	165,711	142,417	23,294	16.4
Trading portfolio (w/o loans)	32,561	36,423	(3,863)	(10.6)
Available-for-sale financial assets	55,588	43,570	12,019	27.6
Due from credit institutions**	22,905	22,450	454	2.0
Intangible assets and property and equipment	8,528	7,662	866	11.3
Other assets	101,018	75,684	25,334	33.5

Total assets/liabilities & shareholders’ equity	386,312	328,206	58,106	17.7

Customer deposits**	176,713	157,811	18,902	12.0
Marketable debt securities**	32,890	12,234	20,657	168.9
Subordinated debt**	10,276	10,082	194	1.9
Insurance liabilities	20,295	8,743	11,552	132.1
Due to credit institutions**	61,515	58,631	2,884	4.9
Other liabilities	58,658	51,131	7,527	14.7
Shareholders’ equity***	25,964	29,574	(3,610)	(12.2)

Other customer funds under management	112,453	98,517	13,935	14.1

Mutual funds	102,603	89,379	13,224	14.8
Pension funds	—	—	—	—
Managed portfolios	8,568	9,017	(450)	(5.0)
Savings-insurance policies	1,282	121	1,161	957.2

Customer funds under management	332,332	278,644	53,688	19.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	5,920	5,939	6,075	6,400	6,696	6,799

Net fees	1,671	1,749	1,782	1,778	1,847	1,927
Gains (losses) on financial transactions	445	478	659	687	444	635
Other operating income*	11	(45)	(106)	(125)	(39)	(136)

Gross income	8,047	8,121	8,410	8,739	8,948	9,226

Operating expenses	(2,934)	(3,054)	(3,147)	(3,230)	(3,305)	(3,337)
General administrative expenses	(2,666)	(2,776)	(2,851)	(2,888)	(2,968)	(2,972)
Personnel	(1,394)	(1,459)	(1,518)	(1,658)	(1,657)	(1,623)
Other general administrative expenses	(1,272)	(1,318)	(1,333)	(1,230)	(1,311)	(1,349)
Depreciation and amortisation	(269)	(277)	(296)	(342)	(337)	(365)

Net operating income	5,113	5,068	5,263	5,509	5,643	5,889

Net loan-loss provisions	(2,357)	(2,222)	(1,894)	(2,156)	(2,383)	(2,878)
Other income	(573)	(404)	(492)	(267)	(528)	(628)

Profit before taxes	2,183	2,442	2,877	3,087	2,731	2,383

Tax on profit	(432)	(604)	(764)	(990)	(705)	(576)

Profit from continuing operations	1,751	1,838	2,114	2,096	2,027	1,807

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,751	1,838	2,114	2,096	2,027	1,807

Minority interests	263	276	347	367	358	317

Attributable profit to the Group	1,488	1,562	1,766	1,729	1,668	1,489

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	136,122	142,417	150,956	157,517	160,130	165,711
Trading portfolio (w/o loans)	23,617	36,423	24,387	25,567	24,365	32,561
Available-for-sale financial assets	38,255	43,570	40,615	47,142	52,074	55,588
Due from credit institutions**	22,570	22,450	26,147	24,090	25,286	22,905
Intangible assets and property and equipment	7,498	7,662	7,934	8,456	8,484	8,528
Other assets	69,529	75,684	88,635	92,644	93,462	101,018

Total assets/liabilities & shareholders’ equity	297,591	328,206	338,672	355,417	363,800	386,312

Customer deposits**	151,629	157,811	171,290	167,810	174,331	176,713
Marketable debt securities**	11,239	12,234	15,304	20,322	27,162	32,890
Subordinated debt**	9,855	10,082	9,432	9,695	9,974	10,276
Insurance liabilities	11,293	8,743	5,412	19,643	20,011	20,295
Due to credit institutions**	32,193	58,631	49,277	53,741	50,937	61,515
Other liabilities	51,014	51,131	59,771	58,463	54,445	58,658
Shareholders’ equity***	30,369	29,574	28,187	25,742	26,941	25,964

Other customer funds under management	98,500	98,517	91,463	108,061	117,186	112,453

Mutual funds	90,224	89,379	81,900	97,450	107,693	102,603
Pension funds	—	—	—	—	—	—
Managed portfolios	8,276	9,017	9,423	9,325	8,228	8,568
Savings-insurance policies	—	121	140	1,286	1,265	1,282

Customer funds under management	271,223	278,644	287,489	305,889	328,653	332,332

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million euros

			Variation
	H1 ’11	H1 ’10	Amount		%
Income statement
Net interest income	820	813	6		0.8

Net fees	307	282	24		8.5
Gains (losses) on financial transactions	110	98	12		12.5
Other operating income*	3	(3)	6		—

Gross income	1,239	1,190	49		4.1

Operating expenses	(472)	(445)	(27)		6.1
General administrative expenses	(417)	(391)	(26)		6.6
Personnel	(235)	(208)	(27)		13.1
Other general administrative expenses	(183)	(184)	1		(0.7)
Depreciation and amortisation	(55)	(53)	(1)		2.2

Net operating income	767	746	22		2.9

Net loan-loss provisions	(157)	(256)	99		(38.8)
Other income	(7)	(31)	24		(78.0)

Profit before taxes	604	459	145		31.6

Tax on profit	(116)	(83)	(34)		40.9

Profit from continuing operations	487	376	111		29.6

Net profit from discontinued operations	—	—	—		—

Consolidated profit	487	376	111		29.6

Minority interests	1	94	(93)		(99.3)

Attributable profit to the Group	486	282	204		72.3

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount		%
Balance sheet
Customer loans**	17,722	14,334	3,389		23.6
Trading portfolio (w/o loans)	14,772	12,356	2,417		19.6
Available-for-sale financial assets	2,775	4,604	(1,830)		(39.7)
Due from credit institutions**	5,795	6,407	(612)		(9.6)
Intangible assets and property and equipment	374	407	(34)		(8.3)
Other assets	4,820	4,319	500		11.6

Total assets/liabilities & shareholders’ equity	46,257	42,427	3,830		9.0

Customer deposits**	20,824	19,317	1,507		7.8
Marketable debt securities**	2,209	485	1,724		355.3
Subordinated debt**	—	66	(66)		(100.0)
Insurance liabilities	456	320	137		42.8
Due to credit institutions**	9,460	7,804	1,656		21.2
Other liabilities	8,792	10,977	(2,185)		(19.9)
Shareholders’ equity***	4,516	3,459	1,057		30.6

Other customer funds under management	10,933	10,822	112		1.0

Mutual funds	10,698	10,709	(11)		(0.1)
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	235	112	123		109.4

Customer funds under management	33,966	30,690	3,277		10.7

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	21.26	17.95	3.31	p.
Efficiency ratio (with amortisations)	38.1	37.4	0.7	p.
NPL ratio	2.45	1.77	0.68	p.
NPL coverage	165	257	(92	p.)
Number of employees (direct & indirect)	12,940	12,405	535		4.3
Number of branches	1,098	1,092	6		0.5

Mexico
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	383	430	406	394	406	414

Net fees	134	149	144	141	159	147
Gains (losses) on financial transactions	64	34	68	12	49	61
Other operating income*	(7)	4	(5)	5	(0)	4

Gross income	574	617	613	552	614	625

Operating expenses	(211)	(234)	(236)	(241)	(231)	(241)
General administrative expenses	(187)	(204)	(210)	(213)	(204)	(214)
Personnel	(100)	(108)	(110)	(112)	(118)	(117)
Other general administrative expenses	(88)	(96)	(100)	(101)	(86)	(97)
Depreciation and amortisation	(24)	(30)	(26)	(27)	(27)	(27)

Net operating income	363	383	377	311	383	384

Net loan-loss provisions	(133)	(124)	(103)	(109)	(63)	(93)
Other income	(10)	(21)	(9)	10	(6)	(1)

Profit before taxes	220	239	265	213	314	290

Tax on profit	(31)	(52)	(45)	(14)	(57)	(59)

Profit from continuing operations	189	187	219	199	256	231

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	189	187	219	199	256	231

Minority interests	46	47	36	0	0	0

Attributable profit to the Group	142	140	183	198	256	230

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	12,546	14,334	14,346	15,156	15,907	17,722
Trading portfolio (w/o loans)	10,513	12,356	14,524	13,004	12,232	14,772
Available-for-sale financial assets	5,059	4,604	4,010	3,716	3,272	2,775
Due from credit institutions**	6,134	6,407	6,640	4,478	3,739	5,795
Intangible assets and property and equipment	399	407	372	401	382	374
Other assets	4,070	4,319	3,926	4,394	4,120	4,820

Total assets/liabilities & shareholders’ equity	38,721	42,427	43,816	41,148	39,651	46,257

Customer deposits**	17,777	19,317	19,356	21,144	20,528	20,824
Marketable debt securities**	416	485	378	363	1,202	2,209
Subordinated debt**	56	66	—	—	—	—
Insurance liabilities	260	320	295	303	415	456
Due to credit institutions**	8,617	7,804	8,615	7,507	5,873	9,460
Other liabilities	8,329	10,977	10,943	7,840	6,939	8,792
Shareholders’ equity***	3,266	3,459	4,230	3,991	4,693	4,516

Other customer funds under management	9,901	10,822	10,114	10,114	10,481	10,933

Mutual funds	9,801	10,709	10,009	10,005	10,257	10,698
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	100	112	105	109	224	235

Customer funds under management	28,150	30,690	29,848	31,622	32,211	33,966

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.86	1.77	2.20	1.84	1.58	2.45
NPL coverage	268	257	199	215	234	165

Spread (Retail Banking)	12.08	11.42	11.23	10.98	10.67	10.44

Spread loans	10.03	9.50	9.20	8.93	8.58	8.40
Spread deposits	2.05	1.92	2.03	2.05	2.09	2.04

Mexico
Million dollars

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	1,149	1,076	73	6.8

Net fees	430	373	56	15.1
Gains (losses) on financial transactions	154	129	25	19.3
Other operating income*	5	(4)	9	—

Gross income	1,738	1,574	163	10.4

Operating expenses	(662)	(588)	(74)	12.5
General administrative expenses	(585)	(518)	(68)	13.1
Personnel	(329)	(275)	(55)	19.9
Other general administrative expenses	(256)	(243)	(13)	5.3
Depreciation and amortisation	(77)	(71)	(6)	8.3

Net operating income	1,076	986	90	9.1

Net loan-loss provisions	(220)	(339)	119	(35.1)
Other income	(9)	(41)	31	(76.6)

Profit before taxes	846	607	240	39.5

Tax on profit	(163)	(109)	(54)	49.4

Profit from continuing operations	683	497	186	37.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	683	497	186	37.4

Minority interests	1	124	(123)	(99.2)

Attributable profit to the Group	682	373	309	82.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	25,614	17,589	8,025	45.6
Trading portfolio (w/o loans)	21,351	15,161	6,189	40.8
Available-for-sale financial assets	4,010	5,650	(1,640)	(29.0)
Due from credit institutions**	8,375	7,862	513	6.5
Intangible assets and property and equipment	540	500	40	8.0
Other assets	6,966	5,300	1,666	31.4

Total assets/liabilities & shareholders’ equity	66,856	52,062	14,794	28.4

Customer deposits**	30,097	23,704	6,393	27.0
Marketable debt securities**	3,193	595	2,597	436.3
Subordinated debt**	—	81	(81)	(100.0)
Insurance liabilities	659	392	267	68.1
Due to credit institutions**	13,673	9,576	4,097	42.8
Other liabilities	12,707	13,469	(763)	(5.7)
Shareholders’ equity***	6,528	4,245	2,283	53.8

Other customer funds under management	15,802	13,279	2,523	19.0

Mutual funds	15,462	13,142	2,321	17.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	340	138	202	146.6

Customer funds under management	49,092	37,659	11,432	30.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	529	546	524	536	555	594

Net fees	185	189	186	191	218	212
Gains (losses) on financial transactions	88	41	88	17	67	87
Other operating income*	(10)	6	(7)	7	(0)	5

Gross income	793	782	791	751	839	898

Operating expenses	(292)	(297)	(305)	(326)	(316)	(346)
General administrative expenses	(259)	(259)	(271)	(289)	(279)	(307)
Personnel	(138)	(137)	(142)	(152)	(161)	(168)
Other general administrative expenses	(121)	(122)	(129)	(137)	(118)	(138)
Depreciation and amortisation	(33)	(38)	(34)	(37)	(37)	(39)

Net operating income	501	485	486	425	523	552

Net loan-loss provisions	(183)	(156)	(133)	(148)	(87)	(133)
Other income	(14)	(27)	(11)	13	(8)	(2)

Profit before taxes	304	303	342	290	429	417

Tax on profit	(43)	(66)	(59)	(20)	(78)	(85)

Profit from continuing operations	261	236	283	270	351	332

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	261	236	283	270	351	332

Minority interests	64	60	46	2	1	0

Attributable profit to the Group	197	177	237	268	350	332

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	16,910	17,589	19,579	20,252	22,599	25,614
Trading portfolio (w/o loans)	14,170	15,161	19,822	17,376	17,378	21,351
Available-for-sale financial assets	6,819	5,650	5,473	4,965	4,648	4,010
Due from credit institutions**	8,268	7,862	9,062	5,983	5,312	8,375
Intangible assets and property and equipment	538	500	507	535	542	540
Other assets	5,486	5,300	5,358	5,871	5,853	6,966

Total assets/liabilities & shareholders’ equity	52,192	52,062	59,801	54,982	56,332	66,856

Customer deposits**	23,962	23,704	26,418	28,253	29,165	30,097
Marketable debt securities**	561	595	516	485	1,708	3,193
Subordinated debt**	75	81	—	—	—	—
Insurance liabilities	350	392	403	404	590	659
Due to credit institutions**	11,615	9,576	11,757	10,031	8,344	13,673
Other liabilities	11,227	13,469	14,935	10,476	9,858	12,707
Shareholders’ equity***	4,402	4,245	5,773	5,333	6,668	6,528

Other customer funds under management	13,345	13,279	13,803	13,515	14,890	15,802

Mutual funds	13,210	13,142	13,660	13,369	14,573	15,462
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	135	138	143	146	318	340

Customer funds under management	37,943	37,659	40,737	42,253	45,763	49,092

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	13,672	13,621	51	0.4

Net fees	5,113	4,729	384	8.1
Gains (losses) on financial transactions	1,833	1,636	198	12.1
Other operating income*	54	(51)	105	—

Gross income	20,672	19,935	737	3.7

Operating expenses	(7,875)	(7,450)	(424)	5.7
General administrative expenses	(6,964)	(6,556)	(409)	6.2
Personnel	(3,917)	(3,477)	(440)	12.7
Other general administrative expenses	(3,047)	(3,079)	32	(1.0)
Depreciation and amortisation	(910)	(895)	(16)	1.8

Net operating income	12,797	12,484	313	2.5

Net loan-loss provisions	(2,616)	(4,291)	1,675	(39.0)
Other income	(113)	(514)	401	(78.0)

Profit before taxes	10,069	7,679	2,389	31.1

Tax on profit	(1,942)	(1,384)	(558)	40.3

Profit from continuing operations	8,126	6,295	1,831	29.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	8,126	6,295	1,831	29.1

Minority interests	12	1,568	(1,556)	(99.3)

Attributable profit to the Group	8,115	4,727	3,387	71.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	300,865	225,558	75,307	33.4
Trading portfolio (w/o loans)	250,785	194,430	56,355	29.0
Available-for-sale financial assets	47,103	72,457	(25,354)	(35.0)
Due from credit institutions**	98,371	100,819	(2,447)	(2.4)
Intangible assets and property and equipment	6,344	6,411	(67)	(1.0)
Other assets	81,820	67,969	13,851	20.4

Total assets/liabilities & shareholders’ equity	785,288	667,643	117,644	17.6

Customer deposits**	353,517	303,977	49,539	16.3
Marketable debt securities**	37,501	7,634	29,867	391.2
Subordinated debt**	—	1,035	(1,035)	(100.0)
Insurance liabilities	7,746	5,030	2,716	54.0
Due to credit institutions**	160,598	122,800	37,798	30.8
Other liabilities	149,252	172,730	(23,478)	(13.6)
Shareholders’ equity***	76,674	54,437	22,237	40.8

Other customer funds under management	185,612	170,295	15,317	9.0

Mutual funds	181,618	168,527	13,091	7.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	3,994	1,769	2,226	125.9

Customer funds under management	576,630	482,943	93,688	19.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	6,756	6,865	6,709	6,629	6,692	6,980

Net fees	2,360	2,369	2,383	2,367	2,626	2,487
Gains (losses) on financial transactions	1,129	507	1,118	198	812	1,022
Other operating income*	(127)	76	(85)	85	(4)	58

Gross income	10,119	9,816	10,124	9,279	10,125	10,547

Operating expenses	(3,724)	(3,726)	(3,904)	(4,040)	(3,812)	(4,062)
General administrative expenses	(3,306)	(3,250)	(3,469)	(3,581)	(3,362)	(3,603)
Personnel	(1,756)	(1,721)	(1,816)	(1,882)	(1,941)	(1,977)
Other general administrative expenses	(1,550)	(1,529)	(1,654)	(1,700)	(1,421)	(1,626)
Depreciation and amortisation	(419)	(476)	(435)	(459)	(451)	(460)

Net operating income	6,394	6,090	6,220	5,238	6,313	6,485

Net loan-loss provisions	(2,339)	(1,952)	(1,703)	(1,833)	(1,045)	(1,571)
Other income	(179)	(335)	(143)	171	(93)	(20)

Profit before taxes	3,876	3,803	4,374	3,576	5,175	4,894

Tax on profit	(548)	(836)	(749)	(238)	(945)	(997)

Profit from continuing operations	3,328	2,967	3,625	3,338	4,230	3,897

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	3,328	2,967	3,625	3,338	4,230	3,897

Minority interests	820	748	591	9	6	6

Attributable profit to the Group	2,508	2,219	3,034	3,329	4,224	3,891

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	208,977	225,558	245,681	250,795	269,266	300,865
Trading portfolio (w/o loans)	175,117	194,430	248,727	215,180	207,056	250,785
Available-for-sale financial assets	84,265	72,457	68,671	61,487	55,381	47,103
Due from credit institutions**	102,177	100,819	113,715	74,092	63,293	98,371
Intangible assets and property and equipment	6,649	6,411	6,366	6,630	6,461	6,344
Other assets	67,799	67,969	67,230	72,713	69,734	81,820

Total assets/liabilities & shareholders’ equity	644,984	667,643	750,392	680,897	671,191	785,288

Customer deposits**	296,120	303,977	331,494	349,884	347,496	353,517
Marketable debt securities**	6,937	7,634	6,472	6,011	20,349	37,501
Subordinated debt**	927	1,035	—	—	—	—
Insurance liabilities	4,325	5,030	5,052	5,007	7,026	7,746
Due to credit institutions**	143,533	122,800	147,535	124,218	99,415	160,598
Other liabilities	138,742	172,730	187,403	129,732	117,458	149,252
Shareholders’ equity***	54,399	54,437	72,435	66,046	79,447	76,674

Other customer funds under management	164,917	170,295	173,206	167,368	177,415	185,612

Mutual funds	163,250	168,527	171,407	165,563	173,631	181,618
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	1,668	1,769	1,800	1,805	3,784	3,994

Customer funds under management	468,902	482,943	511,173	523,263	545,260	576,630

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million euros

			Variation
	H1 ’11	H1 ’10	Amount		%
Income statement
Net interest income	762	731	31		4.3

Net fees	220	193	27		13.9
Gains (losses) on financial transactions	59	53	6		11.7
Other operating income*	27	13	13		100.5

Gross income	1,067	990	77		7.8

Operating expenses	(395)	(351)	(44)		12.6
General administrative expenses	(350)	(308)	(42)		13.5
Personnel	(220)	(193)	(27)		14.0
Other general administrative expenses	(130)	(115)	(15)		12.7
Depreciation and amortisation	(45)	(42)	(3)		6.0

Net operating income	673	640	33		5.2

Net loan-loss provisions	(160)	(200)	39		(19.7)
Other income	5	1	4		309.9

Profit before taxes	517	441	76		17.2

Tax on profit	(69)	(66)	(4)		5.7

Profit from continuing operations	448	375	72		19.2

Net profit from discontinued operations	—	—	—		—

Consolidated profit	448	375	72		19.2

Minority interests	99	80	19		23.9

Attributable profit to the Group	349	296	53		18.0

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount		%
Balance sheet
Customer loans**	25,555	22,470	3,085		13.7
Trading portfolio (w/o loans)	3,360	4,214	(854)		(20.3)
Available-for-sale financial assets	4,402	2,460	1,943		79.0
Due from credit institutions**	2,713	2,728	(15)		(0.6)
Intangible assets and property and equipment	332	349	(17)		(4.9)
Other assets	2,534	2,341	193		8.3

Total assets/liabilities & shareholders’ equity	38,895	34,561	4,334		12.5

Customer deposits**	18,829	16,666	2,163		13.0
Marketable debt securities**	5,558	3,887	1,671		43.0
Subordinated debt**	1,124	970	155		15.9
Insurance liabilities	349	271	78		28.8
Due to credit institutions**	5,063	5,598	(535)		(9.6)
Other liabilities	5,609	4,933	676		13.7
Shareholders’ equity***	2,364	2,236	127		5.7

Other customer funds under management	4,757	5,423	(666)		(12.3)

Mutual funds	4,675	5,370	(695)		(12.9)
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	82	53	29		54.8

Customer funds under management	30,267	26,946	3,322		12.3

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	27.04	26.09	0.95	p.
Efficiency ratio (with amortisations)	37.0	35.4	1.6	p.
NPL ratio	3.65	3.31	0.34	p.
NPL coverage	89	97	(8	p.)
Number of employees (direct & indirect)	12,107	11,725	382		3.3
Number of branches	487	499	(12)		(2.4)

Chile
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	340	391	388	381	364	398

Net fees	91	102	104	113	110	110
Gains (losses) on financial transactions	42	11	23	13	31	29
Other operating income*	1	12	9	11	12	14

Gross income	475	516	524	518	516	551

Operating expenses	(162)	(188)	(189)	(197)	(192)	(203)
General administrative expenses	(142)	(166)	(169)	(174)	(169)	(181)
Personnel	(86)	(107)	(105)	(111)	(105)	(116)
Other general administrative expenses	(56)	(59)	(64)	(63)	(65)	(65)
Depreciation and amortisation	(20)	(22)	(20)	(23)	(23)	(22)

Net operating income	312	327	335	321	324	349

Net loan-loss provisions	(111)	(89)	(65)	(59)	(75)	(85)
Other income	(7)	8	(5)	35	2	3

Profit before taxes	195	246	265	297	251	266

Tax on profit	(29)	(36)	(29)	(60)	(43)	(26)

Profit from continuing operations	165	210	236	237	207	241

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	165	210	236	237	207	241

Minority interests	34	46	49	48	45	54

Attributable profit to the Group	132	164	187	189	162	187

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	20,313	22,470	23,587	25,732	24,562	25,555
Trading portfolio (w/o loans)	3,862	4,214	4,346	3,532	2,782	3,360
Available-for-sale financial assets	2,654	2,460	3,081	2,825	2,944	4,402
Due from credit institutions**	2,148	2,728	2,235	2,349	2,471	2,713
Intangible assets and property and equipment	353	349	348	374	332	332
Other assets	2,496	2,341	2,861	3,987	4,108	2,534

Total assets/liabilities & shareholders’ equity	31,825	34,561	36,458	38,799	37,198	38,895

Customer deposits**	14,934	16,666	16,674	18,108	18,353	18,829
Marketable debt securities**	3,191	3,887	4,929	5,590	5,462	5,558
Subordinated debt**	858	970	1,076	1,100	1,046	1,124
Insurance liabilities	229	271	292	332	314	349
Due to credit institutions**	5,692	5,598	4,607	5,567	4,207	5,063
Other liabilities	4,473	4,933	6,699	5,914	5,054	5,609
Shareholders’ equity***	2,449	2,236	2,181	2,187	2,761	2,364

Other customer funds under management	5,281	5,423	5,246	5,875	4,929	4,757

Mutual funds	5,241	5,370	5,189	5,806	4,868	4,675
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	40	53	57	69	61	82

Customer funds under management	24,264	26,946	27,925	30,674	29,791	30,267

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.36	3.31	3.58	3.74	3.80	3.65
NPL coverage	99	97	94	89	89	89

Spread (Retail Banking)	7.49	7.33	7.03	6.69	7.47	7.04

Spread loans	5.24	5.03	4.76	4.52	4.38	4.14
Spread deposits	2.25	2.30	2.27	2.17	3.09	2.90

Chile
Million dollars

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	1,069	967	102	10.5

Net fees	308	255	53	20.7
Gains (losses) on financial transactions	83	70	13	18.4
Other operating income*	37	17	20	112.5

Gross income	1,497	1,310	187	14.3

Operating expenses	(554)	(464)	(90)	19.4
General administrative expenses	(491)	(408)	(83)	20.4
Personnel	(309)	(255)	(53)	20.9
Other general administrative expenses	(182)	(152)	(30)	19.5
Depreciation and amortisation	(63)	(56)	(7)	12.4

Net operating income	943	846	97	11.5

Net loan-loss provisions	(225)	(264)	39	(14.9)
Other income	7	2	5	334.6

Profit before taxes	725	583	142	24.3

Tax on profit	(97)	(87)	(10)	12.1

Profit from continuing operations	628	497	131	26.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	628	497	131	26.4

Minority interests	139	106	33	31.4

Attributable profit to the Group	489	391	98	25.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	36,934	27,572	9,362	34.0
Trading portfolio (w/o loans)	4,856	5,171	(315)	(6.1)
Available-for-sale financial assets	6,363	3,018	3,344	110.8
Due from credit institutions**	3,921	3,348	573	17.1
Intangible assets and property and equipment	479	428	51	12.0
Other assets	3,663	2,873	790	27.5

Total assets/liabilities & shareholders’ equity	56,215	42,410	13,806	32.6

Customer deposits**	27,213	20,450	6,762	33.1
Marketable debt securities**	8,033	4,770	3,263	68.4
Subordinated debt**	1,625	1,190	435	36.6
Insurance liabilities	505	333	172	51.7
Due to credit institutions**	7,317	6,870	448	6.5
Other liabilities	8,107	6,053	2,054	33.9
Shareholders’ equity***	3,416	2,744	672	24.5

Other customer funds under management	6,875	6,655	220	3.3

Mutual funds	6,757	6,590	167	2.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	118	65	53	82.4

Customer funds under management	43,746	33,065	10,681	32.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	470	496	500	516	498	571

Net fees	126	129	135	153	150	158
Gains (losses) on financial transactions	58	12	30	19	42	42
Other operating income*	1	16	12	15	16	21

Gross income	656	654	677	703	706	791

Operating expenses	(224)	(239)	(244)	(267)	(263)	(291)
General administrative expenses	(197)	(211)	(219)	(235)	(231)	(260)
Personnel	(119)	(136)	(136)	(150)	(143)	(166)
Other general administrative expenses	(77)	(75)	(83)	(85)	(89)	(94)
Depreciation and amortisation	(28)	(28)	(26)	(32)	(31)	(31)

Net operating income	431	414	432	436	443	500

Net loan-loss provisions	(153)	(111)	(82)	(81)	(103)	(122)
Other income	(9)	11	(7)	46	2	5

Profit before taxes	269	314	343	401	343	382

Tax on profit	(41)	(46)	(38)	(81)	(59)	(38)

Profit from continuing operations	228	268	305	320	283	345

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	228	268	305	320	283	345

Minority interests	46	59	63	65	61	77

Attributable profit to the Group	182	209	242	255	222	267

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	27,380	27,572	32,192	34,383	34,896	36,934
Trading portfolio (w/o loans)	5,205	5,171	5,932	4,720	3,952	4,856
Available-for-sale financial assets	3,577	3,018	4,205	3,774	4,182	6,363
Due from credit institutions**	2,895	3,348	3,050	3,138	3,510	3,921
Intangible assets and property and equipment	475	428	474	500	471	479
Other assets	3,365	2,873	3,905	5,328	5,836	3,663

Total assets/liabilities & shareholders’ equity	42,897	42,410	49,758	51,843	52,848	56,215

Customer deposits**	20,130	20,450	22,756	24,196	26,074	27,213
Marketable debt securities**	4,301	4,770	6,727	7,470	7,760	8,033
Subordinated debt**	1,157	1,190	1,469	1,470	1,486	1,625
Insurance liabilities	308	333	399	444	447	505
Due to credit institutions**	7,672	6,870	6,287	7,438	5,977	7,317
Other liabilities	6,029	6,053	9,143	7,903	7,181	8,107
Shareholders’ equity***	3,301	2,744	2,977	2,923	3,923	3,416

Other customer funds under management	7,118	6,655	7,160	7,850	7,003	6,875

Mutual funds	7,065	6,590	7,082	7,758	6,916	6,757
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	54	65	78	92	87	118

Customer funds under management	32,705	33,065	38,112	40,986	42,323	43,746

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	508,299	507,800	499	0.1

Net fees	146,425	133,948	12,477	9.3
Gains (losses) on financial transactions	39,629	36,967	2,662	7.2
Other operating income*	17,685	9,189	8,496	92.5

Gross income	712,039	687,905	24,134	3.5

Operating expenses	(263,363)	(243,542)	(19,821)	8.1
General administrative expenses	(233,576)	(214,280)	(19,297)	9.0
Personnel	(146,874)	(134,187)	(12,687)	9.5
Other general administrative expenses	(86,702)	(80,092)	(6,610)	8.3
Depreciation and amortisation	(29,787)	(29,262)	(525)	1.8

Net operating income	448,676	444,363	4,313	1.0

Net loan-loss provisions	(106,984)	(138,768)	31,785	(22.9)
Other income	3,206	815	2,391	293.6

Profit before taxes	344,898	306,409	38,489	12.6

Tax on profit	(46,210)	(45,536)	(674)	1.5

Profit from continuing operations	298,688	260,873	37,815	14.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	298,688	260,873	37,815	14.5

Minority interests	66,013	55,487	10,526	19.0

Attributable profit to the Group	232,675	205,386	27,289	13.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	17,312,815	15,011,786	2,301,029	15.3
Trading portfolio (w/o loans)	2,276,042	2,815,194	(539,152)	(19.2)
Available-for-sale financial assets	2,982,570	1,643,376	1,339,194	81.5
Due from credit institutions**	1,837,839	1,822,602	15,237	0.8
Intangible assets and property and equipment	224,592	232,911	(8,319)	(3.6)
Other assets	1,717,032	1,563,996	153,036	9.8

Total assets/liabilities & shareholders’ equity	26,350,891	23,089,865	3,261,026	14.1

Customer deposits**	12,756,046	11,134,231	1,621,815	14.6
Marketable debt securities**	3,765,250	2,596,900	1,168,350	45.0
Subordinated debt**	761,731	647,889	113,842	17.6
Insurance liabilities	236,550	181,090	55,460	30.6
Due to credit institutions**	3,429,883	3,740,100	(310,218)	(8.3)
Other liabilities	3,800,166	3,295,674	504,492	15.3
Shareholders’ equity***	1,601,266	1,493,979	107,286	7.2

Other customer funds under management	3,222,683	3,623,158	(400,476)	(11.1)

Mutual funds	3,167,316	3,587,894	(420,578)	(11.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	55,367	35,264	20,103	57.0

Customer funds under management	20,505,709	18,002,179	2,503,530	13.9

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	244,170	263,631	255,238	247,161	239,912	268,387

Net fees	65,451	68,497	68,849	73,866	72,215	74,210
Gains (losses) on financial transactions	30,219	6,748	15,102	8,384	20,133	19,496
Other operating income*	590	8,598	6,137	7,111	7,932	9,753

Gross income	340,430	347,474	345,326	336,523	340,192	371,846

Operating expenses	(116,424)	(127,118)	(124,744)	(128,239)	(126,715)	(136,648)
General administrative expenses	(102,097)	(112,182)	(111,670)	(112,997)	(111,537)	(122,039)
Personnel	(61,980)	(72,207)	(69,475)	(72,032)	(68,859)	(78,016)
Other general administrative expenses	(40,117)	(39,975)	(42,195)	(40,966)	(42,679)	(44,023)
Depreciation and amortisation	(14,327)	(14,935)	(13,074)	(15,242)	(15,178)	(14,609)

Net operating income	224,007	220,357	220,582	208,284	213,478	235,198

Net loan-loss provisions	(79,655)	(59,113)	(41,511)	(37,386)	(49,410)	(57,574)
Other income	(4,763)	5,578	(3,630)	23,408	1,056	2,150

Profit before taxes	139,588	166,821	175,441	194,305	165,124	179,774

Tax on profit	(21,129)	(24,407)	(19,191)	(39,785)	(28,630)	(17,580)

Profit from continuing operations	118,459	142,414	156,250	154,520	136,494	162,195

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	118,459	142,414	156,250	154,520	136,494	162,195

Minority interests	24,106	31,381	32,209	31,454	29,553	36,460

Attributable profit to the Group	94,353	111,032	124,041	123,066	106,940	125,735

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	14,400,683	15,011,786	15,598,568	16,089,348	16,779,549	17,312,815
Trading portfolio (w/o loans)	2,737,538	2,815,194	2,874,228	2,208,774	1,900,341	2,276,042
Available-for-sale financial assets	1,881,218	1,643,376	2,037,373	1,766,125	2,011,073	2,982,570
Due from credit institutions**	1,522,675	1,822,602	1,477,963	1,468,583	1,687,726	1,837,839
Intangible assets and property and equipment	249,913	232,911	229,898	233,913	226,689	224,592
Other assets	1,769,688	1,563,996	1,892,025	2,493,273	2,806,379	1,717,032

Total assets/liabilities & shareholders’ equity	22,561,716	23,089,865	24,110,055	24,260,016	25,411,757	26,350,891

Customer deposits**	10,587,234	11,134,231	11,026,419	11,322,735	12,537,904	12,756,046
Marketable debt securities**	2,261,850	2,596,900	3,259,387	3,495,422	3,731,600	3,765,250
Subordinated debt**	608,269	647,889	711,860	687,851	714,574	761,731
Insurance liabilities	162,235	181,090	193,391	207,546	214,729	236,550
Due to credit institutions**	4,035,116	3,740,100	3,046,373	3,480,774	2,873,973	3,429,883
Other liabilities	3,171,093	3,295,674	4,430,017	3,697,996	3,452,794	3,800,166
Shareholders’ equity**	1,735,919	1,493,979	1,442,607	1,367,692	1,886,182	1,601,266

Other customer funds under management	3,743,867	3,623,158	3,469,531	3,673,419	3,367,169	3,222,683

Mutual funds	3,715,689	3,587,894	3,431,628	3,630,293	3,325,336	3,167,316
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	28,178	35,264	37,903	43,126	41,833	55,367

Customer funds under management	17,201,221	18,002,179	18,467,198	19,179,427	20,351,248	20,505,709

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million euros

			Variation
	H1 ’11	H1 ’10	Amount		%
Income statement
Net interest income	843	869	(26)		(3.0)

Net fees	189	207	(19)		(8.9)
Gains (losses) on financial transactions	63	(7)	70		—
Other operating income*	(32)	(34)	2		(5.6)

Gross income	1,064	1,036	28		2.7

Operating expenses	(464)	(456)	(8)		1.9
General administrative expenses	(411)	(403)	(8)		2.0
Personnel	(231)	(223)	(8)		3.4
Other general administrative expenses	(180)	(179)	(1)		0.4
Depreciation and amortisation	(53)	(53)	(0)		0.5

Net operating income	599	580	19		3.3

Net loan-loss provisions	(179)	(307)	127		(41.6)
Other income	(49)	(23)	(26)		115.7

Profit before taxes	371	251	121		48.0

Tax on profit	(115)	(79)	(36)		46.0

Profit from continuing operations	256	172	84		49.0

Net profit from discontinued operations	—	—	—		—

Consolidated profit	256	172	84		49.0

Minority interests	—	—	—		—

Attributable profit to the Group	256	172	84		49.0

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount		%
Balance sheet
Customer loans**	35,407	39,849	(4,442)		(11.1)
Trading portfolio (w/o loans)	196	249	(54)		(21.6)
Available-for-sale financial assets	9,394	11,587	(2,192)		(18.9)
Due from credit institutions**	682	718	(36)		(5.1)
Intangible assets and property and equipment	504	481	23		4.8
Other assets	4,458	3,785	673		17.8

Total assets/liabilities & shareholders’ equity	50,641	56,669	(6,028)		(10.6)

Customer deposits**	32,776	33,837	(1,062)		(3.1)
Marketable debt securities**	1,751	13,864	(12,113)		(87.4)
Subordinated debt**	2,142	2,913	(771)		(26.5)
Insurance liabilities	—	—	—		—
Due to credit institutions**	7,937	52	7,885		—
Other liabilities	2,009	2,729	(720)		(26.4)
Shareholders’ equity***	4,027	3,274	753		23.0

Other customer funds under management	14	92	(78)		(84.9)

Mutual funds	—	—	—		—
Pension funds	—	—	—		—
Managed portfolios	14	92	(78)		(84.9)
Savings-insurance policies	—	—	—		—

Customer funds under management	36,682	50,706	(14,024)		(27.7)

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	13.14	12.67	0.47	p.
Efficiency ratio (with amortisations)	43.6	44.0	(0.4	p.)
NPL ratio	3.76	5.11	(1.35	p.)
NPL coverage	85	67	18	p.
Number of employees (direct & indirect)	8,781	8,386	395		4.7
Number of branches	723	722	1		0.1

Sovereign
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	413	457	451	416	432	411

Net fees	96	112	105	95	93	96
Gains (losses) on financial transactions	6	(13)	14	22	37	27
Other operating income*	(16)	(18)	(17)	(16)	(16)	(16)

Gross income	498	538	553	517	546	518

Operating expenses	(219)	(236)	(242)	(239)	(237)	(227)
General administrative expenses	(193)	(210)	(216)	(213)	(213)	(198)
Personnel	(107)	(116)	(126)	(119)	(118)	(113)
Other general administrative expenses	(85)	(94)	(91)	(94)	(95)	(85)
Depreciation and amortisation	(27)	(26)	(25)	(26)	(24)	(29)

Net operating income	279	302	311	278	309	291

Net loan-loss provisions	(167)	(140)	(146)	(57)	(98)	(81)
Other income	(9)	(14)	5	(75)	(27)	(22)

Profit before taxes	104	147	170	146	184	187

Tax on profit	(35)	(44)	(49)	(15)	(56)	(60)

Profit from continuing operations	69	103	121	132	128	128

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	69	103	121	132	128	128

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	69	103	121	132	128	128

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	38,441	39,849	35,565	36,724	35,850	35,407
Trading portfolio (w/o loans)	191	249	252	211	175	196
Available-for-sale financial assets	10,758	11,587	8,860	10,203	9,603	9,394
Due from credit institutions**	315	718	530	722	518	682
Intangible assets and property and equipment	438	481	464	507	494	504
Other assets	3,244	3,785	5,075	3,430	4,177	4,458

Total assets/liabilities & shareholders’ equity	53,387	56,669	50,745	51,797	50,817	50,641

Customer deposits**	31,352	33,837	30,291	32,007	33,190	32,776
Marketable debt securities**	12,652	13,864	1,834	1,945	1,499	1,751
Subordinated debt**	2,763	2,913	2,692	2,781	2,274	2,142
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	1,439	52	10,691	9,567	7,829	7,937
Other liabilities	2,272	2,729	2,289	2,297	1,911	2,009
Shareholders’ equity***	2,909	3,274	2,948	3,200	4,114	4,027

Other customer funds under management	229	92	54	30	19	14

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	229	92	54	30	19	14
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	46,996	50,706	34,871	36,763	36,983	36,682

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	5.14	5.11	4.80	4.61	4.15	3.76
NPL coverage	65	67	72	75	82	85

Spread (Retail Banking)	7.21	6.91	6.88	6.41	6.67	7.01

Spread loans	5.84	5.70	5.72	5.34	5.41	5.46
Spread deposits	1.37	1.21	1.16	1.07	1.26	1.55

Sovereign
Million dollars

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	1,183	1,150	33	2.9

Net fees	265	274	(9)	(3.5)
Gains (losses) on financial transactions	89	(9)	98	—
Other operating income*	(45)	(45)	(0)	0.1

Gross income	1,492	1,370	121	8.9

Operating expenses	(651)	(603)	(48)	8.0
General administrative expenses	(576)	(533)	(44)	8.2
Personnel	(324)	(296)	(28)	9.6
Other general administrative expenses	(252)	(237)	(15)	6.4
Depreciation and amortisation	(75)	(70)	(5)	6.5

Net operating income	841	767	73	9.5

Net loan-loss provisions	(251)	(406)	154	(38.0)
Other income	(68)	(30)	(38)	128.7

Profit before taxes	521	332	189	57.0

Tax on profit	(162)	(105)	(57)	54.8

Profit from continuing operations	359	227	132	57.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	359	227	132	57.9

Minority interests	—	—	—	—

Attributable profit to the Group	359	227	132	57.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Customer loans**	51,174	48,898	2,275	4.7
Trading portfolio (w/o loans)	283	306	(23)	(7.7)
Available-for-sale financial assets	13,578	14,218	(640)	(4.5)
Due from credit institutions**	985	881	104	11.8
Intangible assets and property and equipment	729	590	139	23.5
Other assets	6,443	4,644	1,799	38.7

Total assets/liabilities & shareholders’ equity	73,192	69,539	3,653	5.3

Customer deposits**	47,371	41,522	5,849	14.1
Marketable debt securities**	2,531	17,012	(14,482)	(85.1)
Subordinated debt**	3,096	3,575	(479)	(13.4)
Insurance liabilities	—	—	—	—
Due to credit institutions**	11,471	63	11,408	—
Other liabilities	2,903	3,348	(445)	(13.3)
Shareholders’ equity***	5,821	4,018	1,803	44.9

Other customer funds under management	20	112	(92)	(82.2)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	20	112	(92)	(82.2)
Savings-insurance policies	—	—	—	—

Customer funds under management	53,017	62,221	(9,205)	(14.8)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	570	580	581	565	591	591

Net fees	132	142	135	130	127	138
Gains (losses) on financial transactions	8	(17)	18	29	50	39
Other operating income*	(22)	(22)	(21)	(22)	(22)	(23)

Gross income	688	682	713	702	746	745

Operating expenses	(303)	(300)	(312)	(325)	(324)	(327)
General administrative expenses	(266)	(266)	(279)	(289)	(291)	(285)
Personnel	(148)	(147)	(162)	(161)	(161)	(163)
Other general administrative expenses	(118)	(119)	(117)	(128)	(130)	(123)
Depreciation and amortisation	(37)	(33)	(33)	(36)	(33)	(42)

Net operating income	385	382	401	378	422	418

Net loan-loss provisions	(230)	(175)	(189)	(81)	(134)	(117)
Other income	(12)	(18)	7	(99)	(36)	(32)

Profit before taxes	143	189	220	199	252	269

Tax on profit	(48)	(57)	(64)	(21)	(76)	(86)

Profit from continuing operations	95	132	157	178	176	183

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	95	132	157	178	176	183

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	95	132	157	178	176	183

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	51,815	48,898	48,539	49,070	50,932	51,174
Trading portfolio (w/o loans)	258	306	344	282	249	283
Available-for-sale financial assets	14,500	14,218	12,092	13,633	13,643	13,578
Due from credit institutions**	425	881	723	964	736	985
Intangible assets and property and equipment	590	590	633	678	702	729
Other assets	4,373	4,644	6,926	4,583	5,934	6,443

Total assets/liabilities & shareholders’ equity	71,961	69,539	69,256	69,211	72,196	73,192

Customer deposits**	42,259	41,522	41,341	42,768	47,154	47,371
Marketable debt securities**	17,054	17,012	2,503	2,599	2,130	2,531
Subordinated debt**	3,724	3,575	3,674	3,716	3,231	3,096
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	1,939	63	14,590	12,783	11,122	11,471
Other liabilities	3,063	3,348	3,124	3,069	2,715	2,903
Shareholders’ equity***	3,922	4,018	4,024	4,276	5,844	5,821

Other customer funds under management	309	112	73	40	27	20

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	309	112	73	40	27	20
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	63,346	62,221	47,591	49,123	52,542	53,017

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Corporate Activities
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	(1,125)	(865)	(260)	30.1

Net fees	(8)	(12)	4	(31.3)
Gains (losses) on financial transactions	85	(129)	213	—
Dividends	21	30	(8)	(28.3)
Income from equity-accounted method	2	(2)	4	—
Other operating income/expenses	75	63	12	19.1

Gross income	(950)	(915)	(35)	3.9

Operating expenses	(452)	(420)	(32)	7.7
General administrative expenses	(391)	(355)	(35)	10.0
Personnel	(158)	(134)	(24)	17.8
Other general administrative expenses	(233)	(222)	(12)	5.3
Depreciation and amortisation	(61)	(64)	3	(4.8)

Net operating income	(1,402)	(1,335)	(68)	5.1

Net loan-loss provisions	19	(60)	79	—
Other income	(330)	(245)	(84)	34.4

Profit before taxes	(1,714)	(1,640)	(73)	4.5

Tax on profit	285	530	(245)	(46.3)

Profit from continuing operations	(1,429)	(1,110)	(318)	28.7

Net profit from discontinued operations	—	(10)	10	(100.0)

Consolidated profit	(1,429)	(1,121)	(308)	27.5

Minority interests	4	(1)	5	—

Attributable profit to the Group	(1,433)	(1,119)	(313)	28.0

			Variation
	30.06.11	30.06.10	Amount	%
Balance sheet
Trading portfolio (w/o loans)	5,268	7,240	(1,972)	(27.2)
Available-for-sale financial assets	21,890	19,628	2,261	11.5
Investments	39	62	(23)	(36.8)
Goodwill	26,527	25,345	1,182	4.7
Liquidity lent to the Group	23,035	39,147	(16,111)	(41.2)
Capital assigned to Group areas	69,199	61,110	8,089	13.2
Other assets	72,618	70,172	2,446	3.5

Total assets/liabilities & shareholders’ equity	218,575	222,703	(4,128)	(1.9)

Customer deposits*	11,256	9,692	1,564	16.1
Marketable debt securities*	61,598	75,260	(13,662)	(18.2)
Subordinated debt	9,202	15,311	(6,109)	(39.9)
Other liabilities	61,182	52,739	8,443	16.0
Group capital and reserves**	75,337	69,702	5,636	8.1

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	82,056	100,262	(18,206)	(18.2)

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Resources
Number of employees (direct & indirect)	2,288	1,840	448	24.3

Corporate Activities
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	(393)	(472)	(504)	(459)	(511)	(613)

Net fees	(2)	(10)	(21)	(8)	(4)	(4)
Gains (losses) on financial transactions	(55)	(73)	(97)	84	(74)	159
Dividends	6	24	12	22	4	17
Income from equity-accounted method	(1)	(1)	1	0	1	1
Other operating income/expenses	30	33	37	37	28	46

Gross income	(415)	(500)	(572)	(323)	(556)	(394)

Operating expenses	(227)	(193)	(209)	(193)	(245)	(207)
General administrative expenses	(188)	(167)	(172)	(162)	(212)	(179)
Personnel	(92)	(42)	(72)	(62)	(88)	(69)
Other general administrative expenses	(96)	(125)	(99)	(100)	(124)	(110)
Depreciation and amortisation	(39)	(26)	(38)	(31)	(33)	(28)

Net operating income	(643)	(692)	(781)	(516)	(801)	(601)

Net loan-loss provisions	(38)	(22)	(27)	(24)	(69)	87
Other income	(91)	(155)	(186)	4	(187)	(143)

Profit before taxes	(771)	(869)	(995)	(536)	(1,056)	(657)

Tax on profit	216	314	210	127	222	63

Profit from continuing operations	(555)	(555)	(784)	(409)	(834)	(594)

Net profit from discontinued operations	(10)	(0)	(0)	(3)	—	—

Consolidated profit	(565)	(555)	(784)	(412)	(834)	(594)

Minority interests	(1)	(0)	2	(26)	0	4

Attributable profit to the Group	(564)	(555)	(787)	(385)	(835)	(598)

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Trading portfolio (w/o loans)	5,146	7,240	4,751	5,123	4,833	5,268
Available-for-sale financial assets	22,467	19,628	21,063	21,288	21,386	21,890
Investments	33	62	37	38	38	39
Goodwill	23,602	25,345	23,928	24,622	23,856	26,527
Liquidity lent to the Group	49,607	39,147	40,197	28,265	30,235	23,035
Capital assigned to Group areas	58,705	61,110	64,324	63,187	69,132	69,199
Other assets	79,940	70,172	67,356	64,806	74,185	72,618

Total assets/liabilities & shareholders’ equity	239,500	222,703	221,657	207,329	223,665	218,575

Customer deposits*	10,197	9,692	14,495	14,258	11,448	11,256
Marketable debt securities*	80,077	75,260	74,396	62,812	64,020	61,598
Subordinated debt	16,047	15,311	13,866	12,128	10,000	9,202
Other liabilities	59,295	52,739	50,114	47,709	59,385	61,182
Group capital and reserves***	73,883	69,702	68,786	70,423	78,812	75,337

Other customer funds under management	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	106,321	100,262	102,757	89,198	85,469	82,056

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Spain
Million euros

			Variation
	H1 ’11	H1 ’10	Amount		%
Income statement
Net interest income	2,846	3,120	(274)		(8.8)

Net fees	1,228	1,217	12		1.0
Gains (losses) on financial transactions	217	490	(272)		(55.6)
Other operating income*	213	174	40		22.8

Gross income	4,504	5,000	(495)		(9.9)

Operating expenses	(2,054)	(2,057)	2		(0.1)
General administrative expenses	(1,856)	(1,851)	(5)		0.3
Personnel	(1,223)	(1,222)	(1)		0.1
Other general administrative expenses	(632)	(629)	(4)		0.6
Depreciation and amortisation	(199)	(206)	7		(3.5)

Net operating income	2,450	2,943	(493)		(16.7)

Net loan-loss provisions	(907)	(679)	(228)		33.6
Other income	(176)	(37)	(139)		377.7

Profit before taxes	1,367	2,227	(860)		(38.6)

Tax on profit	(359)	(607)	248		(40.9)

Profit from continuing operations	1,008	1,620	(612)		(37.8)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	1,008	1,620	(612)		(37.8)

Minority interests	29	46	(18)		(38.3)

Attributable profit to the Group	980	1,574	(594)		(37.8)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount		%
Balance sheet
Customer loans**	222,604	239,575	(16,971)		(7.1)
Trading portfolio (w/o loans)	47,412	59,725	(12,313)		(20.6)
Available-for-sale financial assets	14,691	15,193	(502)		(3.3)
Due from credit institutions**	17,480	57,802	(40,322)		(69.8)
Intangible assets and property and equipment	3,939	3,995	(56)		(1.4)
Other assets	9,805	13,635	(3,829)		(28.1)

Total assets/liabilities & shareholders’ equity	315,932	389,925	(73,993)		(19.0)

Customer deposits**	182,192	185,206	(3,014)		(1.6)
Marketable debt securities**	29,538	31,150	(1,612)		(5.2)
Subordinated debt**	1,237	1,788	(551)		(30.8)
Insurance liabilities	837	2,914	(2,077)		(71.3)
Due to credit institutions**	7,186	41,747	(34,561)		(82.8)
Other liabilities	74,231	107,767	(33,537)		(31.1)
Shareholders’ equity***	20,711	19,353	1,358		7.0

Other customer funds under management	45,276	55,221	(9,945)		(18.0)

Mutual funds	30,209	38,395	(8,186)		(21.3)
Pension funds	9,477	9,425	52		0.6
Managed portfolios	5,590	5,313	277		5.2
Savings-insurance policies	—	2,087	(2,087)		(100.0)

Customer funds under management	258,243	273,364	(15,121)		(5.5)

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	9.50	16.71	(7.21	p.)
Efficiency ratio (with amortisations)	45.6	41.1	4.5	p.
NPL ratio	4.81	3.71	1.10	p.
NPL coverage	49	64	(15	p.)
Number of employees (direct & indirect)	33,345	33,387	(42)		(0.1)
Number of branches	4,785	4,857	(72)		(1.5)

Spain
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	1,627	1,493	1,347	1,278	1,339	1,506

Net fees	631	585	578	544	621	607
Gains (losses) on financial transactions	285	205	129	177	227	(10)
Other operating income*	43	131	72	100	61	152

Gross income	2,586	2,414	2,126	2,100	2,248	2,256

Operating expenses	(1,022)	(1,035)	(1,032)	(1,055)	(1,027)	(1,028)
General administrative expenses	(922)	(929)	(929)	(936)	(929)	(927)
Personnel	(601)	(621)	(604)	(598)	(610)	(614)
Other general administrative expenses	(321)	(308)	(325)	(337)	(319)	(313)
Depreciation and amortisation	(100)	(106)	(103)	(119)	(98)	(101)

Net operating income	1,564	1,379	1,094	1,045	1,222	1,229

Net loan-loss provisions	(327)	(352)	(968)	(527)	(312)	(595)
Other income	(10)	(27)	(11)	(75)	(75)	(101)

Profit before taxes	1,227	1,001	115	443	835	532

Tax on profit	(335)	(272)	7	(119)	(226)	(132)

Profit from continuing operations	892	728	122	325	609	400

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	892	728	122	325	609	400

Minority interests	22	25	7	5	16	13

Attributable profit to the Group	870	704	115	320	593	387

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Balance sheet
Customer loans**	234,551	239,575	232,767	228,863	223,519	222,604
Trading portfolio (w/o loans)	56,654	59,725	64,286	48,860	42,230	47,412
Available-for-sale financial assets	17,136	15,193	17,091	13,837	14,620	14,691
Due from credit institutions**	56,388	57,802	65,992	23,946	21,569	17,480
Intangible assets and property and equipment	3,992	3,995	3,953	3,934	3,953	3,939
Other assets	15,046	13,635	13,326	12,145	8,320	9,805

Total assets/liabilities & shareholders’ equity	383,767	389,925	397,415	331,585	314,211	315,932

Customer deposits**	165,806	185,206	186,925	187,834	192,573	182,192
Marketable debt securities**	32,030	31,150	31,735	31,206	30,449	29,538
Subordinated debt**	1,752	1,788	1,749	1,736	1,216	1,237
Insurance liabilities	5,456	2,914	2,030	808	889	837
Due to credit institutions**	55,262	41,747	43,277	4,868	3,280	7,186
Other liabilities	104,918	107,767	112,762	85,389	65,245	74,231
Shareholders’ equity***	18,544	19,353	18,938	19,743	20,558	20,711

Other customer funds under management	59,773	55,221	54,235	49,313	46,795	45,276

Mutual funds	40,271	38,395	38,257	34,310	31,974	30,209
Pension funds	9,826	9,425	9,551	9,650	9,602	9,477
Managed portfolios	5,388	5,313	5,303	5,353	5,220	5,590
Savings-insurance policies	4,288	2,087	1,124	0	(0)	—

Customer funds under management	259,360	273,364	274,643	270,089	271,034	258,243

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.59	3.71	3.88	4.24	4.57	4.81
NPL coverage	68	64	65	58	53	49

Retail Banking
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	14,926	14,097	830	5.9

Net fees	4,487	3,980	507	12.7
Gains (losses) on financial transactions	753	622	131	21.0
Other operating income*	(206)	(96)	(110)	114.1

Gross income	19,960	18,602	1,357	7.3

Operating expenses	(8,294)	(7,515)	(779)	10.4
General administrative expenses	(7,407)	(6,737)	(670)	9.9
Personnel	(4,342)	(3,857)	(484)	12.6
Other general administrative expenses	(3,065)	(2,880)	(185)	6.4
Depreciation and amortisation	(888)	(778)	(110)	14.1

Net operating income	11,666	11,088	578	5.2

Net loan-loss provisions	(4,802)	(4,888)	86	(1.8)
Other income	(832)	(534)	(298)	55.8

Profit before taxes**	6,032	5,666	366	6.5

Tax on profit	(1,468)	(1,330)	(138)	10.4

Profit from continuing operations**	4,564	4,336	228	5.3

Net profit from discontinued operations	(6)	(3)	(4)	136.5

Consolidated profit**	4,558	4,333	225	5.2

Minority interests	330	297	33	11.1

Attributable profit to the Group**	4,228	4,037	192	4.7

Extraordinary allowances	(620)	—	(620)	—

Attributable profit to the Group	3,608	4,037	(428)	(10.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

			Variation
	30.06.11	30.06.10	Amount	%
Business volumes
Total assets	867,858	900,570	(32,711)	(3.6)
Customer loans	647,713	655,547	(7,834)	(1.2)
Customer deposits	518,197	510,760	7,437	1.5

Retail Banking
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	6,928	7,169	7,298	7,090	7,383	7,543

Net fees	1,910	2,070	2,060	2,023	2,173	2,314
Gains (losses) on financial transactions	269	353	355	360	326	427
Other operating income*	(38)	(58)	(79)	(80)	(99)	(107)

Gross income	9,068	9,534	9,633	9,393	9,783	10,176

Operating expenses	(3,620)	(3,894)	(4,011)	(4,014)	(4,098)	(4,196)
General administrative expenses	(3,247)	(3,490)	(3,611)	(3,577)	(3,666)	(3,741)
Personnel	(1,859)	(1,999)	(2,069)	(2,079)	(2,156)	(2,186)
Other general administrative expenses	(1,388)	(1,491)	(1,542)	(1,498)	(1,510)	(1,555)
Depreciation and amortisation	(373)	(405)	(400)	(437)	(432)	(455)

Net operating income	5,448	5,640	5,621	5,380	5,685	5,980

Net loan-loss provisions	(2,447)	(2,441)	(2,880)	(2,376)	(2,131)	(2,671)
Other income	(286)	(248)	(219)	(334)	(389)	(443)

Profit before taxes**	2,715	2,951	2,522	2,669	3,165	2,867

Tax on profit	(628)	(702)	(576)	(712)	(808)	(660)

Profit from continuing operations**	2,087	2,249	1,946	1,956	2,357	2,207

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)

Consolidated profit**	2,085	2,248	1,943	1,949	2,352	2,206

Minority interests	128	168	189	160	169	161

Attributable profit to the Group**	1,957	2,080	1,754	1,789	2,183	2,046

Extraordinary allowances	—	—	—	—	—	(620)

Attributable profit to the Group	1,957	2,080	1,754	1,789	2,183	1,426

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Business volumes
Total assets	836,085	900,570	892,082	859,889	851,363	867,858
Customer loans	620,265	655,547	643,611	650,472	644,262	647,713
Customer deposits	468,295	510,760	505,224	513,418	510,883	518,197

Retail Banking Continental Europe
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	4,837	4,666	172	3.7

Net fees	1,750	1,520	230	15.2
Gains (losses) on financial transactions	155	184	(30)	(16.1)
Other operating income*	22	31	(8)	(26.4)

Gross income	6,765	6,401	364	5.7

Operating expenses	(2,803)	(2,477)	(326)	13.2
General administrative expenses	(2,543)	(2,235)	(309)	13.8
Personnel	(1,588)	(1,421)	(167)	11.8
Other general administrative expenses	(955)	(814)	(142)	17.4
Depreciation and amortisation	(260)	(242)	(18)	7.4

Net operating income	3,962	3,924	38	1.0

Net loan-loss provisions	(1,647)	(1,550)	(97)	6.2
Other income	(200)	(62)	(138)	220.5

Profit before taxes	2,115	2,311	(196)	(8.5)

Tax on profit	(557)	(603)	46	(7.6)

Profit from continuing operations	1,558	1,708	(150)	(8.8)

Net profit from discontinued operations	(6)	(3)	(4)	136.5

Consolidated profit	1,551	1,705	(154)	(9.0)

Minority interests	71	55	16	29.4

Attributable profit to the Group	1,481	1,651	(170)	(10.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	2,398	2,267	2,253	2,174	2,309	2,529

Net fees	757	763	761	755	832	918
Gains (losses) on financial transactions	87	97	63	111	71	84
Other operating income*	9	22	12	10	(4)	27

Gross income	3,251	3,149	3,090	3,051	3,208	3,557

Operating expenses	(1,236)	(1,241)	(1,297)	(1,317)	(1,338)	(1,465)
General administrative expenses	(1,117)	(1,118)	(1,175)	(1,185)	(1,214)	(1,329)
Personnel	(710)	(711)	(735)	(736)	(760)	(828)
Other general administrative expenses	(406)	(407)	(440)	(448)	(454)	(501)
Depreciation and amortisation	(119)	(123)	(122)	(132)	(124)	(136)

Net operating income	2,016	1,908	1,792	1,734	1,870	2,092

Net loan-loss provisions	(756)	(795)	(1,455)	(981)	(658)	(989)
Other income	(23)	(40)	16	(106)	(82)	(118)

Profit before taxes	1,237	1,074	354	647	1,130	985

Tax on profit	(328)	(275)	(43)	(188)	(310)	(247)

Profit from continuing operations	909	799	310	458	820	738

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)

Consolidated profit	907	798	306	451	814	737

Minority interests	26	29	20	16	36	35

Attributable profit to the Group	882	769	287	435	778	703

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	2,507	2,782	(274)	(9.9)

Net fees	972	955	16	1.7
Gains (losses) on financial transactions	147	158	(11)	(7.1)
Other operating income*	3	21	(17)	(83.4)

Gross income	3,629	3,915	(286)	(7.3)

Operating expenses	(1,706)	(1,721)	15	(0.9)
General administrative expenses	(1,546)	(1,562)	15	(1.0)
Personnel	(1,027)	(1,036)	8	(0.8)
Other general administrative expenses	(519)	(526)	7	(1.3)
Depreciation and amortisation	(160)	(160)	(1)	0.5

Net operating income	1,923	2,194	(272)	(12.4)

Net loan-loss provisions	(855)	(695)	(160)	23.0
Other income	(165)	(20)	(144)	708.8

Profit before taxes	903	1,479	(576)	(38.9)

Tax on profit	(225)	(402)	177	(43.9)

Profit from continuing operations	678	1,077	(399)	(37.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	678	1,077	(399)	(37.1)

Minority interests	25	45	(20)	(44.0)

Attributable profit to the Group	653	1,032	(380)	(36.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	1,464	1,317	1,189	1,122	1,190	1,317

Net fees	488	467	453	435	485	486
Gains (losses) on financial transactions	75	83	59	120	78	68
Other operating income*	1	19	7	13	(3)	7

Gross income	2,028	1,887	1,708	1,689	1,751	1,878

Operating expenses	(859)	(862)	(861)	(871)	(852)	(854)
General administrative expenses	(780)	(782)	(780)	(786)	(774)	(772)
Personnel	(517)	(519)	(510)	(510)	(512)	(515)
Other general administrative expenses	(263)	(263)	(270)	(276)	(261)	(257)
Depreciation and amortisation	(79)	(80)	(80)	(85)	(79)	(82)

Net operating income	1,170	1,025	847	819	898	1,024

Net loan-loss provisions	(349)	(346)	(944)	(520)	(313)	(542)
Other income	(10)	(10)	(9)	(75)	(71)	(94)

Profit before taxes	810	669	(106)	224	515	388

Tax on profit	(221)	(181)	72	(56)	(136)	(89)

Profit from continuing operations	590	487	(34)	168	379	299

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	590	487	(34)	168	379	299

Minority interests	21	24	5	3	14	11

Attributable profit to the Group	569	464	(40)	164	365	288

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	291	347	(56)	(16.1)

Net fees	137	147	(9)	(6.2)
Gains (losses) on financial transactions	(6)	30	(37)	—
Other operating income*	1	5	(4)	(81.5)

Gross income	423	529	(106)	(20.1)

Operating expenses	(243)	(242)	(0)	0.2
General administrative expenses	(211)	(209)	(2)	1.0
Personnel	(147)	(145)	(2)	1.2
Other general administrative expenses	(64)	(63)	(0)	0.5
Depreciation and amortisation	(32)	(34)	2	(4.9)

Net operating income	180	287	(106)	(37.1)

Net loan-loss provisions	(72)	(58)	(14)	24.6
Other income	(22)	(8)	(14)	172.1

Profit before taxes	86	221	(135)	(61.0)

Tax on profit	(12)	(25)	13	(53.1)

Profit from continuing operations	74	196	(121)	(62.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	74	196	(121)	(62.0)

Minority interests	0	0	(0)	(55.9)

Attributable profit to the Group	74	195	(121)	(62.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	176	171	161	156	154	136

Net fees	72	75	71	70	71	66
Gains (losses) on financial transactions	12	19	(0)	4	(1)	(5)
Other operating income*	3	3	0	(0)	1	0

Gross income	262	266	232	230	225	198

Operating expenses	(119)	(123)	(129)	(129)	(121)	(122)
General administrative expenses	(103)	(106)	(113)	(111)	(105)	(106)
Personnel	(71)	(74)	(78)	(76)	(73)	(73)
Other general administrative expenses	(32)	(32)	(35)	(35)	(32)	(32)
Depreciation and amortisation	(17)	(17)	(17)	(18)	(16)	(16)

Net operating income	143	143	103	101	104	77

Net loan-loss provisions	(15)	(42)	(44)	(8)	(33)	(39)
Other income	(8)	(0)	37	(8)	(8)	(14)

Profit before taxes	120	101	95	86	62	24

Tax on profit	(18)	(7)	(13)	(20)	(5)	(7)

Profit from continuing operations	101	94	82	66	57	17

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	101	94	82	66	57	17

Minority interests	0	(0)	0	0	0	(0)

Attributable profit to the Group	101	94	82	66	57	17

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.85	1.92	2.03	2.11	2.08	1.75

Spread loans	1.76	1.82	1.82	1.88	1.96	2.06
Spread deposits	0.09	0.10	0.21	0.23	0.12	(0.31)

Retail Banking United Kingdom
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	2,123	2,325	(202)	(8.7)

Net fees	471	476	(5)	(1.0)
Gains (losses) on financial transactions	51	10	41	408.9
Other operating income*	8	12	(4)	(34.6)

Gross income	2,653	2,823	(170)	(6.0)

Operating expenses	(1,155)	(1,164)	9	(0.8)
General administrative expenses	(978)	(1,010)	31	(3.1)
Personnel	(595)	(581)	(14)	2.4
Other general administrative expenses	(384)	(429)	45	(10.5)
Depreciation and amortisation	(177)	(155)	(22)	14.3

Net operating income	1,498	1,659	(161)	(9.7)

Net loan-loss provisions	(267)	(525)	258	(49.1)
Other income	(75)	(14)	(61)	420.5

Profit before taxes**	1,155	1,119	36	3.2

Tax on profit	(338)	(308)	(30)	9.8

Profit from continuing operations**	817	811	6	0.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit**	817	811	6	0.7

Minority interests	0	0	(0)	(86.6)

Attributable profit to the Group**	817	811	6	0.7

Extraordinary allowances	(620)	—	(620)	—

Attributable profit to the Group	197	811	(614)	(75.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	1,147	1,178	1,225	1,153	1,105	1,018

Net fees	230	246	225	206	209	262
Gains (losses) on financial transactions	(3)	13	(1)	(44)	16	35
Other operating income*	6	6	6	7	4	4

Gross income	1,380	1,443	1,455	1,322	1,333	1,320

Operating expenses	(567)	(598)	(597)	(575)	(593)	(562)
General administrative expenses	(492)	(518)	(523)	(497)	(503)	(475)
Personnel	(282)	(299)	(303)	(283)	(306)	(288)
Other general administrative expenses	(209)	(219)	(220)	(214)	(197)	(187)
Depreciation and amortisation	(75)	(80)	(73)	(78)	(90)	(87)

Net operating income	814	845	858	747	740	758

Net loan-loss provisions	(270)	(255)	(238)	(201)	(139)	(128)
Other income	(6)	(9)	(9)	(98)	(43)	(32)

Profit before taxes**	538	581	611	448	559	597

Tax on profit	(156)	(152)	(184)	(123)	(166)	(173)

Profit from continuing operations**	382	429	427	325	393	424

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit**	382	429	427	325	393	424

Minority interests	0	0	0	0	(0)	0

Attributable profit to the Group**	382	429	427	325	393	424

Extraordinary allowances	—	—	—	—	—	(620)

Attributable profit to the Group	382	429	427	325	393	(196)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.99	1.99	2.03	2.03	2.04	1.97

Spread loans	2.05	2.13	2.20	2.28	2.34	2.35
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)	(0.38)

Retail Banking United Kingdom
Million pound sterling

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	1,842	2,021	(178)	(8.8)

Net fees	409	414	(5)	(1.2)
Gains (losses) on financial transactions	44	9	35	408.2
Other operating income*	7	11	(4)	(34.7)

Gross income	2,302	2,454	(152)	(6.2)

Operating expenses	(1,003)	(1,012)	10	(0.9)
General administrative expenses	(849)	(878)	29	(3.3)
Personnel	(516)	(505)	(11)	2.2
Other general administrative expenses	(333)	(373)	40	(10.7)
Depreciation and amortisation	(154)	(135)	(19)	14.1

Net operating income	1,300	1,442	(142)	(9.9)

Net loan-loss provisions	(232)	(456)	225	(49.2)
Other income	(65)	(13)	(53)	419.7

Profit before taxes**	1,003	973	30	3.1

Tax on profit	(294)	(268)	(26)	9.6

Profit from continuing operations**	709	705	4	0.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit**	709	705	4	0.6

Minority interests	0	0	(0)	(86.7)

Attributable profit to the Group**	709	705	4	0.6

Extraordinary allowances	(538)	—	(538)	—

Attributable profit to the Group	171	705	(534)	(75.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	1,018	1,003	1,019	991	943	900

Net fees	204	209	187	177	178	231
Gains (losses) on financial transactions	(2)	11	(1)	(38)	14	30
Other operating income*	5	6	5	6	3	4

Gross income	1,225	1,229	1,210	1,136	1,138	1,164

Operating expenses	(503)	(509)	(496)	(494)	(506)	(496)
General administrative expenses	(436)	(441)	(435)	(427)	(430)	(420)
Personnel	(251)	(255)	(252)	(243)	(262)	(255)
Other general administrative expenses	(186)	(187)	(183)	(184)	(168)	(165)
Depreciation and amortisation	(67)	(68)	(61)	(67)	(77)	(77)

Net operating income	722	720	714	642	632	668

Net loan-loss provisions	(239)	(217)	(197)	(173)	(118)	(113)
Other income	(5)	(7)	(8)	(84)	(36)	(29)

Profit before taxes**	478	495	509	385	477	526

Tax on profit	(139)	(129)	(154)	(106)	(141)	(152)

Profit from continuing operations**	339	366	355	279	336	374

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit**	339	366	355	279	336	374

Minority interests	0	0	0	0	(0)	0

Attributable profit to the Group**	339	366	355	279	336	374

Extraordinary allowances	—	—	—	—	—	(538)

Attributable profit to the Group	339	366	355	279	336	(164)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	7,142	6,247	895	14.3

Net fees	2,089	1,780	310	17.4
Gains (losses) on financial transactions	489	438	51	11.6
Other operating income*	(205)	(105)	(100)	94.6

Gross income	9,515	8,359	1,156	13.8

Operating expenses	(3,876)	(3,423)	(453)	13.2
General administrative expenses	(3,479)	(3,096)	(383)	12.4
Personnel	(1,930)	(1,634)	(295)	18.1
Other general administrative expenses	(1,549)	(1,461)	(88)	6.0
Depreciation and amortisation	(397)	(328)	(70)	21.2

Net operating income	5,639	4,936	703	14.2

Net loan-loss provisions	(2,712)	(2,507)	(205)	8.2
Other income	(508)	(435)	(74)	16.9

Profit before taxes	2,419	1,994	425	21.3

Tax on profit	(467)	(343)	(124)	36.3

Profit from continuing operations	1,951	1,651	300	18.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,951	1,651	300	18.2

Minority interests	259	242	17	7.0

Attributable profit to the Group	1,692	1,409	284	20.1

• Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	2,975	3,272	3,376	3,354	3,545	3,596

Net fees	828	952	972	967	1,045	1,044
Gains (losses) on financial transactions	179	259	282	275	204	284
Other operating income*	(36)	(69)	(81)	(82)	(82)	(123)

Gross income	3,945	4,414	4,548	4,515	4,713	4,802

Operating expenses	(1,601)	(1,822)	(1,878)	(1,885)	(1,933)	(1,944)
General administrative expenses	(1,449)	(1,647)	(1,699)	(1,685)	(1,738)	(1,741)
Personnel	(760)	(874)	(907)	(942)	(973)	(957)
Other general administrative expenses	(689)	(772)	(792)	(743)	(766)	(784)
Depreciation and amortisation	(152)	(175)	(179)	(201)	(195)	(203)

Net operating income	2,344	2,592	2,670	2,629	2,780	2,859

Net loan-loss provisions	(1,256)	(1,251)	(1,042)	(1,138)	(1,239)	(1,473)
Other income	(249)	(186)	(232)	(55)	(238)	(270)

Profit before taxes	839	1,155	1,396	1,436	1,303	1,116

Tax on profit	(110)	(233)	(302)	(389)	(280)	(187)

Profit from continuing operations	729	922	1,094	1,047	1,023	929

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	729	922	1,094	1,047	1,023	929

Minority interests	103	139	170	144	133	126

Attributable profit to the Group	626	783	925	903	890	803

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	10,015	8,261	1,753	21.2

Net fees	2,930	2,354	576	24.5
Gains (losses) on financial transactions	685	579	106	18.3
Other operating income*	(287)	(139)	(148)	106.3

Gross income	13,342	11,055	2,287	20.7

Operating expenses	(5,436)	(4,528)	(908)	20.1
General administrative expenses	(4,878)	(4,094)	(784)	19.2
Personnel	(2,706)	(2,162)	(544)	25.2
Other general administrative expenses	(2,173)	(1,933)	(240)	12.4
Depreciation and amortisation	(557)	(433)	(124)	28.6

Net operating income	7,907	6,528	1,379	21.1

Net loan-loss provisions	(3,803)	(3,316)	(487)	14.7
Other income	(712)	(575)	(138)	24.0

Profit before taxes	3,392	2,637	755	28.6

Tax on profit	(655)	(454)	(202)	44.5

Profit from continuing operations	2,736	2,184	553	25.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,736	2,184	553	25.3

Minority interests	363	320	43	13.4

Attributable profit to the Group	2,373	1,863	510	27.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	4,111	4,151	4,357	4,548	4,847	5,167

Net fees	1,144	1,210	1,254	1,311	1,429	1,501
Gains (losses) on financial transactions	247	332	364	372	279	406
Other operating income*	(50)	(89)	(105)	(110)	(112)	(175)

Gross income	5,452	5,603	5,871	6,120	6,443	6,899

Operating expenses	(2,213)	(2,315)	(2,425)	(2,555)	(2,642)	(2,793)
General administrative expenses	(2,002)	(2,092)	(2,194)	(2,284)	(2,376)	(2,502)
Personnel	(1,050)	(1,111)	(1,171)	(1,276)	(1,330)	(1,376)
Other general administrative expenses	(952)	(980)	(1,023)	(1,008)	(1,047)	(1,126)
Depreciation and amortisation	(211)	(223)	(231)	(271)	(266)	(291)

Net operating income	3,239	3,289	3,446	3,566	3,801	4,106

Net loan-loss provisions	(1,735)	(1,580)	(1,338)	(1,547)	(1,694)	(2,109)
Other income	(344)	(231)	(299)	(81)	(326)	(387)

Profit before taxes	1,160	1,477	1,809	1,938	1,781	1,611

Tax on profit	(153)	(301)	(392)	(521)	(383)	(273)

Profit from continuing operations	1,007	1,176	1,417	1,417	1,398	1,338

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,007	1,176	1,417	1,417	1,398	1,338

Minority interests	142	178	220	195	182	181

Attributable profit to the Group	866	998	1,197	1,222	1,216	1,157

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	5,257	4,387	870	19.8

Net fees	1,368	1,132	236	20.8
Gains (losses) on financial transactions	342	366	(24)	(6.6)
Other operating income*	(177)	(83)	(94)	113.6

Gross income	6,790	5,803	987	17.0

Operating expenses	(2,676)	(2,333)	(343)	14.7
General administrative expenses	(2,397)	(2,120)	(277)	13.1
Personnel	(1,301)	(1,088)	(213)	19.6
Other general administrative expenses	(1,096)	(1,032)	(64)	6.2
Depreciation and amortisation	(279)	(213)	(66)	30.9

Net operating income	4,113	3,469	644	18.6

Net loan-loss provisions	(2,285)	(1,955)	(330)	16.9
Other income	(500)	(403)	(97)	24.0

Profit before taxes	1,329	1,111	217	19.6

Tax on profit	(283)	(207)	(76)	36.6

Profit from continuing operations	1,046	904	142	15.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,046	904	142	15.6

Minority interests	180	118	63	53.2

Attributable profit to the Group	866	787	79	10.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	2,096	2,291	2,410	2,407	2,613	2,643

Net fees	527	606	625	613	682	686
Gains (losses) on financial transactions	140	226	221	267	127	215
Other operating income*	(23)	(60)	(64)	(69)	(65)	(112)

Gross income	2,740	3,063	3,192	3,218	3,357	3,433

Operating expenses	(1,095)	(1,239)	(1,285)	(1,289)	(1,339)	(1,337)
General administrative expenses	(994)	(1,126)	(1,164)	(1,152)	(1,205)	(1,192)
Personnel	(509)	(579)	(608)	(638)	(661)	(640)
Other general administrative expenses	(485)	(547)	(556)	(514)	(544)	(552)
Depreciation and amortisation	(100)	(113)	(121)	(136)	(134)	(145)

Net operating income	1,645	1,824	1,907	1,929	2,018	2,096

Net loan-loss provisions	(958)	(997)	(832)	(930)	(1,031)	(1,255)
Other income	(224)	(179)	(216)	(113)	(234)	(266)

Profit before taxes	463	648	858	886	753	575

Tax on profit	(62)	(145)	(225)	(300)	(179)	(104)

Profit from continuing operations	401	504	633	586	574	472

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	401	504	633	586	574	472

Minority interests	51	67	99	100	99	81

Attributable profit to the Group	350	437	534	486	475	391

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	16.13	16.23	15.81	15.42	15.84	16.17

Spread loans	15.26	15.29	14.73	14.29	14.72	15.05
Spread deposits	0.87	0.94	1.08	1.13	1.12	1.12

Retail Banking Brazil
Million dollars

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	7,371	5,802	1,569	27.0

Net fees	1,918	1,498	421	28.1
Gains (losses) on financial transactions	479	484	(5)	(1.0)
Other operating income*	(248)	(109)	(138)	126.4

Gross income	9,520	7,674	1,846	24.1

Operating expenses	(3,753)	(3,086)	(667)	21.6
General administrative expenses	(3,361)	(2,804)	(557)	19.9
Personnel	(1,824)	(1,439)	(385)	26.8
Other general administrative expenses	(1,537)	(1,365)	(172)	12.6
Depreciation and amortisation	(391)	(282)	(109)	38.8

Net operating income	5,768	4,588	1,180	25.7

Net loan-loss provisions	(3,204)	(2,586)	(619)	23.9
Other income	(701)	(533)	(168)	31.4

Profit before taxes	1,863	1,470	393	26.8

Tax on profit	(396)	(273)	(123)	44.9

Profit from continuing operations	1,467	1,196	271	22.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,467	1,196	271	22.6

Minority interests	253	156	97	62.4

Attributable profit to the Group	1,214	1,040	173	16.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	2,896	2,905	3,111	3,262	3,573	3,798

Net fees	728	770	807	831	932	986
Gains (losses) on financial transactions	194	291	286	360	174	305
Other operating income*	(32)	(77)	(84)	(93)	(89)	(159)

Gross income	3,786	3,888	4,121	4,360	4,590	4,931

Operating expenses	(1,513)	(1,573)	(1,659)	(1,746)	(1,831)	(1,922)
General administrative expenses	(1,374)	(1,430)	(1,502)	(1,562)	(1,648)	(1,714)
Personnel	(703)	(736)	(785)	(864)	(904)	(920)
Other general administrative expenses	(671)	(695)	(718)	(698)	(744)	(793)
Depreciation and amortisation	(139)	(143)	(157)	(184)	(183)	(208)

Net operating income	2,273	2,315	2,461	2,614	2,759	3,009

Net loan-loss provisions	(1,324)	(1,262)	(1,070)	(1,263)	(1,409)	(1,795)
Other income	(310)	(223)	(279)	(157)	(319)	(381)

Profit before taxes	640	830	1,112	1,194	1,030	833

Tax on profit	(86)	(188)	(293)	(402)	(245)	(151)

Profit from continuing operations	554	642	820	792	785	681

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	554	642	820	792	785	681

Minority interests	70	85	129	134	136	117

Attributable profit to the Group	483	557	691	658	649	565

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	12,023	10,426	1,596	15.3

Net fees	3,129	2,692	437	16.3
Gains (losses) on financial transactions	782	870	(88)	(10.2)
Other operating income*	(404)	(197)	(208)	105.5

Gross income	15,529	13,791	1,738	12.6

Operating expenses	(6,121)	(5,546)	(575)	10.4
General administrative expenses	(5,483)	(5,039)	(444)	8.8
Personnel	(2,976)	(2,586)	(390)	15.1
Other general administrative expenses	(2,507)	(2,453)	(54)	2.2
Depreciation and amortisation	(638)	(506)	(132)	26.0

Net operating income	9,408	8,246	1,163	14.1

Net loan-loss provisions	(5,227)	(4,646)	(580)	12.5
Other income	(1,143)	(958)	(185)	19.3

Profit before taxes	3,039	2,641	398	15.1

Tax on profit	(646)	(491)	(155)	31.5

Profit from continuing operations	2,392	2,150	243	11.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,392	2,150	243	11.3

Minority interests	412	280	133	47.4

Attributable profit to the Group	1,980	1,870	110	5.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	5,219	5,208	5,443	5,541	5,955	6,068

Net fees	1,312	1,380	1,411	1,410	1,553	1,576
Gains (losses) on financial transactions	349	521	501	617	290	492
Other operating income*	(58)	(139)	(147)	(160)	(148)	(256)

Gross income	6,822	6,970	7,208	7,408	7,650	7,879

Operating expenses	(2,726)	(2,820)	(2,902)	(2,966)	(3,052)	(3,069)
General administrative expenses	(2,476)	(2,564)	(2,628)	(2,653)	(2,747)	(2,736)
Personnel	(1,267)	(1,319)	(1,373)	(1,470)	(1,507)	(1,469)
Other general administrative expenses	(1,208)	(1,245)	(1,255)	(1,183)	(1,240)	(1,268)
Depreciation and amortisation	(250)	(256)	(274)	(314)	(305)	(333)

Net operating income	4,096	4,150	4,306	4,442	4,598	4,810

Net loan-loss provisions	(2,385)	(2,261)	(1,861)	(2,140)	(2,349)	(2,878)
Other income	(558)	(400)	(488)	(258)	(532)	(611)

Profit before taxes	1,153	1,488	1,956	2,043	1,717	1,322

Tax on profit	(155)	(337)	(516)	(694)	(408)	(238)

Profit from continuing operations	998	1,151	1,440	1,349	1,309	1,083

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	998	1,151	1,440	1,349	1,309	1,083

Minority interests	127	153	227	230	227	186

Attributable profit to the Group	871	999	1,213	1,119	1,082	898

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	706	731	(25)	(3.4)

Net fees	247	222	25	11.3
Gains (losses) on financial transactions	100	6	94	—
Other operating income*	(16)	(15)	(1)	6.3

Gross income	1,037	944	93	9.9

Operating expenses	(408)	(387)	(22)	5.6
General administrative expenses	(360)	(339)	(21)	6.3
Personnel	(200)	(175)	(25)	14.4
Other general administrative expenses	(160)	(164)	4	(2.4)
Depreciation and amortisation	(49)	(48)	(0)	1.0

Net operating income	629	557	71	12.8

Net loan-loss provisions	(164)	(255)	91	(35.7)
Other income	(7)	(30)	24	(77.8)

Profit before taxes	458	272	186	68.4

Tax on profit	(73)	(28)	(45)	159.7

Profit from continuing operations	386	244	142	58.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	386	244	142	58.0

Minority interests	1	59	(58)	(98.9)

Attributable profit to the Group	385	186	200	107.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	346	384	368	351	351	355

Net fees	103	120	115	117	128	120
Gains (losses) on financial transactions	(1)	7	20	(11)	57	43
Other operating income*	(12)	(3)	(10)	(2)	(10)	(6)

Gross income	436	508	492	455	526	511

Operating expenses	(184)	(203)	(206)	(211)	(199)	(209)
General administrative expenses	(162)	(176)	(183)	(186)	(175)	(185)
Personnel	(84)	(91)	(93)	(95)	(100)	(100)
Other general administrative expenses	(79)	(85)	(90)	(91)	(75)	(85)
Depreciation and amortisation	(21)	(27)	(24)	(25)	(24)	(24)

Net operating income	252	305	286	244	327	302

Net loan-loss provisions	(133)	(122)	(102)	(110)	(74)	(89)
Other income	(10)	(20)	(9)	10	(6)	(1)

Profit before taxes	109	163	175	144	247	211

Tax on profit	2	(30)	(19)	6	(37)	(35)

Profit from continuing operations	111	134	156	150	210	176

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	111	134	156	150	210	176

Minority interests	27	32	28	0	0	0

Attributable profit to the Group	84	102	128	150	209	176

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	12.08	11.42	11.23	10.98	10.67	10.44

Spread loans	10.03	9.50	9.20	8.93	8.58	8.40
Spread deposits	2.05	1.92	2.03	2.05	2.09	2.04

Retail Banking Mexico
Million dollars

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	989	966	23	2.4

Net fees	347	294	53	18.0
Gains (losses) on financial transactions	140	8	132	—
Other operating income*	(22)	(20)	(3)	12.7

Gross income	1,454	1,249	206	16.5

Operating expenses	(573)	(511)	(61)	12.0
General administrative expenses	(505)	(448)	(57)	12.7
Personnel	(280)	(231)	(49)	21.3
Other general administrative expenses	(224)	(217)	(7)	3.4
Depreciation and amortisation	(68)	(64)	(5)	7.1

Net operating income	882	737	145	19.6

Net loan-loss provisions	(229)	(337)	107	(31.9)
Other income	(9)	(40)	31	(76.5)

Profit before taxes	643	360	283	78.6

Tax on profit	(102)	(37)	(65)	175.3

Profit from continuing operations	541	323	218	67.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	541	323	218	67.5

Minority interests	1	78	(77)	(98.8)

Attributable profit to the Group	540	245	295	120.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	479	488	474	477	480	509

Net fees	142	152	149	159	174	173
Gains (losses) on financial transactions	(1)	9	26	(15)	78	62
Other operating income*	(17)	(3)	(13)	(3)	(14)	(9)

Gross income	602	646	635	618	719	735

Operating expenses	(254)	(258)	(266)	(286)	(272)	(301)
General administrative expenses	(225)	(223)	(236)	(252)	(239)	(266)
Personnel	(116)	(115)	(120)	(129)	(137)	(144)
Other general administrative expenses	(108)	(108)	(116)	(123)	(102)	(122)
Depreciation and amortisation	(29)	(34)	(30)	(33)	(33)	(35)

Net operating income	348	389	369	332	447	435

Net loan-loss provisions	(184)	(153)	(131)	(150)	(101)	(128)
Other income	(14)	(26)	(11)	13	(8)	(2)

Profit before taxes	151	209	227	196	338	305

Tax on profit	2	(39)	(25)	7	(51)	(51)

Profit from continuing operations	153	170	202	203	287	254

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	153	170	202	203	287	254

Minority interests	37	41	36	1	0	0

Attributable profit to the Group	116	130	166	202	286	254

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	11,769	12,236	(467)	(3.8)

Net fees	4,128	3,722	406	10.9
Gains (losses) on financial transactions	1,671	102	1,569	—
Other operating income*	(266)	(251)	(15)	5.9

Gross income	17,302	15,809	1,493	9.4

Operating expenses	(6,812)	(6,476)	(337)	5.2
General administrative expenses	(6,003)	(5,672)	(332)	5.8
Personnel	(3,335)	(2,926)	(409)	14.0
Other general administrative expenses	(2,669)	(2,746)	77	(2.8)
Depreciation and amortisation	(809)	(804)	(5)	0.6

Net operating income	10,490	9,333	1,157	12.4

Net loan-loss provisions	(2,730)	(4,265)	1,535	(36.0)
Other income	(113)	(510)	398	(77.9)

Profit before taxes	7,647	4,558	3,089	67.8

Tax on profit	(1,210)	(468)	(742)	158.7

Profit from continuing operations	6,437	4,090	2,347	57.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	6,437	4,090	2,347	57.4

Minority interests	11	982	(971)	(98.9)

Attributable profit to the Group	6,426	3,107	3,318	106.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	6,107	6,129	6,069	5,901	5,789	5,980

Net fees	1,809	1,912	1,901	1,965	2,103	2,025
Gains (losses) on financial transactions	(16)	117	328	(190)	947	724
Other operating income*	(216)	(35)	(168)	(34)	(165)	(101)

Gross income	7,685	8,123	8,130	7,642	8,674	8,629

Operating expenses	(3,240)	(3,236)	(3,409)	(3,541)	(3,281)	(3,531)
General administrative expenses	(2,866)	(2,805)	(3,019)	(3,126)	(2,881)	(3,122)
Personnel	(1,481)	(1,444)	(1,540)	(1,601)	(1,649)	(1,686)
Other general administrative expenses	(1,385)	(1,361)	(1,479)	(1,525)	(1,232)	(1,437)
Depreciation and amortisation	(374)	(430)	(390)	(414)	(400)	(409)

Net operating income	4,446	4,888	4,721	4,101	5,393	5,097

Net loan-loss provisions	(2,347)	(1,918)	(1,678)	(1,851)	(1,223)	(1,506)
Other income	(177)	(333)	(146)	173	(93)	(20)

Profit before taxes	1,922	2,636	2,898	2,423	4,076	3,571

Tax on profit	30	(498)	(317)	95	(616)	(595)

Profit from continuing operations	1,952	2,138	2,581	2,518	3,461	2,976

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,952	2,138	2,581	2,518	3,461	2,976

Minority interests	473	509	456	9	6	5

Attributable profit to the Group	1,479	1,629	2,125	2,510	3,455	2,971

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	689	658	31	4.7

Net fees	191	166	25	15.1
Gains (losses) on financial transactions	15	14	1	7.6
Other operating income*	(8)	(7)	(1)	8.3

Gross income	887	831	56	6.8

Operating expenses	(352)	(310)	(42)	13.6
General administrative expenses	(311)	(271)	(40)	14.6
Personnel	(195)	(170)	(26)	15.2
Other general administrative expenses	(116)	(102)	(14)	13.5
Depreciation and amortisation	(41)	(39)	(2)	6.3

Net operating income	535	521	14	2.8

Net loan-loss provisions	(178)	(194)	16	(8.4)
Other income	5	2	3	162.3

Profit before taxes	362	329	34	10.3

Tax on profit	(43)	(48)	5	(10.0)

Profit from continuing operations	320	281	39	13.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	320	281	39	13.8

Minority interests	77	64	13	20.5

Attributable profit to the Group	243	217	26	11.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	308	349	350	348	332	356

Net fees	79	87	91	97	94	97
Gains (losses) on financial transactions	11	4	11	4	5	10
Other operating income*	(3)	(4)	(4)	(8)	(5)	(3)

Gross income	395	436	447	441	427	460

Operating expenses	(143)	(168)	(168)	(175)	(173)	(179)
General administrative expenses	(124)	(147)	(150)	(153)	(152)	(159)
Personnel	(75)	(95)	(93)	(98)	(93)	(102)
Other general administrative expenses	(50)	(52)	(57)	(56)	(58)	(57)
Depreciation and amortisation	(18)	(20)	(18)	(22)	(21)	(20)

Net operating income	252	269	279	266	254	281

Net loan-loss provisions	(111)	(83)	(66)	(56)	(87)	(91)
Other income	(7)	9	(6)	35	3	3

Profit before taxes	134	194	207	245	169	193

Tax on profit	(20)	(28)	(20)	(51)	(29)	(14)

Profit from continuing operations	114	166	187	194	140	179

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	114	166	187	194	140	179

Minority interests	25	39	42	43	33	44

Attributable profit to the Group	90	127	145	151	107	135

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.49	7.33	7.03	6.69	7.47	7.04

Spread loans	5.24	5.03	4.76	4.52	4.38	4.14
Spread deposits	2.25	2.30	2.27	2.17	3.09	2.90

Retail Banking Chile
Million dollars

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	965	870	96	11.0

Net fees	268	219	48	22.1
Gains (losses) on financial transactions	22	19	3	14.1
Other operating income*	(11)	(10)	(1)	14.9

Gross income	1,244	1,099	145	13.2

Operating expenses	(494)	(410)	(84)	20.4
General administrative expenses	(436)	(359)	(77)	21.5
Personnel	(274)	(224)	(50)	22.2
Other general administrative expenses	(162)	(135)	(27)	20.4
Depreciation and amortisation	(58)	(51)	(6)	12.7

Net operating income	750	689	62	8.9

Net loan-loss provisions	(249)	(257)	7	(2.8)
Other income	8	3	5	178.1

Profit before taxes	508	435	74	17.0

Tax on profit	(60)	(63)	3	(4.6)

Profit from continuing operations	448	372	77	20.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	448	372	77	20.6

Minority interests	108	85	23	27.7

Attributable profit to the Group	340	287	53	18.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	426	444	451	472	454	511

Net fees	109	111	117	131	129	139
Gains (losses) on financial transactions	15	4	14	6	7	15
Other operating income*	(5)	(5)	(5)	(11)	(7)	(4)

Gross income	545	553	577	598	584	660

Operating expenses	(197)	(213)	(217)	(237)	(237)	(257)
General administrative expenses	(172)	(187)	(193)	(208)	(208)	(229)
Personnel	(103)	(121)	(120)	(132)	(128)	(146)
Other general administrative expenses	(69)	(66)	(73)	(75)	(80)	(83)
Depreciation and amortisation	(25)	(26)	(23)	(29)	(29)	(29)

Net operating income	348	340	360	361	347	403

Net loan-loss provisions	(153)	(103)	(84)	(77)	(119)	(130)
Other income	(9)	12	(8)	46	4	4

Profit before taxes	185	249	267	330	232	277

Tax on profit	(27)	(36)	(26)	(68)	(40)	(20)

Profit from continuing operations	158	213	242	262	192	257

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	158	213	242	262	192	257

Minority interests	34	51	54	59	45	63

Attributable profit to the Group	124	163	187	204	147	193

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	459,264	456,945	2,318	0.5

Net fees	127,380	115,231	12,149	10.5
Gains (losses) on financial transactions	10,319	9,990	329	3.3
Other operating income*	(5,227)	(5,025)	(202)	4.0

Gross income	591,736	577,142	14,595	2.5

Operating expenses	(234,911)	(215,460)	(19,451)	9.0
General administrative expenses	(207,526)	(188,622)	(18,904)	10.0
Personnel	(130,297)	(117,784)	(12,513)	10.6
Other general administrative expenses	(77,229)	(70,838)	(6,391)	9.0
Depreciation and amortisation	(27,385)	(26,838)	(547)	2.0

Net operating income	356,826	361,682	(4,856)	(1.3)

Net loan-loss provisions	(118,677)	(134,876)	16,199	(12.0)
Other income	3,653	1,451	2,202	151.8

Profit before taxes	241,802	228,256	13,545	5.9

Tax on profit	(28,596)	(33,098)	4,502	(13.6)

Profit from continuing operations	213,205	195,158	18,047	9.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	213,205	195,158	18,047	9.2

Minority interests	51,407	44,438	6,969	15.7

Attributable profit to the Group	161,798	150,719	11,079	7.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	221,236	235,710	230,405	226,187	218,919	240,345

Net fees	56,453	58,778	59,668	63,338	62,186	65,194
Gains (losses) on financial transactions	7,783	2,207	7,306	2,458	3,335	6,984
Other operating income*	(2,399)	(2,625)	(2,689)	(5,499)	(3,188)	(2,039)

Gross income	283,072	294,069	294,690	286,484	281,252	310,484

Operating expenses	(102,300)	(113,160)	(110,745)	(113,954)	(114,043)	(120,868)
General administrative expenses	(89,250)	(99,372)	(98,822)	(99,877)	(100,067)	(107,459)
Personnel	(53,525)	(64,259)	(61,471)	(63,786)	(61,603)	(68,694)
Other general administrative expenses	(35,725)	(35,113)	(37,351)	(36,091)	(38,464)	(38,765)
Depreciation and amortisation	(13,050)	(13,788)	(11,923)	(14,077)	(13,976)	(13,409)

Net operating income	180,773	180,909	183,945	172,530	167,209	189,616

Net loan-loss provisions	(79,676)	(55,200)	(42,638)	(35,410)	(57,416)	(61,261)
Other income	(4,841)	6,291	(4,363)	23,611	1,849	1,805

Profit before taxes	96,256	132,000	136,944	160,730	111,642	130,159

Tax on profit	(14,136)	(18,962)	(13,085)	(33,839)	(19,302)	(9,295)

Profit from continuing operations	82,119	113,039	123,859	126,892	92,340	120,865

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	82,119	113,039	123,859	126,892	92,340	120,865

Minority interests	17,593	26,845	27,918	28,319	21,616	29,791

Attributable profit to the Group	64,526	86,193	95,941	98,573	70,724	91,074

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	1,207	1,178	29	2.5

Net fees	656	632	24	3.8
Gains (losses) on financial transactions	532	778	(246)	(31.6)
Other operating income*	143	80	63	79.4

Gross income	2,538	2,667	(130)	(4.9)

Operating expenses	(813)	(722)	(90)	12.5
General administrative expenses	(742)	(652)	(90)	13.9
Personnel	(486)	(430)	(56)	13.1
Other general administrative expenses	(256)	(222)	(34)	15.3
Depreciation and amortisation	(70)	(70)	(0)	0.0

Net operating income	1,725	1,945	(220)	(11.3)

Net loan-loss provisions	(89)	29	(117)	—
Other income	(15)	(24)	9	(36.6)

Profit before taxes	1,621	1,950	(329)	(16.9)

Tax on profit	(426)	(517)	92	(17.7)

Profit from continuing operations	1,196	1,433	(237)	(16.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,196	1,433	(237)	(16.5)

Minority interests	113	133	(20)	(14.8)

Attributable profit to the Group	1,082	1,300	(217)	(16.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Business volumes
Total assets	284,364	274,401	9,963	3.6
Customer loans	73,448	70,606	2,842	4.0
Customer deposits	89,624	72,429	17,195	23.7

Global Wholesale Banking
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	549	628	543	615	572	635

Net fees	314	318	334	322	330	325
Gains (losses) on financial transactions	498	280	327	256	405	128
Other operating income*	2	77	27	60	30	113

Gross income	1,364	1,303	1,230	1,252	1,337	1,201

Operating expenses	(341)	(381)	(382)	(387)	(395)	(418)
General administrative expenses	(311)	(341)	(346)	(348)	(359)	(383)
Personnel	(193)	(237)	(226)	(239)	(235)	(251)
Other general administrative expenses	(118)	(104)	(120)	(110)	(125)	(132)
Depreciation and amortisation	(31)	(40)	(36)	(39)	(35)	(35)

Net operating income	1,023	922	848	865	943	782

Net loan-loss provisions	48	(20)	(28)	(3)	12	(100)
Other income	(8)	(16)	5	7	(13)	(2)

Profit before taxes	1,064	886	826	869	941	681

Tax on profit	(279)	(239)	(221)	(234)	(242)	(183)

Profit from continuing operations	785	648	605	635	699	497

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	785	648	605	635	699	497

Minority interests	71	62	57	51	57	56

Attributable profit to the Group	714	586	548	584	641	441

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Business volumes
Total assets	254,380	274,401	302,351	284,103	274,235	284,364
Customer loans	61,001	70,606	69,865	70,577	67,996	73,448
Customer deposits	58,003	72,429	78,125	84,600	93,825	89,624

Asset Management and Insurance
Million euros

			Variation
	H1 ’11	H1 ’10	Amount	%
Income statement
Net interest income	144	90	54	60.2

Net fees	189	209	(20)	(9.5)
Gains (losses) on financial transactions	9	19	(10)	(53.1)
Other operating income*	248	201	47	23.5

Gross income	590	519	71	13.8

Operating expenses	(172)	(154)	(18)	11.9
General administrative expenses	(154)	(138)	(16)	11.7
Personnel	(86)	(79)	(7)	8.6
Other general administrative expenses	(68)	(59)	(9)	15.9
Depreciation and amortisation	(18)	(16)	(2)	14.2

Net operating income	418	365	53	14.5

Net loan-loss provisions	0	(0)	0	—
Other income	(11)	(9)	(1)	12.6

Profit before taxes	408	356	52	14.6

Tax on profit	(137)	(97)	(40)	40.8

Profit from continuing operations	270	258	12	4.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	270	258	12	4.8

Minority interests	28	30	(2)	(6.3)

Attributable profit to the Group	243	229	14	6.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.11	30.06.10	Amount	%
Business volumes
Total assets	35,846	32,065	3,781	11.8
Customer loans	448	553	(106)	(19.1)
Customer deposits	5,336	2,419	2,917	120.6

Asset Management and Insurance
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11
Income statement
Net interest income	38	52	60	82	71	74

Net fees	104	105	108	108	95	94
Gains (losses) on financial transactions	12	7	15	15	0	9
Other operating income*	89	111	89	86	122	126

Gross income	243	276	272	291	288	302

Operating expenses	(74)	(80)	(85)	(104)	(86)	(86)
General administrative expenses	(66)	(72)	(77)	(80)	(77)	(77)
Personnel	(39)	(40)	(41)	(41)	(43)	(43)
Other general administrative expenses	(27)	(32)	(37)	(39)	(35)	(34)
Depreciation and amortisation	(8)	(8)	(7)	(24)	(9)	(9)

Net operating income	169	196	187	186	202	216

Net loan-loss provisions	(0)	(0)	(0)	0	(0)	0
Other income	(3)	(6)	(6)	(2)	(8)	(2)

Profit before taxes	166	190	182	184	194	214

Tax on profit	(43)	(54)	(48)	(55)	(60)	(77)

Profit from continuing operations	122	136	134	129	133	137

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	122	136	134	129	133	137

Minority interests	14	16	14	16	14	13

Attributable profit to the Group	108	120	120	113	119	124

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11
Business volumes
Total assets	31,573	32,065	33,091	33,060	33,060	35,846
Customer loans	690	553	496	459	471	448
Customer deposits	533	2,419	3,449	4,100	4,617	5,336

NPL ratio
%

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11

Continental Europe	3.73	3.87	4.01	4.34	4.57	4.77

Santander Branch Network	4.65	4.78	4.90	5.52	5.99	6.73
Banesto	3.13	3.49	3.83	4.11	4.31	4.54
Santander Consumer Finance	5.12	5.23	5.13	4.95	4.63	4.42
Portugal	2.32	2.40	2.43	2.90	3.03	3.25
Retail Poland (BZ WBK)						6.43

United Kingdom	1.88	1.85	1.77	1.76	1.75	1.82

Latin America	4.18	4.13	4.15	4.11	4.01	4.20

Brazil	5.04	5.01	4.97	4.91	4.85	5.05
Mexico	1.86	1.77	2.20	1.84	1.58	2.45
Chile	3.36	3.31	3.58	3.74	3.80	3.65

Sovereign	5.14	5.11	4.80	4.61	4.15	3.76

Operating Areas	3.32	3.35	3.39	3.53	3.59	3.76

Spain	3.59	3.71	3.88	4.24	4.57	4.81

NPL coverage
%

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11

Continental Europe	74	71	75	71	67	65

Santander Branch Network	59	53	55	52	50	47
Banesto	61	58	60	54	52	52
Santander Consumer Finance	108	111	122	128	122	128
Portugal	64	65	69	60	62	62
Retail Poland (BZ WBK)						67

United Kingdom	46	46	48	46	45	41

Latin America	107	105	103	104	107	105

Brazil	100	98	98	101	104	102
Mexico	268	257	199	215	234	165
Chile	99	97	94	89	89	89

Sovereign	65	67	72	75	82	85

Operating Areas	75	74	77	75	73	71

Spain	68	64	65	58	53	49

Spreads loans and deposits
%

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11

Santander Branch Network
Spread loans	2.10	1.94	1.83	1.83	1.90	1.97
Spread deposits	0.50	0.10	0.04	0.06	0.05	0.56

SUM	2.60	2.04	1.87	1.89	1.95	2.53

Retail Banking Banesto
Spread loans	2.02	2.00	1.92	1.99	2.03	2.08
Spread deposits	0.18	(0.35)	(0.51)	(0.52)	(0.36)	0.12

SUM	2.20	1.65	1.41	1.47	1.67	2.20

Santander Consumer Finance
Spread loans	5.90	6.19	6.72	6.94	6.69	5.99

Retail Banking Portugal
Spread loans	1.76	1.82	1.82	1.88	1.96	2.06
Spread deposits	0.09	0.10	0.21	0.23	0.12	(0.31)

SUM	1.85	1.92	2.03	2.11	2.08	1.75

Retail Banking United Kingdom
Spread loans	2.05	2.13	2.20	2.28	2.34	2.35
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)	(0.38)

SUM	1.99	1.99	2.03	2.03	2.04	1.97

Retail Banking Brazil
Spread loans	15.26	15.29	14.73	14.29	14.72	15.05
Spread deposits	0.87	0.94	1.08	1.13	1.12	1.12

SUM	16.13	16.23	15.81	15.42	15.84	16.17

Retail Banking Mexico
Spread loans	10.03	9.50	9.20	8.93	8.58	8.40
Spread deposits	2.05	1.92	2.03	2.05	2.09	2.04

SUM	12.08	11.42	11.23	10.98	10.67	10.44

Retail Banking Chile
Spread loans	5.24	5.03	4.76	4.52	4.38	4.14
Spread deposits	2.25	2.30	2.27	2.17	3.09	2.90

SUM	7.49	7.33	7.03	6.69	7.47	7.04

Retail Banking Sovereign
Spread loans	1.94	1.96	2.04	2.08	2.16	2.24
Spread deposits	0.94	0.99	0.62	0.53	0.78	0.66

SUM	2.88	2.95	2.66	2.61	2.94	2.90

Risk-weighted assets
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11

Continental Europe	255,020	259,823	258,576	255,254	247,738	252,424

Santander Branch Network	75,956	75,468	73,076	70,438	67,886	64,870
Banesto	61,027	61,112	59,039	57,914	53,818	52,122
Santander Consumer	50,004	51,487	55,131	56,991	60,103	60,175
Portugal	23,360	23,430	23,181	23,417	22,339	22,412
Retail Poland (BZ WBK)						9,353

United Kingdom	80,108	85,512	83,765	86,018	84,610	83,814

Latin America	148,152	164,467	166,518	176,073	171,431	176,039

Brazil	88,258	99,074	101,036	107,267	105,612	109,717
Mexico	19,833	21,548	22,099	22,325	21,786	22,537
Chile	19,752	21,904	22,687	24,175	23,217	23,520

Sovereign	44,225	49,278	38,737	38,811	36,562	36,260

Operating Areas	527,505	559,080	547,596	556,155	540,341	548,537

Corporate Activities	40,044	42,438	46,097	48,730	33,695	31,942

Total	567,549	601,518	593,693	604,885	574,036	580,480

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 29, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President